Scientific Learning®

2004 Annual Report and 2005 Proxy Statement

Scientific Learning®


50,000
120,000
230,000
330,000
470,000
00
01
02
03
04
CUMULATIVE STUDENT ENROLLMENT

Scientific Learning developed the award-winning Fast ForWord® family of products. Based on over 30 years of scientific research into the way the brain learns, Fast ForWord products have been proven to be an effective reading intervention strategy that accelerates the learning process. Fast ForWord is the foundational tool needed to improve overall student literacy. Its unique ability to develop and strengthen the cognitive skills of memory, attention, processing and sequencing is essential for academic learning and reading success. Our patented technology features the FAST Power Learning™ formula of frequency, adaptivity, simultaneous development and timely motivation which makes learning fast and enduring. We sell primarily to K-12 schools and through speech and language professionals.

(in thousands, except per share amount)	2000	2001	2002	2003	2004
Booked Sales*	$ 15,740	$ 21,038	$ 28,353	$ 30,704	$ 37,260
Revenue	14,062	14,725	21,837	29,916	30,976
Operating income (loss)	(22,514)	(21,581)	(7,454)	2,934	(735)
Net income (loss)	(21,435)	(22,613)	(8,695)	2,130	(693)
Net income (loss) per share	(1.92)	(1.92)	(0.56)	0.13	(0.04)
Cash from (used in) operations	(19,450)	(12,487)	3,717	4,550	6,721
Deferred revenue	5,883	12,196	18,712	19,500	25,784


$15,740
$21,038
$28,353
$30,704
$37,260
00 01 02 03 04

BOOKED SALES*


$14,062
$14,725
$21,837
$29,916
$30,976
00 01 02 03 04

REVENUE


$5,883
$12,196
$18,712
$19,500
$25,784
00 01 02 03 04

DEFERRED REVENUE


$(21,435)
$(22,613)
$(8,695)
$2,130
$(693)
00 01 02 03 04

NET INCOME


$(19,450)
$(12,487)
$3,717
$4,550
$6,721
00 01 02 03 04

CASH FROM OPERATIONS



*Booked Sales is a non GAAP financial measure.
See Form 10-K, Management's Discussion and Analysis.



To Our Shareholders:

Scientific Learning made great progress in 2004. We refined the clarity of our powerful message, improved our school implementations, expanded our research base, added two new products, and achieved high sales productivity. Awareness and use of our Fast ForWord® family of products is growing. More than 470,000 students have now enrolled in our software, over 3,200 schools have licensed our products and over 5,000 clinicians have used Fast ForWord in their practice.

Booked sales grew 21% to $37.3 million in 2004, while revenue rose 4% to $31.0 million. The $6.3 million difference between booked sales and revenue was added to our deferred revenue balance. Deferred revenue, which is revenue we will recognize in the future, increased 32% and totaled $25.8 million at year end.

A growing awareness of Fast ForWord products, coupled with an improving market outlook, resulted in a decision to accelerate our investment in sales and marketing during 2004. We began increasing the size of our direct sales force, adding marketing staff, and expanding our nascent telesales capacity. We plan to continue this expansion throughout 2005. Operating expenses rose 19% during 2004.

> Booked sales to K-12 education, our primary market, increased 22%, well above the estimated industry growth rate of 4% to 5%. Sales productivity reached record levels.

Because of the timing difference between sales and revenue recognition, our financial focus is on driving sales growth, managing expenses to support these targets, and improving cash flow.

Strong sales growth, good expense management, and better working capital management resulted in strong cash flow for the year. Cash from operating activities grew more than 45% to $6.7 million. We ended the year with $10.3 million in cash and no debt. Only three years ago, we were $10 million in debt.

We reported a net loss, which relates revenue to expenses, of $693,000 and $0.04 per share, compared to a net profit of $2.1 million and $0.13 per share in 2003. These results include approximately $550,000 associated with the costs of restating our financial results for 2000 through the first six months of 2004. The restatement reflected a technical revenue accounting issue; there is no suggestion of impropriety or misconduct. Scientific Learning is committed to GAAP accounting practices and the highest standards of integrity in all matters.

Late in 2004, we initiated a pricing change that we expect to result in recognition of a higher proportion of our sales into revenue in 2005. As


Over 470,000
students have
enrolled in
Fast ForWord.
Over 3,200
schools have
bought
Fast ForWord.

a result, we expect 2005 revenue to grow faster than sales, the reverse of 2004. Over time, this change is expected to result in a better match between revenue and expenses.

Booked sales to K-12 education, our primary market, increased 22%, well above the estimated industry growth rate of 4% to 5%. Sales productivity reached record levels. A big factor in this improvement, which is also a key factor to improving profitability, is the increasing number of large transactions. In 2004, we completed 66 sales over $100,000, compared to 59 in 2003, with an increased value of almost 50%. We closed the largest sale in the Company's history, over $10 million, to the School District of Philadelphia. Philadelphia expanded its use of Fast ForWord software district-wide, to another 175 schools, based on their analysis of the impressive gains in reading achievement results for Philadelphia students who used Fast ForWord.

Two other school districts made purchases over $1 million, Dade County (Miami, Florida) and Cumberland County (North Carolina). Dade County is our second largest customer, with 76 schools. Other school districts that have made major commitments to Fast ForWord as a significant reading intervention solution during 2004 include: Chicago, Christina (Delaware), Clover Park (Washington), Dallas, Lake County (Florida) and United (Texas).

To meet demands focused on improving universal literacy, educators are searching for new ways to help struggling readers. They need solutions that are supported by scientifically-based research and quickly produce results. This is an ideal environment for Scientific Learning. Our Fast ForWord patented software products improve the foundational cognitive skills required to read and learn. These neuroscience designed solutions, based on over 30 years of research, have been proven repeatedly, in research laboratories and in schools, to be a fast, effective and enduring method for changing the achievement results for struggling readers. More than 600 articles have been published about Fast ForWord and the foundational research that led to its development. These publications include articles in major peer-reviewed scientific journals. More than 200 research studies have been published on the efficacy of Fast ForWord products. We have research data involving 35,000 students, including 14,000 in experimental groups and 21,000 in control groups. In 2004, over 34 independent school district research studies were published.

Educators are searching for new ways to help struggling readers. They need solutions that are supported by scientifically-based research and quickly produce results. This is an ideal environment for Scientific Learning.

Our efforts to build awareness among educational leaders on how the brain learns and, more specifically, how the brain learns to read have been concentrated on three primary initiatives. We conducted four national and one regional executive forums, engaging educational leaders from across North America with our scientists. These sessions were designed to provide intensive exploration of this compelling body of research, to experience its application in our products, and to discuss its implementation in schools. We have also established 15 national and 26 state reference accounts, so that decision makers can visit school districts and sites to see and explore the use of the Fast ForWord products in a real-world educational environment. And lastly, our scientists, Chief Education Officer, Senior Clinician, and educational consultants have been invited to speak at numerous national and state education association conferences and meetings.

One of our chief goals is to continuously improve school implementations, to drive increased student use and strong results. Our first customer conference was an important step in this regard. Other significant initiatives include increasing the effectiveness of our professional services, encouraging content completion and adherence to our protocols, increasing ease of use and improving the integration of Fast ForWord with schools' other educational activities.

Our professional services are a key element in gaining results in schools. In 2004, we initiated certification programs for our implementation and technical staffs to provide consistent quality. We also made excellent progress on our goal of increasing the quantity of services sold and delivered. Sales of professional services increased 75% over 2003, significantly more for our larger implementations. We now have dedicated staff in many of our largest implementations.

Another major advance in 2004 was the release of a shortened 50-minute protocol for all Fast ForWord products. This 50-minute protocol fits much better in the typical school day and is now the standard.

We achieved technical stability of our new Gateway Edition early in the year. Our customers' response to Gateway's improved ease of use, flexibility and substantial increases in functionality has been tremendous.

These achievements led to a 26% reduction in


Sales of professional services increased 75%.
Cash flow up 48%.

support calls per school. We received high marks on independent customer surveys, and 84% of our sales in 2004 were from existing customers.

We continued the expansion of the Fast ForWord to Reading series, releasing Reading 1 and 2. These products continue the important development of the foundational cognitive skills required for students to read proficiently. In 2005, we plan to release Fast ForWord to Reading Prep and Reading 5, along with Fast ForWord Language Basics. These products complete a comprehensive suite of reading intervention solutions for students from Pre-K to Grade 12.

Looking to 2005, we face the continued challenge of keeping sales growing in the 20% to 30% range; well above industry growth rates. We must continue to increase the number of larger transactions in a complex decision-making environment. We must continue to increase the market awareness of Fast ForWord, supported by a growing and powerful body of neuroscience research. We must stay focused on increasing our implementation effectiveness, so that school districts can achieve the desired educational results. At the same time, we must accomplish these goals in cost effective ways, improving our margins on sales, generating increased cash flow to fund investment, and executing against our business model. The timing of sales was unusual in 2004, with a particularly strong first half. As a result, we expect tough sales comparisons in the first half of 2005 and strong growth in the second half of the year.

We are excited about 2005 and our capacity to meet these challenges.

I would be remiss if I did not acknowledge our dedicated employees, who work hard every day to build lasting value for our customers and shareholders. We are committed to making Scientific Learning a great place to work, and to maintain and recruit the talent and skills necessary to build an exceptional business.

I look forward to updating you on our growth and progress throughout the year.

Robert C. Bowen
Chairman and CEO

Fast ForWord®
Family of Products

THE CRITICAL LINK FOR STRUGGLING READERS



Fast ForWord Language Basics
NEW in 2005!
Fast ForWord Language
Fast ForWord Middle & High School
Fast ForWord Language to Reading
Fast ForWord to Reading Prep
NEW in 2005!
Fast ForWord to Reading 1
Fast ForWord to Reading 2
Fast ForWord to Reading 3
Fast ForWord to Reading 4
Fast ForWord to Reading 5
NEW in 2005!



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

/X/ Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004 or

/ / Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the transition period from __________ to ________________

COMMISSION FILE NO. 000-24547

SCIENTIFIC LEARNING CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	94-3234458 (IRS Employer Identification Number)

300 FRANK H. OGAWA PLAZA, SUITE 600
OAKLAND, CA 94612-2040
(Address of principal executive offices, including zip code)

510-444-3500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act: NONE

Securities registered pursuant to Section 12 (g) of the Act:
COMMON STOCK,
PAR VALUE
$0.001 PER SHARE
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes: /X/ No: / /

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. / /

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes: / / No: /X /

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based upon the closing sale price of the Common Stock on June 30, 2004 as reported on the Nasdaq Small Cap Market was approximately $39,148,211. Shares of Common Stock held by each executive officer and director and by certain persons who owned 5% or more of the Registrant's outstanding Common Stock on that date have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 15, 2005 the Registrant had outstanding 16,669,199 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2005 Annual Meeting of Stockholders are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but rather are based on current expectations about our business and industry, as well as our beliefs and assumptions. Words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" and variations and negatives of these words and similar expressions are used to identify forward-looking statements. None of the forward-looking statements, including but not limited to those identified with asterisks(*) in this report is a guarantee of future performance or events, and all are subject to risks, uncertainties and other factors, many of which are beyond our control and some of which we may not even be presently aware. As a result, our future results and other future events or trends may differ materially from those anticipated in our forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the risks and uncertainties discussed in Item 1, Business, under the caption "Factors That May Affect Results of Operations or Stock Price" and in Item 7, Management's Discussion and Analysis. We also refer you to the risk factors that are or may be discussed from time to time in our public announcements and our other filings with the SEC, including our future Forms 8-K, 10-Q and 10-K. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect our view only as of the date of this report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

ITEM 1. BUSINESS

We develop and distribute the Fast ForWord® family of reading intervention software. Our patented products apply advances in neuroscience and cognitive research to build the fundamental cognitive skills required to read and learn.

Reading is essential for success in school and in life, yet according to the National Assessment of Educational Progress conducted by the U.S. Department of Education, in 2003 37% of fourth graders in the U.S. had below basic reading scores and 69% were unable to read proficiently at grade level. According to the NAEP, between 1992 and 2003, there was no significant change in the average reading score of fourth graders or in the proportion of fourth graders below the basic level, despite a national focus on reading and significant and increased federal funding.

Learning to read proficiently is a complex task involving multiple cognitive processes. In recent years, scientists have come to a much better understanding of these processes. Our software products are based on and incorporate learning from more than 30 years of research on the brain, language, and reading. Extensive outcomes research by independent researchers, school districts, our founding scientists, and our company demonstrates that the Fast ForWord products help students attain fast, lasting gains in the skills critical for reading.

To assist educators in monitoring their Fast ForWord implementations and tracking their students' progress, our major products include an optional web-based tool that provides detailed reports on learning results for individuals and groups of students. To encourage best practices in the use of our products, we provide on-site and remote services, including product training and professional development, implementation management, consulting and technical installation. We also provide technical, professional and customer support and a wide variety of web-based resources.

At the end of 2004, approximately 3,200 schools had purchased at least $10,000 of our Fast ForWord product licenses and services, and over 470,000 individuals had enrolled in one of our products.

MARKETS

K-12 MARKET

Our primary market is K-12 schools in the United States. In 2004, the K-12 sector represented more than 90% of our business. We began building our school sales force in late 1998, and since 2000 our annual growth rate for K-12 booked sales has averaged more than 30%. Our current long-term target for future growth in K-12 booked sales is 20% to 30% per year.* Our ability to achieve this growth depends on many factors, some of which are beyond our control, and we may not be able to achieve this target.

The K-12 market is large and is projected to grow.* The National Center for Education Statistics, part of the U.S. Department of Education, estimates that in fall 2004 U.S. K-12 schools enrolled more than 54 million students, and projects that K-12 enrollment will continue growing through 2013.* Market Data Retrieval, a supplier of market information to the education industry, estimates that there are approximately 13,700 public school districts in the U.S., and approximately 114,000 public and private school buildings, or sites.

The K-12 instructional materials market can be divided along a variety of characteristics based on type of instructional material (for example, basal, supplemental, reference, assessment), subject matter (reading, math, etc.), and medium (for example, print, software, on-line content, manipulatives). Using these categories, our products are best classified as supplemental software for reading intervention. Simba Information, Inc., a marketing information company, estimates that the K-12 market for electronic instructional materials of all types is approximately $1.7 billion, and grew approximately 3.6% between 2003 and 2004. Eduventures, a strategic consulting firm in the education industry, estimates that in 2003, K-12 schools spent $3.3 billion on supplemental content for all subject matter areas, 4.5% more than in 2002. Eduventures forecasts that the supplemental market will grow to $3.8 billion in 2005, 7% over its 2004 forecast.* Eduventures further estimates that digital supplemental products currently capture less than 20% of the supplemental market, but will grow to more than 25% of the market by 2007.* The supplemental market is highly fragmented, with numerous suppliers. We believe that we presently have a small share of the reading intervention supplemental market.

FUNDING

The general availability of funding for public schools fluctuates from time to time, and in recent years state and local education funding has been negatively affected by reduced levels of tax revenues due to the economic slowdown, and the education technology industry generally experienced soft sales, typically attributed to tight funding. However, substantial federal funding resources remain, and many of those resources are focused on reading improvement. Eduventures estimates that total spending in the broad K-12 learning market increased by 4.8% during 2004.

In governmental fiscal 2005, state revenue is generally improving, according to a recent survey by the National Conference of State Legislatures.* According to the NCSL State Budget Update: November 2004, revenues for the first few months of FY 2005 are at or above projections in almost every state, budget overruns are less severe than in recent years, and only three states reported budget gaps. While the state revenue outlook is improving, however, states face increasing demands on their budgets, in particular for increased spending for health care and for education spending to meet the mandates of No Child Left Behind.*

The federal No Child Left Behind (NCLB) Act of 2001 established reading achievement, grade level proficiency, and accountability through assessment as important national priorities. NCLB also emphasizes the need to use proven practices and products grounded in scientifically based research to improve student performance. Our products align well with the emphases of NCLB. Fast ForWord products improve reading performance by developing cognitive skills, helping bring struggling students to grade level and assisting educators in meeting their accountability objectives. Our products are based on more than 30 years of neuroscience and cognitive research. The results that can be achieved through our products are established by research conducted by independent academic researchers and school districts as well our founding scientists and our company. To date, more than 600 publications have described the results that can be achieved through Fast ForWord products and the academic research on which the products are based. We believe that our products' alignment with the important national priorities outlined in NCLB assists us in marketing and selling our products.

For fiscal year 2005, federal education appropriations totaled over $71 billion and included $12.7 billion for aid to economically disadvantaged students and their school districts (Title 1, Part A); $1 billion for Reading First; $496 million for educational technology; $991 million for 21st Century Community Learning Centers; and $675 million for English Language Acquisition programs. All of these sources of federal funding have been used by our customers to purchase Fast ForWord licenses.

IDEA, the Individuals with Disabilities Education Act, which provides special education grants to states, was reauthorized in late 2004. In the reauthorization, school districts have been given more flexibility to use special education funds for intervention for children who have not yet been classified with special needs. Special education funding has been a significant source of funds for purchases of Fast ForWord, and with the reauthorization, we expect that it may become even more significant to us.* The 2005 federal appropriation for special education grants to states was $10.6 billion.

We believe that the funding for a substantial portion of our K-12 sales comes from federal funding, so continuing to qualify for major sources of federal funding is critical to our sales success. The total amount of federal funding for education has increased each year since 1996. The current federal budget deficit, however, may impact the availability of federal education funding. Each fiscal year from 1996 through 2005, the total federal appropriation for education has increased. For fiscal 2006, the President's budget request is slightly lower than the 2005 appropriation. However, for the specific areas mentioned above, the President's 2006 budget requests are slightly higher than the 2005 appropriations for those areas.

OTHER MARKETS

In addition to selling to K-12 schools, we also sell to and through private practice professionals, learning centers, hospitals and clinics. These speech and language and other professionals recommend the use of our products to appropriate clients and then supervise the use of the software, often in connection with their other services. In 2004, over 600 non-school professionals and entities used our products. Our business in this sector decreased each year from 1999 through 2003, both in absolute dollars and as a percentage of our business, as we focused our sales and marketing efforts on the school market. In 2004, however, this trend reversed and our sales to the private sector increased in absolute dollars, although they still declined as a percentage of total booked sales. These professionals remain significant to us. Private practice professionals were our first market, and many have extensive knowledge about our products and their use that can be valuable for us and for all of our customers. These professionals sometimes provide contract services to schools and from time to time recommend Fast ForWord products for students in those schools.

We are also building a network of independent value-added resellers outside North America. Thus far, sales outside the United States have not been significant.

PRODUCTS

Our Fast ForWord software products develop the cognitive skills required to read and learn effectively. Based on more than 30 years of research in neuroscience, reading and language, our products use established neuroscience principles to help students learn. Extensive efficacy research (see *Outcomes and Scientific Basis* below) has demonstrated that fast, significant and enduring improvements in student achievement can be achieved through use of our products.

COGNITIVE SKILLS DEVELOPMENT

Reading and learning require a variety of foundational cognitive skills, all functioning together. The Fast ForWord products develop prerequisite skills that enable students to take greater advantage of their reading instruction and improve their reading proficiency. Fast ForWord products do this by developing the cognitive skills of memory, attention, processing and sequencing, which we call Learning MAPs™.

Memory. The ability to hold information short- and long-term, essential for comprehension of complex sentences and for remembering instructions.

Attention. The ability to focus on tasks and ignore distractions.

Processing. The ability to address information such as images and sounds quickly enough and in the correct sequence and to discriminate their differences. Processing skills are an essential prerequisite for phonemic awareness (the ability to distinguish among and manipulate the smallest sounds in language that can change meaning) and reading.

Sequencing. The ability to quickly and accurately determine which of two events or stimuli comes first, which is supported by memory, attention, and processing. Sequencing is essential for developing phonemic awareness, word fluency, and oral and reading comprehension.

FAST POWER LEARNING™ FORMULA

Neuroscience and cognitive research has demonstrated the importance of frequency and intensity, adaptivity, simultaneous development, and timely motivation for learning new tasks. The Fast ForWord products use these principles to help students learn more rapidly.

Frequency and intensity: Brain plasticity research demonstrates that completing a set of learning tasks in a frequent, intense timeframe is needed to make the changes in brain functioning that enhance learning. To maximize the efficacy of our products, we recommend protocols for our major products that require between 48 and 100 minutes of product use a day, five days per week.

During 2003 and 2004, we introduced protocols for each of our major products that require 48 to 50 minutes of use, five days a week, for a period of eight to 12 weeks. Our original protocols required product use for 90 to 100 minutes per day, five days a week, for a period of four to eight weeks. Our research shows that students working under the new protocols achieve substantially the same results as those using the original protocols. The shortened daily time protocols make fitting our products into the school day much easier, although the required time commitment still can present challenges to selling and implementation.

Adaptivity: The interactive exercises in the Fast ForWord products adapt to each student's skill level and progress, automatically adjusting content exposure in a variety of ways. For example, many of the exercises automatically adjust the specific content presented to the student so that the student can make correct responses approximately 80% of the time for each discrete skill. This adjustment is designed to keep the exercises challenging and engaging, while allowing the student to experience a feeling of accomplishment and to avoid the frequent failure that can discourage a student's learning.

Simultaneous Development: The Fast ForWord products simultaneously develop both major and supporting cognitive skills for enduring learning improvements. While each exercise focuses on a specific set of reading or language tasks, it is also designed to develop underlying cognitive skills such as memory, attention, processing and sequencing.

Timely Motivation: For the brain to learn, the student must be attentive and engaged, so motivation is critical to maintaining learning improvements. In the Fast ForWord products, learners are rewarded for a correct answer on their first attempt only, a scientifically validated motivational technique. Other motivational techniques include a bonus point system and the delivery of special animations that signify milestones as students progress.

PRODUCTS IN THE FAST FORWORD FAMILY

During 2004, our Fast ForWord family of products accounted for 72% of revenue. These software products function with a wide variety of hardware and software configurations and are designed to work with the computer technology widely available in schools and homes.

In 2003 we introduced the **Fast ForWord Gateway Edition** of our major products. The Gateway Edition was designed to:

- Make our products easier to implement and use through alternative protocol options, simplified administrative procedures, and a unified interface;
- Improve student results by adding easier introductory levels for some exercises and providing individualized intervention recommendations based on a student's actual performance;
- Better connect Fast ForWord use to classroom activities through a teacher interface that aligns the Fast ForWord products to state learning standards and selected core reading programs; and
- Provide additional progress tracking capabilities, including reports that enable sub-group tracking, to help educators respond to increased accountability demands.

Customers who purchased earlier editions and wish to move to the Fast ForWord Gateway Edition may do so for an additional charge.

Fast ForWord Language software includes seven exercises focused on developing oral language comprehension and listening skills including phonological awareness (the understanding that words are composed of sounds and the ability to identify and manipulate the sounds of language), listening accuracy and comprehension, working memory, and familiarity with language structures, along with building the requisite underlying MAPs skills.

Fast ForWord Middle and High School software is designed for adolescents and teenagers who lack reading proficiency. The exercises are similar to those in Fast ForWord Language but deliver content in an age-appropriate sports-themed user interface.

Fast ForWord Language to Reading software includes five exercises that help students make the link between spoken language and written language, focusing on word analysis, listening comprehension, working memory, grammar, syntax, and vocabulary, while continuing to further develop the underlying MAPs skills.

Fast ForWord to Reading is a series of products that build essential reading skills such as phonemic awareness, vocabulary, fluency, and comprehension while simultaneously developing the underlying Learning MAPs skills. At more advanced levels, students use these products to build spelling skills and familiarity with writing conventions, extend word level knowledge of semantic, phonological, morphological and syntactic structures, and advance their sentence and passage comprehension skills. (Morphology relates to the use of words, letters, and letter combinations that change the meaning of a word. Syntax relates to how grammatical markers and words are combined to make meaningful sentences.) Each Fast ForWord to Reading product is correlated directly to generally-accepted grade-level reading standards. We presently have available the Fast ForWord to Reading 1, 2, 3 and 4 products.

In 2005, we plan to introduce the **Fast ForWord Language Basics** product*, which is targeted to young children, four to seven years of age, and uses fun activities to develop visual attention, sound sequencing skills and auditory discrimination skills. It is designed to be used as a precursor to Fast ForWord Language when appropriate. This product will replace our current **Fast ForWord Basics** product*. We also plan to introduce Fast ForWord to Reading Prep (which correlates to kindergarten standards) and Fast ForWord to Reading 5*. We cannot assure you, however, that these products will be introduced on our schedule, that they will not have technical issues, or that they will achieve market acceptance.

Our major products, Fast ForWord Language, Language to Reading, Middle & High School and the Fast ForWord to Reading series, include an optional remote progress tracking system, Fast ForWord Progress Tracker. This easy-to-use web-based tool provides reports of detailed learning results for individuals and groups of students for all exercises in each of these products. These reports, generated from learner data securely transmitted by customers to Scientific Learning's database, permit educators to see exactly how each student is progressing on specific skills. Overview reports provide summary-level data for a class or other group and provide a quick update on the group's progress and participation levels. Customers can configure the system to send automatic emails to parents, administrators or others to provide easy periodic updates. Progress Tracker data can be reported by subgroup, providing a tool for educators to analyze their progress towards their Annual Yearly Progress requirements, which are mandated by NCLB. Progress Tracker also provides correlations that align the Fast ForWord products to state learning standards and selected core reading programs.

We also sell **Reading Edge**, a reading assessment instrument for students from kindergarten to second grade, and **Fast ForWord Bookshelf**, an early reading kit that includes five colorful storybooks and a multimedia CD-ROM.

LICENSE TERMS

We license our products in a variety of configurations to meet the customer's needs. Schools typically purchase site or workstation licenses, which are available either as a perpetual license or for a limited term. The license package typically contains at least two of our major products and varying quantities of our other products. Most customers also purchase implementation services, which we believe are important to facilitating successful use of the products.

Our license package list prices range from $10,000 to $85,000 per site, depending on the number of products, the number of workstations, the duration of the license and the volume purchased.

Products licensed for administration by private practice professionals are generally purchased on a per product per student basis. Our major products presently list for between $500 and $900 per product per student. The private practice professional charges separately for his or her services. Hospitals, clinics and learning centers purchase both per-product per-student licenses and site or workstation licenses, depending on their size and needs.

FAST FORWORD TO LEARNING SERVICES AND SUPPORT

One of our key strategic goals is to reach beyond early adopters and sell to a broader group of mainstream reading intervention customers*. We believe that selling more services is critical to achieving that goal, because, in order to achieve successful implementations, mainstream customers tend to require more implementation support than do early adopters. In 2004, services and support accounted for 26% of revenue, compared to 18% in 2003 and 2002. At the end of 2004, our service and support organization included 33 employees, supplemented by 36 contractors who provide on-site customer training and technical services.

SERVICES

School districts have limited resources to support technology at dispersed sites, so they seek products that are easy to implement and maintain. To facilitate effective implementation, we offer on-site product training, technical installation, implementation management, consulting, and professional development services. Some of these services are also offered remotely, including Fast ForWord Getting Started, a self-paced web-based course that provides training on the science behind and the use of our products.

To help our customers obtain the best possible student achievement results, our product training and professional development sessions provide an extensive hands-on introduction to our products, "best practices" implementation strategies, and an introduction to the science behind our products. In addition, customers can look to Scientific Learning for implementation management services and consulting on data analysis and interpretation, intervention and motivation strategies, connecting with classroom teachers and other topics of interest to the customer.

We host a National User Conference, forums, workshops, and seminars for customers and prospective customers. At these gatherings, speakers provide information on advances in neuroscience and learning, and current customers offer actual case studies on how Fast ForWord products impact student achievement. These sessions provide Fast ForWord users with opportunities to network and develop informal support relationships, and in some cases, are offered with continuing education credits.

SUPPORT

For customers who purchase our support services, we provide software maintenance releases and extensive remote support. Our technical, professional, and customer support can be accessed via telephone, email, and web-based chat, in whatever combination works best for the customer. Our Customer Connect Website offers extensive implementation and technical resources and Web-based seminars. Level 1 support services are provided by a third party that specializes in providing telephone support. More difficult questions are escalated to internal support staff. In our customer surveys, customers using Fast ForWord products generally give excellent ratings to the support they receive and the professionalism of our support team.

WARRANTY

We generally provide a warranty that our software products operate substantially as described in the manuals and guides that accompany the software for a period of 90 days. The warranty excludes damage from misuse, accident, and certain other circumstances. To date, we have not experienced any significant warranty expense.

OUTCOMES and SCIENTIFIC BASIS

From the founding of our company, we have devoted significant resources to demonstrating that our products improve learning, and today we continue to accumulate outcomes data from students in classrooms across the country. Research by our users, independent academics and our own scientists has demonstrated that Fast ForWord products improve language and reading skills across a broad spectrum of demographic groups.

USER OUTCOMES

To date, over 470,000 individuals have enrolled in Fast ForWord products, and we have accumulated research outcomes on more than 35,000 individuals, including approximately 21,400 controls. Gains have been confirmed among a variety of groups, including African-American students, Hispanic students, students with limited English proficiency, students struggling with reading, and students of low socio-economic status. Gains on specific reading skills have been confirmed using several standardized, nationally normed reading tests. In addition, schools that have used Fast ForWord products have provided us with state achievement test scores from students before and after they have used Fast ForWord products. Analyses of these data have demonstrated that, following Fast ForWord participation, students, on average, achieve significant improvements on a wide variety of high-stakes tests.

BRAIN IMAGING AND READING IMPROVEMENTS

A Stanford University study of students aged eight to 12 who were identified as dyslexic, published in 2003 in the *Proceedings of the National Academy of Sciences,* confirmed that after using Fast ForWord, students on average showed statistically significant improvements in reading performance, coupled with changes in brain activation patterns. Before beginning the study, the students underwent assessments for reading, reading skills, and language, as well as functional magnetic resonance imaging (fMRI) of their brains during a series of reading-related tasks. The students then used the Fast ForWord Language product for five days a week, 100 minutes per day, for an average of 28 days. The fMRIs and assessment tests were then repeated. After Fast ForWord use, the brain activation patterns of the students showed increased neurological activity in regions of the brain involved in skills critical to reading. These later images more closely resemble the patterns exhibited by students reading on or above grade level. A control group showed no similar changes in fMRI results. The students who used the Fast ForWord product also showed statistically significant improvements in a variety of reading skills, including word decoding, single word reading, naming fluency, and reading comprehension.

RESEARCH BASIS and FIELD TRIALS

The technology that forms the basis of most of our major products grew out of a scientific collaboration between neuroscientists working at Rutgers, the State University of New Jersey ("Rutgers") and the University of California at San Francisco ("UCSF") combining insights about language development and learning to read with research on brain plasticity. Bringing together their work at Rutgers and UCSF, our founders developed computerized exercises that use thousands of repetitions, adapted according to complex and sophisticated formulas and presented with timely motivational sequences, to allow children to quickly master the language and cognitive skills that are critical to reading.

Results from the original research studies combining the work of our scientific founders were published in the journal *Science* in early 1996. These results were revalidated by a national field trial of Fast ForWord Language later in 1996, which demonstrated gains of one to two years on standardized tests of skills critical to reading, after just four to eight weeks of training. A second national field trial in 1997, among students in 19 public schools in nine districts across five states, demonstrated significant gains in language and reading skills as measured on standardized tests, yielding average improvement of more than 1½ years in four to eight weeks – gains that were significantly greater than those made by students in the control group.

Form 10-K

STRATEGY

Our principal strategic objective is to become the leader in scientifically based reading intervention products. In order to achieve that objective, we will need to significantly expand our share of the mainstream U.S. reading intervention market. Critical elements of our strategy to expand our mainstream reading intervention customer base are:

- Expanding and enhancing our product line to provide a more complete and easier-to-use solution, through internal development and/or acquisitions.
- Further improving our implementation and service models so that they are more systematic, better engage classroom teachers in the products' use, increase the percentage of content completed by students, emphasize further the need for students to follow the recommended protocol, and increase the number of student users per school.
- Building and leveraging our brand awareness and brand equities.

As a key part of our strategy, we emphasize the productivity of our K-12 field sales force. We focus particularly on districts and geographic areas with a high need for our products and sufficient funding to purchase. We emphasize district-level multi-site transactions, while continuing to pursue smaller sales for seeding purposes. To focus on small school districts, independent schools and renewals, we are expanding our direct marketing and telesales capability.

We continue to build on our research heritage, supporting and conducting targeted new research, assisting schools in analyzing and presenting their results, and using research to improve and expand our product solutions. We actively support studies by independent researchers, primarily at universities.

Although we are pursuing our strategy vigorously, we cannot assure you that we will be able to achieve our strategic objectives.

SALES AND MARKETING

We sell to our principal market, K-12 school districts throughout the United States, primarily using a direct sales force. As of December 31, 2004, we employed 32 quota-bearing sales representatives, led by four regional sales directors. These sales personnel typically are experienced professionals with backgrounds in selling technology-based curriculum products to the K-12 market. Most bring strong relationships with educators built over many years. We support our sales representatives with a strong field sales management team with over 100 years of collective experience in this market and with strategic consultants, who frequently are retired school district superintendents and other senior district administrators, and who have extensive experience and relationships in K-12 education. To reach smaller and rural schools, to a limited extent we also sell our products through school consortiums and regional service centers.

We emphasize district-level multi-site transactions, while continuing to pursue smaller sales for seeding purposes. In 2004, our largest transaction to date, with the School District of Philadelphia, represented 16% of booked sales. Because Philadelphia has now purchased perpetual license packages for many of our products for most of its school sites, we do not expect that purchases from Philadelphia will continue at this level in 2005. We are continuing to promote our products to other large urban districts with significant populations of students not performing at standards, which have a particular need for our products.

To market our products, we participate in industry conferences and trade shows and conduct our own Executive Forums for educational decision makers. We are building a small telesales group to handle smaller transactions and supplement our field sales force. In our marketing, we emphasize our proven impact on student achievement and our neuroscience research basis. On our scientificlearning.com website, we post results reports documenting the student gains our customers have achieved at schools throughout the U.S.

We sell to clinical professionals, learning centers, hospitals and clinics principally through direct marketing (mail, web and telesales) and conferences (both industry conferences and forums we conduct ourselves).

We are also building a network of independent value-added resellers outside North America. While to date sales outside North America have not been significant, our goal is to build this distribution channel as a base for future growth in the longer term.*

COMPETITION

The educational market in which we operate is very competitive. We believe that the principal competitive factors in the industry are ability to deliver measurable improvements in student achievement, cost, reputation, existing relationships with customers, completeness of the product offering, ability to provide effective and efficient product implementation, and ability to complement and supplement the school curriculum. We believe that generally we compete favorably on the basis of these factors.

Our products are highly differentiated by their neuroscience basis and their focus on the development of cognitive skills through scientifically based methods. However, we compete vigorously for available funding against other companies offering educational software and other language and reading programs, as well as with providers of traditional methods of teaching language and reading. Many of the companies providing these competitive offerings are much larger than Scientific Learning, are more established in the school market than we are, offer a broader range of products to schools, and have greater financial, technical, marketing and distribution resources than we do. Competitors may enter our market segment and offer actual or claimed results similar to those achieved by our products. In addition, although the traditional approaches to language and reading are fundamentally different from the approach we take, the traditional methods are more widely known and accepted and, therefore, represent significant competition for available funds.

DEVELOPMENT AND RESEARCH

The markets in which we compete are characterized by frequent product introductions and evolving educational standards and approaches. Our future success will depend in part on our ability to continue to enhance and update our existing products or to develop and successfully introduce new products.

Our research and development expenses were approximately $3.6 million, $3.5 million, and $3.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, 22 of our employees were engaged in research and development activities, which include both product development and outcomes research.

DEVELOPMENT

Our development efforts focus on making our products more effective and easier to use, and broadening our product solution. All of our current development efforts are focused on products related to reading and language, principally for use in a school environment.

Our new products rely on market-tested technology and uniform platforms and are developed in a shared authoring environment, so that customers can easily broaden their Fast ForWord implementations, as well as move students easily among our products. We analyze the data that is uploaded through our Progress Tracker tool to identify trends in product use and efficacy and help us develop improvements to our products.

In 2003, we launched Fast ForWord Gateway Edition, a new edition of our major products. Our customers received the added features and benefits of the Gateway Edition enthusiastically. However, we encountered technical issues with the new release that required significant time from our sales and service teams. This led to additional service and support costs and slowed the purchasing decisions for a number of transactions, resulting in lower than expected fourth quarter sales. The Gateway Edition products are now functioning well, and we believe that these technical issues are well behind us.*

In 2003 we also launched the second product in our Fast ForWord to Reading series, Fast ForWord to Reading 4. During 2004, we launched two additional products in the Fast ForWord to Reading series, Fast ForWord to Reading 1 and 2. In 2005, we plan to introduce Fast ForWord Language Basics, Fast ForWord to Reading Prep and Fast ForWord to Reading 5, as well as further enhancements to the Progress Tracker system*. Fast ForWord Language Basics and Fast ForWord to Reading Prep are currently in field test and are scheduled for customer availability at the end of the second quarter*. Fast ForWord to Reading 5 is scheduled for field test in the second quarter and customer availability at the end of the third quarter*. We cannot guarantee that we will meet the projected introduction schedule for future products, or that future products will be free of technical issues or be well received in the market.

RESEARCH

We believe that the emphasis in the No Child Left Behind Act on scientifically based instructional approaches validates our long-standing support of research on the efficacy of our products, which has included projects at some of the country's top research universities. We continue to support research to demonstrate the outcomes of our products, as well as to identify and support new product and product improvement opportunities.

Support of Outcomes Research

School districts throughout the country are studying the impact of Fast ForWord products on their students' reading achievement. Many of these studies focus on outcomes related to state standards and accompanying state assessment programs. We encourage these studies, assist with data analysis when appropriate and, whenever practical, make the results available on our Scientific Learning web site.

Researchers at Stanford University are presently conducting a randomized controlled study on the additive effects of using multiple Fast ForWord products. The study includes students at a wide variety of skill levels, ranging from just below proficient to well below proficient. An advisory board of reading research experts is monitoring the research design, methods and data analyses procedures. We have provided a donation to the Haan Foundation to fund a portion of the study.

In addition, researchers at Hong Kong Polytechnic University are conducting a controlled study of the impact of the Fast ForWord Language products on Cantonese-speaking children. These researchers are studying children who are poor readers in both English and Chinese relative to their peers. We supported this study by providing complimentary product licenses.

Product Enhancements and New Products

The data that is uploaded to our database from participants who use our products is a unique and valuable resource for improving our products. Analyzing the patterns among groups of participants allows us to understand, in detail, how students generally progress, where students have difficulty and where intervention might be appropriate. In 2003 and 2004, we released alternate protocols for each of our major products after demonstrating that the alternate protocols resulted in substantially similar student progress as the original protocols, using analyses of students' Progress Tracker data as well as pre and post test results. We have also released Progress Tracker flags providing individualized intervention recommendations based on the student's actual performance and new, easier introductory levels for exercises in which students have tended to experience difficulty when beginning the exercise. We continue to explore potential product enhancements and alternative usage protocols that will make our products more useful to educators and more effective for students.

INTELLECTUAL PROPERTY

We have a broad intellectual property strategy addressing both product technology and product concepts. Our policy is to aggressively protect our proprietary rights in our products and technology through a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures, and contractual provisions.

At December 31, 2004, we held 51 issued U.S. patents and five pending U.S. applications. We also held four issued patents from other countries and had 11 applications pending abroad. We were the exclusive licensee under 11 issued U.S. patents, three issued foreign patents, and two pending foreign patent applications. The U.S. patents expire between 2014 and 2019.

We also have 15 U.S. trademark registrations, including registrations for marks including "Fast ForWord," our most important trademark.

The patents and applications that we license are owned by the Regents of the University of California and Rutgers, the State University of New Jersey, and relate to the basic speech and sound modification and adaptive technology developed at those institutions. In 2004, approximately 58% of our product booked sales were derived from selling products that use the licensed inventions. If we were to lose our rights under this license, it would materially harm our business. This license requires payment of royalties based upon cumulative net sales of our products, subject to certain minimum royalty amounts. In 2005 and each year thereafter, the minimum royalty payment is $150,000. In 2004, 2003 and 2002, we had approximately $746,000, $898,000, and $723,000, respectively in royalty expense under the license. The final milestone payment under the license was paid in 2001.

In September 2003, we transferred certain of our technology to Posit Science Corporation ("PSC") (formerly named Neuroscience Solutions Corporation) for use in the healthcare field. The transaction included a license of the patents we own, a sublicense of the patents we license from UCSF and Rutgers, the license of certain software we developed, and the sale of some research-related assets. All of the rights licensed to PSC are limited to the healthcare field and most of the licenses are exclusive in that field. We will continue to use the licensed patents and technology in the fields of education and speech and language therapy, and retain all rights to our technology outside of the health field.

The rights were acquired by PSC for a combination of cash, stock, and future royalties. The two companies also have agreed to share certain additional technology as it is developed. PSC is a San Francisco-based company that plans to develop and sell a series of software-based products for healthcare markets based on research in neuroplasticity. PSC's first products are expected to focus on issues of aging. Dr. Michael M. Merzenich, who is a founder, director, significant stockholder and former officer of the Company, is also a founder, director, significant shareholder and officer of PSC.

ADDITIONAL INFORMATION

As of December 31, 2004, we had 160 full-time and six part-time employees. We believe our relations with employees are good. None of our employees is represented by a union or subject to collective bargaining agreements.

In addition to our Customer Connect support website, we also maintain the scientificlearning.com and brainconnection.com websites. Scientificlearning.com provides information about our company and our products and services, including reports detailing our products' impact on student achievement. Brainconnection.com provides practical, easily understandable information about how the brain works and how students learn, web-based professional development courses on the brain, language, and reading, and links to information about Fast ForWord products that relate to the topics discussed on the site.

We are a Delaware corporation. We incorporated in 1995 in California under the name Scientific Learning Principles Corporation and reincorporated in 1997 in Delaware under our present name, Scientific Learning Corporation.

FACTORS THAT MAY AFFECT RESULTS OF OPERATIONS OR STOCK PRICE

The following factors as well as other information contained in this report should be considered in making any investment decision related to our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected and the trading price of our common stock could decline.

To grow our business, we need to increase acceptance of our products by mainstream K-12 education purchasers. Failure to do so would materially and adversely impact our revenue, profitability and growth prospects.

We believe that to date most educators who have used Fast ForWord products are "early adopters." We believe that our ability to penetrate the mainstream market will depend largely on the critical factors discussed below.

Our Fast ForWord products differ from the approaches that schools have traditionally used to address reading problems. In particular, our products are based on neuroscience research and focus on the development of cognitive skills, both of which may not be familiar to educators. K-12 educational practices are slow to change, and it can be difficult to convince educators of the value of a substantially different approach. If we are unable to do so, it will slow our growth.

Using our products in schools requires educators to devote a substantial amount of time to Fast ForWord use out of a limited and crowded school day. While our new protocols have greatly reduced the daily time required to use our products, the product use protocol still requires a substantial time commitment from students and educators. If the products are not used correctly, they may not produce the expected student results, which may lead to customer dissatisfaction and decreased sales.

Our products are generally implemented in a computer lab with a lab coach or teacher rather than in the classroom with the students' regular classroom teachers. To better reach mainstream customers, facilitate expansion sales and improve results, we need to better engage classroom teachers in the products' implementation, in an effective and efficient manner. Failing to do so may impede sales.

We encourage our customers to purchase significant levels of field service because we believe that these services enable more effective product use and lead to stronger student achievements gains. If we are unable to continue to convince customers to purchase these levels of service, we may experience pressures on our service margins or our customers may be dissatisfied with their implementations. This may lead to decreased profitability or slower growth.

It is difficult for us to predict our financial results accurately and our quarterly results have fluctuated significantly because, among other factors, our business has a long sales cycle, we sell a variety of license packages with different revenue recognition periods, the timing of a single large sale can significantly impact a quarter's results and our sales and implementations tend to be seasonal. Inaccuracy in estimating future results may cause the price of our stock to decline.

Since our formation, our quarterly operating results have fluctuated significantly, and we expect these fluctuations to continue*. Like other companies in the instructional market, our sales to K-12 schools are typically particularly slow in the first quarter.

In addition, the cost of some of our K-12 license packages requires multiple levels of approval in a political environment, which results in a time-consuming sales cycle that can be difficult to predict. When a district decides to finance its license purchase, the time required to obtain these approvals can be extended even further. In addition, sales to schools are subject to budgeting constraints, which may require schools to find available discretionary funds, obtain grants or wait until subsequent budget cycles. As a result, our sales cycle generally takes several months, and in some cases, can take a year or longer.

Some of our sales are significantly larger than others, and our sales strategy emphasizes district-level, multi-site transactions. The timing of a single large order or its implementation can significantly impact the level of sales and revenue in a given quarter. To the extent that we are successful in implementing our large transaction strategy, our results may become more unpredictable and may fluctuate to a greater extent.*

The timing of revenue recognized from our sales can also be unpredictable. Our various license and service packages have substantially differing revenue recognition periods, and it may be difficult to predict which license package a customer will purchase, even when the amount and timing of a sale can be projected.

In December 2004, we changed our pricing structure. Prior to this change, we recognized revenue from sales of perpetual license packages that included our Internet reporting tools over the longest service period included in the contract. As a result of the December 2004 change, we generally recognize revenue from perpetual software licenses at the later of delivery or the contract start date. See *Management's Discussion and Analysis, Revenue Recognition* for more detail about our revenue recognition practices. Therefore, in 2005 we expect to recognize a greater proportion of current sales into revenue than we did in 2004*. At the same time, we will also be recognizing deferred revenue from earlier years' perpetual license sales into current revenue*. We expect that this will result in revenue in 2005 growing at a faster rate than revenue grew in 2004 and at a faster rate than we currently project for 2006.*

Our expense levels are based on our expectations of future sales and are primarily fixed in the short term. We may not be able to adjust spending in a timely manner to compensate for any unexpected sales shortfall.

All of the above factors may cause our operating results in future quarters to fail to meet the expectations of investors, which could cause an immediate and significant decline in the trading price of our common stock.

The restatement of our financial statements has had a material adverse impact on us, including increased costs and the increased possibility of legal or administrative proceedings, and reflected a material weakness in our internal controls and disclosure controls and procedures.

In December 2004, as a result of a reconsideration of our revenue recognition practices, our management and Audit Committee concluded that we should correct our revenue recognition practices for most of the Company's K-12 school contracts. As a result, we have restated our financial statements for the period from 2000 through June 30, 2004, as described in more detail in our Report on Form 10-K/A for the year ended December 31, 2003, our Reports on Form 10-Q/A for the quarters ended March 31, 2004 and June 30, 2004 and our Report on Form 10-Q for the quarter ended September 30, 2004, all filed February 15, 2005.

As a result of these events, we have become subject to the following risks:

- We have incurred substantial unanticipated costs for accounting and legal fees.

- It is not uncommon for lawsuits claiming to be class actions to be brought against companies and their directors and officers following restatements. If such actions were to be brought, it is likely that we would incur substantial defense costs regardless of their outcome. Likewise, such actions might cause a diversion of our management's time and attention. Likewise, if such actions were brought and we did not prevail, we could be required to pay substantial damages or settlement costs.

- It is also not uncommon for the Securities and Exchange Commission to investigate companies that restate their historical financial statements. If any such investigation were commenced, it would likely divert more of our management's time and attention and cause us to incur substantial costs. Such investigations could also lead to fines or injunctions or orders with respect to future activities.

- The restatement of our historical financial statements and the resulting delay in the preparation of our financial statements resulted in events of default under our credit agreement. Our lender has now waived these defaults, and has extended the time period for delivery to them of our current financial statements.

- The restatement reflected a material weakness in our internal controls and disclosure controls and procedures.

We rely on studies of student results to demonstrate the effectiveness of our products; if these studies are challenged, it might harm our reputation and impede our business.

We rely heavily on statistical studies of student results to demonstrate that our Fast ForWord products lead to improved student achievement. We believe that these studies accurately reflect the performance of our products. However, these studies involve the following risks:

- The results of studies depend on schools' appropriately implementing the products and adhering to the product protocol. If a school does not do so, the study may not show that our products produce substantial student improvements.

- Some studies of our products have limited sample sizes and/or lack a randomly selected control group. These study characteristics may lead to criticism of the studies.

- Schools studying the effectiveness of our products use the product with different types of students and use different assessments, sometimes making it difficult to aggregate or compare results.

- We facilitate the collection and analysis of data for some of these studies and sometimes support academic studies of our products.

Our sales and marketing efforts, as well as our reputation, could be adversely impacted if our studies are seen to be insufficient. This adverse effect could be compounded to the extent that scientifically-based studies of effectiveness become increasingly important because of the NCLB legislation or for other reasons.

Claims relating to data collection from our user base may subject us to liabilities and additional expense.

Schools and clinicians that use our products frequently use students' names to register them in our products and enter into our database academic, diagnostic and/or demographic information about the students. In addition, student results on our products are uploaded to our database. We have designed our system to safeguard this personally-identifiable information, but the protection of such information is an area of increasing public concern and significant government regulation, including but not limited to the Children's Online Privacy Protection Act. If our privacy protection measures were ineffective, we could be subject to liability claims for unauthorized access to or misuses of personally-identifiable information stored in our database. We may also face additional expenses to analyze and comply with increasing regulation in this area.

We may experience difficulties in launching new products efficiently, without significant technical issues, and on schedule. This could materially slow sales or decrease profitability.

We are developing additional products in our Fast ForWord to Reading series as part of our strategy to reach mainstream reading intervention customers. We expect to ship Fast ForWord to Reading Prep, Fast ForWord to Reading 5 and Fast ForWord Language Basics in 2005.* Unexpected challenges could make these development projects longer or more expensive. In addition, we cannot be certain of market acceptance of our new products.

New technology products usually contain bugs that are not discovered in the testing process, and tend to be more challenging to implement when they are first introduced, especially in the diverse and challenging K-12 technology environment. Any significant defect or deficiency in our products could cause customers to cancel or delay orders, cause us to incur significant expenses remedying the problem, and harm our reputation.

During the second quarter of 2003, we launched the new Gateway Edition of our major products. We encountered technical issues with the new release that required significant time from our sales and service teams. This led to additional service and support costs, and slowed the purchasing decisions for a number of transactions, resulting in lower than expected sales in the fourth quarter of 2003.

Sales of our products depend on the availability of government funding for public school reading intervention purchases, which is variable and outside our control. If such funding becomes less available, our public school customers may be unable to purchase our products and services on a scale or at prices that we anticipate, which would materially and adversely impact our revenue and profitability.

We believe that the funding for a substantial portion of our K-12 sales comes from federal funding, so continuing to qualify for major sources of federal funding is critical to our sales success. In addition, the current federal budget deficit may impact the availability of federal education funding. A cutback in federal education funding, or failing to continue to qualify for major sources of that funding, could slow our sales.

State and local school funding can be significantly impacted by fluctuations in tax revenues due to changing economic conditions. From 2002 to 2004, the education technology industry has generally experienced soft sales, frequently attributed to tight funding as a result of reduced levels of tax revenues and increased demands for state funds. We expect that future levels of state and local school spending will be significantly affected by the economic conditions and outlook. A downturn or continued softness in the economy might slow our sales.

We compete for sales with companies that have longer histories and greater resources than we do. We may not be able to compete effectively in the education market.

The market in which we operate is very competitive. While our products are highly differentiated by their neuroscience basis and their focus on the development of cognitive skills, we nevertheless compete vigorously for available funding against other companies offering educational software and other language and reading programs, as well as with providers of traditional methods of teaching language and reading. Many of the companies providing these competitive offerings are much larger than Scientific Learning, are more established in the school market than we are, offer a broader range of products to schools, and have greater financial, technical, marketing and distribution resources than we do. Encouraged by the No Child Left Behind Act, competitors may enter our market segment and offer actual or claimed results similar to those achieved by our products. In addition, although traditional approaches to language and reading are fundamentally different from our approach, the traditional methods are more widely known and accepted and, therefore, represent significant competition for available funds.

We have not been consistently profitable.

We started operations in February 1996 and through 2002 incurred significant operating losses. We first generated positive cash flow from operating activities in 2002 and continued to have positive cash flow from operations in 2003 and 2004. We were profitable in 2003, but had a $700,000 net loss in 2004. At December 31, 2004, we had an accumulated deficit of approximately $84 million from inception. Increasing our cash flow will require us to achieve higher sales goals in a soft K-12 market. Our ability to achieve these goals depends on many factors, some of which are outside of our control. To meet our sales targets, we will need to make substantial expenditures. We cannot assure you that we will meet our targets with respect to sales, revenues or operating results.

We have not yet been required to comply with Sarbanes-Oxley Section 404. We are presently engaged in a process of evaluating and documenting our internal controls looking towards compliance no later than the end of 2006. The process is very costly and requires significant internal resources. Failure to comply with Section 404 could have a material adverse effect.

Under Sarbanes-Oxley Section 404, as implemented by the PCAOB, we will be required to provide a management report and auditors' attestation and report on our internal control over financial reporting. We have not previously been subject to this requirement. Our deadline for compliance will be no later than December 31, 2006, but depending on our stock price we could be required to comply at our 2005 year end.

Historically, we have understood the importance of internal control over financial reporting, and on an on-going basis, we evaluate our controls, assess whether we should improve them and when appropriate implement improvements. In connection with our restatement at the beginning of 2005, we concluded that we had a material weakness in our internal controls relating to revenue recognition and we are committed to implementing improvements in our controls and processes in this area. In order to achieve compliance with Section 404 specifically, we are now also engaged in a costly and challenging process to document and evaluate our internal control over financial reporting. This is requiring us to dedicate internal resources and engage outside consultants to (i) assess and document the adequacy of internal control over financial reporting, (ii) take steps to improve control processes where appropriate, (iii) validate through testing that controls are functioning as documented, and (iv) implement a continuous reporting and improvement process for internal control. Despite our efforts, we can not assure you that we and our independent registered public accounting firm will conclude that, as of the deadline, our internal control over financial reporting will be effective under Section 404. If we and/or our independent registered public accounting firm are not able to so conclude, the financial markets could lose confidence in the reliability of our financial statements, which might materially and adversely affect our stock price.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to achieve our business goals, which could materially and adversely affect our financial results and share price.

We depend on the performance of Robert Bowen, our Chairman and Chief Executive Officer, and on other senior management, sales, marketing, development, research, educational, finance and other administrative personnel with extensive experience in our industry and with our Company. The loss of key personnel could harm our ability to execute our business strategy, which could adversely affect our financial results and share price. In addition, we believe that our future success will depend in large part on our continued ability to identify, hire, retain and motivate highly skilled employees who are in great demand. We cannot assure you that we will be able to do so.

If we are unable to adequately protect our intellectual property rights or if we infringe on the rights of others, we could become subject to significant liabilities, need to seek licenses or lose our rights to sell our products.

Our ability to compete effectively depends in part on whether we are able to maintain the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. It is possible that our issued patents will not offer sufficient protection against competitors with similar technology, that our trademarks will be challenged or infringed by competitors, or that our pending patent applications will not result in the issuance of patents. In addition, we could become party to patent or trademark infringement claims, litigation or interference proceedings. These proceedings could result from claims that we are violating the rights of others or may be necessary to enforce our own rights. Any such proceedings would result in substantial expense and significant diversion of management effort. An adverse determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties, which may not be available on commercially reasonable terms or at all.

Our most important products are based on licensed inventions owned by two universities. If we were to lose our rights under this license, it would materially harm our business. The licensor may terminate the license if we fail to perform our obligations and do not timely cure the violation. We believe that we are currently in compliance with the license in all material respects.

Our directors and executive officers and their affiliates effectively control the voting power of our company.

At December 31, 2004, Warburg, Pincus Ventures, our largest shareholder, owned approximately 46% of the Company's outstanding stock and, in the aggregate, our directors and executive officers and their affiliates held more than 60% of the outstanding stock. As a result, these stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and may have interests that diverge from those of other stockholders. This concentration of ownership may also delay, prevent or deter a change in control of our company.

Our common stock is thinly traded and its price is volatile.

Our common stock presently trades on the Nasdaq National Market, and our trading volume is low. For example, during the fourth quarter of 2004, our average daily trading volume was approximately 11,400 shares. The market price of our common stock has been highly volatile since our July 1999 initial public offering and could continue to be subject to wide fluctuations.

ITEM 2. PROPERTIES

We lease approximately 30,500 square feet of office space in Oakland, California under a lease that expires in December 2013. The lease includes two five-year options to extend the term of the lease. We believe our facilities are sufficient for our operations currently and should be adequate to meet our needs for at least the next two years.*

ITEM 3. LEGAL PROCEEDINGS

None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS

The following table sets forth various information concerning our executive officers, as of March 15, 2005:

NAME	AGE	POSITION
Robert C. Bowen	63	Chairman and Chief Executive Officer
James R. Bray	60	Vice President, Business Development and Government Affairs
Linda L. Carloni	51	Vice President, General Counsel and Secretary
Glenn G. Chapin	49	Vice President, Sales
Jane A. Freeman	51	Sr. Vice President, Chief Financial Officer, and Treasurer
Dr. William M. Jenkins	54	Sr. Vice President, Product Development
Dr. Steven L. Miller	41	Sr. Vice President, Research and Outcomes
Gillian M. Rutter	49	Vice President, Operations
Sherrelle J. Walker	58	Chief Education Officer

Robert C. Bowen joined us as Chairman and Chief Executive Officer in June 2002. From 1989 to 2001, he served as a senior executive and officer of National Computer Systems, a provider of educational assessment and administrative software and services. His last assignment there, from 1995 to 2001, was as President of NCS Education, a leading provider of enterprise software for K-12 school districts. NCS was acquired by Pearson, PLC, in 2000. After retiring from NCS in 2001, Mr. Bowen consulted for various businesses in education until joining us. Previously, Mr. Bowen held senior executive positions with other leading education and publishing companies, including seventeen years with McGraw-Hill. Early in his career, Mr. Bowen was a high school math teacher, a coach, and a school district administrator. Mr. Bowen received his bachelor's and master's degrees from the University of Tennessee, Chattanooga.

James R. Bray joined us as Vice President, Business Development and Government Affairs in January 2003. Starting in 1990, Mr. Bray held a variety of executive positions at NCS Pearson and its predecessors in their education, assessment, and testing products businesses. From 1999 through 2002, Mr. Bray was Vice President Business Development of Pearson Education Technologies and its predecessors. During 2001 and 2002, Mr. Bray also served as chairman of NCS Pearson's corporate marketing committee. Prior to joining NCS, Mr. Bray spent more than 20 years at IBM/Science Research Associates in Chicago. Mr. Bray is a former member of the St. Paul (Minn.) School District Foundation and received his bachelor's degree in marketing from Northwestern University.

Linda L. Carloni joined the Company as General Counsel in October 1999, became our Secretary in March 2000 and was elected Vice President in June 2000. Before joining us, Ms. Carloni was a founder and Vice President of Alere Medical Incorporated, a healthcare services start-up. Earlier in her career, Ms. Carloni worked in technology transfer for the University of California, was the general counsel of Nellcor Incorporated, a medical device company, and an associate and a partner at the Cooley Godward law firm. She received her bachelor's degree in political science from Case Western Reserve University and her law degree from Boalt Hall School of Law at the University of California, Berkeley.

Glenn G. Chapin joined the Company as Vice President, Sales in April 2001. Prior to joining the Company, Mr. Chapin served as a Regional Vice President at CompassLearning, an educational technology company starting in 1995. Prior to CompassLearning, Mr. Chapin was a sales executive for NCS where he held positions of increasing responsibility over a 15-year period from serving as the Midwest territory sales representative to Southern Region Sales

VP. Mr. Chapin is a graduate of St. John Fischer College in Rochester, NY where he received his Bachelor of Science degree in Business Administration.

Jane A. Freeman joined us as Vice President, Finance and Treasurer in August 1999 and was named Chief Financial Officer in January 2000. She was appointed Senior Vice President in January 2004. She also served as our Vice President Business Development from August 1999 until June 2000. Prior to joining us, Ms. Freeman spent 20 years in the investment business. From 1988 through 1998, she was employed by Rockefeller & Co., a global investment firm, where she led the global asset allocation process, managed the US Small Cap equity product and served on the Management Committee of the firm. She is a director of three mutual funds managed by Harding Loevner, LLP. Ms. Freeman holds a B.A. in mathematics and chemistry and an M.B.A. (with distinction) from Cornell University and a License in Applied Economics from the University of Louvain in Belgium.

Dr. William M. Jenkins was elected Senior Vice President, Product Development in November 2000. Dr. Jenkins is a founder and served as our Vice President, Product Development from June 1997 until November 2000. From March 1996 to June 1997, Dr. Jenkins was our Vice President, Research and Development. From 1990 to 1996, Dr. Jenkins was an Adjunct Associate Professor at UCSF. Dr. Jenkins is the principal developer of our current software products. Dr. Jenkins holds a B.S. in Psychology, an M.A. in Psychobiology and a Ph.D. in Psychobiology from Florida State University, with additional post-doctoral training from UCSF.

Dr. Steven L. Miller was elected Senior Vice President, Research and Outcomes in November 2000. Dr. Miller is a founder and served as our Vice President in charge of research or outcomes research from June 1997 until November 2000. From May 1996 to June 1997, Dr. Miller was our Vice President, Professional Relations and Outcomes. From September 1991 to May 1996, he held research appointments at the Center for Molecular and Behavioral Neuroscience at Rutgers. Dr. Miller has extensive experience in organizing clinical research studies and conducting longitudinal studies of children and adults who have language and reading problems. Dr. Miller holds a B.A. in Psychology from Bloomsburg University of Pennsylvania, an M.A. in Neuroscience from the University of Hartford and a Ph.D. in Psychology from the University of North Carolina at Greensboro. He received additional training in Clinical Neuropsychology at the Bowman Gray School of Medicine at Wake Forest University.

Gillian M. Rutter joined us as Vice President, Operations in October 2002. Prior to joining us, Ms. Rutter had served as vice president of professional and technical services for NCS Learn (Pearson Education) beginning in 2000. From 1994 through 2000, she was the vice president of customer support for NovaNET, an E-learning company. Earlier in her career, Ms. Rutter worked in management and field positions at Jostens Learning, an educational software company. Ms. Rutter began her career as an elementary and middle school teacher and was a master of teacher training in Tucson, Arizona. She holds a bachelor of science in elementary education and a bachelor of science in special education and learning disabled K-12 from the University of Arizona.

Sherrelle J. Walker joined us as Chief Education Officer in July 2002. Prior to joining us, Ms. Walker had served as Vice President Curriculum at NCS Pearson, an educational software company beginning in 1998. Before joining NCS, Ms. Walker was vice president curriculum products at American Cybercasting Corporation, which provided on-line curriculum products for teachers and students. Ms. Walker has more than 25 years experience as an educator and educational administrator, beginning as a teacher in the Hartford Public Schools, and serving as an Assistant Principal, Principal and Director of Secondary Education in the Renton, Washington Public Schools and as Assistant Superintendent of the public schools in Federal Way, Washington. Ms. Walker played a leading role in the development of the Washington State Essential Academic Learning Requirements and has been an adjunct professor at the University of Washington. Ms. Walker completed her BS in teaching at Hampton University in Hampton Virginia, and her MA at the University of Connecticut.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information. Our common stock currently is traded on the Nasdaq National Market under the symbol "SCIL". From December 31, 2003 until July 2004, our common stock was traded on the Nasdaq Small Cap Market. From January 1, 2003 until December 30, 2003, our common stock was traded on the OTC Bulletin Board. The following table sets forth, for the periods indicated, the closing high and low sales prices per share of our common stock as reported on the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, as applicable.

	High	Low
2003		
First Quarter	$3.10	$1.40
Second Quarter	$4.50	$2.30
Third Quarter	$5.15	$4.10
Fourth Quarter	$5.00	$4.15
2004		
First quarter	$7.40	$5.00
Second quarter	$6.49	$4.96
Third quarter	$6.84	$5.18
Fourth quarter	$6.00	$4.71

Holders. As of March 15, 2005, the approximate number of stockholders of record of our common stock was 132.

Dividend Policy. We have never declared or paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Our current Loan and Security Agreement with Comerica Bank provides that we may not pay any dividends other than stock dividends during the term of the Agreement.

Securities Authorized for Issuance under Equity Compensation Plans. For information regarding securities authorized for issuance under equity compensation plans, see Item 12.

(b) Not applicable

(c) Not applicable

ITEM 6. Selected Financial Data

In thousands, except per share amounts

Selected Financial Data

	Year ended December 31, 2004	2003	2002	2001	2000
Statement of Operations Data:					
Revenues:					
Products	$ 22,802	$ 24,491	$ 17,879	$ 11,702	$ 10,983
Services and support	8,174	5,425	3,958	3,023	3,079
Total revenues	30,976	29,916	21,837	14,725	14,062
Cost of revenues:					
Products	1,775	2,127	2,109	1,857	1,800
Services and support	4,981	3,872	1,502	2,402	1,877
Total cost of revenues	6,756	5,999	3,611	4,259	3,677
Gross profit	24,220	23,917	18,226	10,466	10,385
Operating expenses:					
Sale and marketing	16,087	12,961	14,554	19,701	20,981
Research and development	3,555	3,500	2,985	3,390	5,680
General and administrative	5,313	4,529	4,776	6,348	5,746
Restructuring, lease and asset impairment write downs	-	(7)	3,365	2,608	492
Total operating expenses	24,955	20,983	25,680	32,047	32,899
Operating income (loss)	(735)	2,934	(7,454)	(21,581)	(22,514)
Interest income (expense), net	(100)	(1,209)	(1,332)	(1,053)	1,077
Other income from related party	99	448	-	-	-
Other income (expense), net	-	-	91	21	2
Net income (loss) before income tax	(736)	2,173	(8,695)	(22,613)	(21,435)
Income tax (benefit) provision	(43)	43	-	-	-
Net income (loss)	$ (693)	$ 2,130	$ (8,695)	$ (22,613)	$ (21,435)
Basic net income (loss) per share	$ (0.04)	$ 0.13	$ (0.56)	$ (1.92)	$ (1.92)
Shares used in computing basic net income (loss) per share	16,408	16,007	15,642	11,777	11,148
Diluted net income (loss) per share:	$ (0.04)	$ 0.13	$ (0.56)	$ (1.92)	$ (1.92)
Shares used in computing diluted net income (loss) per share	16,408	16,908	15,642	11,777	11,148
Balance Sheet Data:					
Cash and cash equivalents	$ 10,281	$ 3,648	$ 4,613	$ 4,610	$ 818
Investments in government securities	-	-	-	1,169	7,667
Working capital	916	(11,331)	(10,879)	(1,010)	6,609
Total assets	22,958	15,597	18,531	23,228	18,953
Long-term debt, including current portion	-	-	5,000	10,000	-
Stockholders' (deficit) equity (1)	(8,111)	(8,544)	(11,363)	(3,247)	10,281

(1) We have paid no cash dividends since our inception.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We develop and distribute the Fast ForWord® family of reading intervention software. Our innovative products apply advances in neuroscience and cognitive research to build the fundamental cognitive skills required to read and learn. Extensive outcomes research by independent researchers, our founding scientists, and our company demonstrates that the Fast ForWord products help students attain fast, lasting gains in the skills critical for reading. To encourage best practices in the use of our products, we offer a variety of on-site and remote professional and technical services, as well as phone, email and web-based support. Our primary market is K-12 schools in the United States, to which we sell using a direct sales force. In 2004, K-12 schools accounted for 92% of our booked sales. By the end of 2004, approximately 3,200 schools had purchased at least $10,000 of our Fast ForWord product licenses and services, and over 470,000 individuals had enrolled in one of our products.

Business Highlights

Market Trends

The education market is growing.* Eduventures, a strategic consulting firm in the education industry, has estimated that in 2003, K-12 schools spent $3.3 billion on supplemental content, 4.5% more than in 2002, and projects that in 2005, K-12 schools will spend 7% more on supplemental content than in 2004.*

The federal No Child Left Behind (NCLB) Act of 2001 established reading achievement, grade level proficiency, and accountability through assessment as important national priorities. NCLB also emphasizes the need to use proven practices and products grounded in scientifically based research to improve student performance. Our products align well with the emphases of NCLB, and we believe that this alignment assists us in marketing and selling our products.

The general availability of funding for public schools fluctuates from time to time. In recent years state and local education funding has been negatively affected by reduced levels of tax revenues due to the economic slowdown, and the education technology industry has generally experienced soft sales, typically attributed to tight funding. However, substantial federal funding resources remain, and many of those resources are focused on reading improvement. Eduventures estimates that total spending in the broad K-12 learning market increased by 4.8% during 2004. In fiscal 2005, state revenue is generally improving, according to a recent survey by the National Conference of State Legislatures although states also face increasing budget pressures.*

Company Highlights

Our 2004 total booked sales increased by 21% over 2003, and K-12 booked sales increased 23%. Our results were stronger than typical industry results in the K-12 market and booked sales growth was within our target range of 20% to 30%. (For more explanation on booked sales, see, *Revenue,* below.) We attribute our strong sales in a difficult market to our emphasis on reading improvement and measurable results, emphases which are shared by our K-12 customers and aligned with NCLB.

One of our major goals is to increase the number of large sales, which we believe to be an important indicator of mainstream education industry acceptance and an important factor in continuing to increase the productivity of our sales force.* During the 2004 second quarter, we closed a major contract with the School District of Philadelphia, with a total contract price of $10.4 million, of which $6.0 million was recorded as booked sales. The remainder of the contract's price represents future years of service and support, and is scheduled to be booked over the next four calendar years.* In 2004, we closed 66 transactions in excess of $100,000 compared to 59 in 2003. Our goal is to continue to increase this number in 2005.* Larger sales tend to have a longer sales cycle and involve more political influences and can be more unpredictable. Increases in the proportion of our business from these large sales may cause increased fluctuations and unpredictability in the timing of our sales and revenue.*

In 2004 our revenue grew 4% over 2003 to reach $31.0 million. This revenue growth was lower than sales growth in both 2004 and 2003, which were 21% and 8% respectively. This difference primarily reflects sales which are recognized into revenue over multiple years, which comprised a larger portion of our sales in 2004 and 2003 than in prior years. Because of changes in our pricing structure and a resulting change in the timing of revenue recognition from perpetual license sales, we expect that revenue will grow faster than booked sales in 2005.*

We reported a net loss of $0.7 million in 2004, compared to $2.1 million profit in 2003. This net loss results from higher expenses driven by increased sales and the timing lag between the completion of sales and recognition of revenue. In 2005, our goals include increasing both our net income and our profit margin.* To achieve these goals, we must increase our sales, achieve the necessary product mix, and improve sales force productivity.

We ended 2004 with no debt, the same as at year end 2003. During the year we borrowed and repaid $3.0 million in debt. Because our generation and use of cash is seasonal, we borrowed money for working capital purposes in the first quarter of 2004 and may again do so from time to time. Net cash from operating and investing activities was $5.7 million. This was the third successive year of positive and increased cash flow from operations. We expect to be cash flow positive from operations in 2005.*

While our goals for 2005 include increasing sales, revenue, profit and cash flow, we cannot assure you that we will achieve these goals. See *Unpredictability* below and *Business - Factors That May Affect Results of Operations and Stock Price* above.

Results of Operations

Revenue

(dollars in thousands)	Year ended December 31, 2004	*Change*	2003	*Change*	2002
Products	$ 22,802	*-7%*	$ 24,491	*37%*	$ 17,879
Service and support	8,174	*51%*	5,425	*37%*	3,958
Total revenues	$ 30,976	*4%*	$ 29,916	*37%*	$ 21,837

2004 revenue compared to 2003: The decline in 2004 product revenue compared to 2003 was largely attributable to only modest growth in 2003 booked sales coupled with a shift in sales mix in 2004 towards multi year contracts with longer revenue recognition periods. The majority of our product license sales are initially recorded as deferred revenue and recognized to revenue over the term of the licenses. Because the license term frequently crosses over two fiscal years, our 2003 license sales affected product revenue in both 2004 and 2003. Product revenue in 2004 was also negatively affected by more volume discounts due to an increasing proportion of large sales in 2004 and 2003. Our December 2004 strategic pricing change (discussed in *Future Revenue*, below) had little impact in 2004, because the software for many December perpetual licenses was not delivered until January 2005.

Service and support revenues increased, primarily due to increased sales of on-site services. The sale and delivery of on-site services to schools was a major focus for us in 2004 to enhance school implementations. Service and support revenue also increased as a result of the increase in the number of schools purchasing ongoing Progress Tracker access and support contracts.

2003 revenue compared to 2002: The growth in product revenues in 2003 was largely attributable to an 8% growth in 2003 booked sales and the continued impact of strong 2002 license sales. The majority of our product license sales are initially recorded as deferred revenue and recognized to revenue over the term of the licenses. Because the license term frequently crosses over two fiscal years, our strong 2002 license sales positively affected product revenue in both 2003 and 2002. In addition, sales of our products with no Internet connection feature increased in 2003 compared to 2002, which had a positive impact on revenue because these sales were recognized into revenue over a shorter period than are products licensed with an Internet connection feature. Service and support revenues increased, primarily due to increased sales of on-site services. The sale and delivery of on-site services to schools was a major focus for us in 2003 to enhance school implementations. Service and support revenue also increased as a result of the increase in the number of schools on support contracts.

Future revenue: In December 2004, we made a strategic change to our pricing structure, relating to our on-line progress tracking tool, to encourage all customers to use this important capability. Prior to this change, we recognized revenue from sales of perpetual license packages that included our Internet reporting tools over the longest service period included in the contract. As a result of the change, we are now generally recognizing revenue from perpetual software licenses at the later of delivery or the contract start date. See *Management's Discussion and Analysis, Revenue Recognition* for more detail about our revenue recognition practices. Therefore, in 2005 we expect to recognize a greater proportion of current sales into revenue than we did in 2004.* At the same time, we will also be recognizing deferred revenue from earlier years' perpetual license sales into current revenue.* We expect that this non-recurring impact from our transition to a different pricing structure will result in revenue in 2005 growing at a faster rate than 2005 booked sales and at a faster rate than we currently project for revenue growth in 2006.

Booked sales and selling activity: Because a significant portion of our software, services and support revenue is recognized in periods after the invoice date, management uses booked sales to evaluate current selling activity. Booked sales is a non GAAP financial measure that we believe is useful for investors as well as management as a measure of current demand for our products and services. Booked sales equals the total value (net of allowances) of software, services and support invoiced in the period. We record booked sales and deferred revenue when all of the requirements for revenue recognition have been met, other than the requirement that the revenue for software licenses and services has been earned. We use booked sales information for resource allocation, planning, compensation and other management purposes. We believe that revenue is the GAAP measurement closest to booked sales. However, booked sales should not be considered in isolation from, and is not intended to represent, a substitute measure of revenue or any other performance measure calculated under GAAP.

The following reconciliation table sets forth our booked sales, revenues and change in deferred revenue for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,				
(dollars in thousands)	**2004**	***Change***	**2003**	***Change***	**2002**
Booked sales	$ 37,260	*21%*	$ 30,704	*8%*	$ 28,353
Less revenue	30,976	*4%*	29,916	*37%*	21,837
Net increase in deferred revenue	6,284		788		6,516
Current and long-term deferred revenue beginning of the period	19,500		18,712		12,196
Current and long-term deferred revenue end of the period	$ 25,784	*32%*	$ 19,500	*4%*	$ 18,712

Booked sales in the K-12 sector, which accounted for 92% of sales in 2004, grew 23% to $34.3 million, compared to $27.9 million in 2003. The increases were achieved in a difficult K-12 market with tight state funding. We sold 1,013 site license packages over $10,000 compared to 862 in the same period in 2003.

In 2004 we continued to focus our sales force on multi-site sales. The number of sales over $100,000 increased to 66 in 2004 from 59 in 2003 and 48 in 2002. In 2004, we had our first $10 million sale, our largest sale to date, to the School District of Philadelphia (PA). Only $6 million of this transaction was recorded as booked sales in 2004. The remaining $4 million is scheduled to be recorded as booked sales in the coming four years.*

In 2003 K-12 sector booked sales increased by 12% to $27.9 million compared to $24.9 million in 2002. The K-12 sector represented 91% of booked sales in 2003, compared to 88% in 2001. This growth reflects our strategy to expand in the K-12 market.

Booked sales outside the K-12 market increased by 7% in 2004 to $3.0 million compared to $2.8 million in 2003 and declined 17% in 2003 from 2002. We believe these customers are affected by economic conditions and the improvement in 2004 is partially related to a recovery in disposable income. Our primary focus has been on the K-12 market and we believe this focus contributed to the decline in 2003. We believe we have stabilized our sales to this market and expect to hold near this level in 2005 and may even experience modest growth due to increased sales to international customers and new product introductions.*

Unpredictability: We believe that we are positioned to achieve continued growth in the K-12 market during 2005, although federal, state and local budget pressures continue to present an uncertain funding environment for our customers.* However, achieving our sales growth objectives will depend on increasing mainstream customer acceptance of our products, which requires us to continue to focus on improving our products' ease of use, their fit with school requirements, and the engagement of classroom teachers and administrators with product implementations.* For a discussion of some of the other important factors that affect our results, see *"Factors that May Affect Results of Operations or Stock Price."* In addition, the revenue recognized from our sales can be unpredictable. Our various license and service packages have substantially differing revenue recognition periods, and it is often difficult to predict which license package a customer will purchase, even when the amount and timing of a sale can be reasonably projected. See *"Management's Discussion and Analysis – Application of Critical Accounting Policies"* for a discussion of our revenue recognition policy. In addition, the timing of a single large order or its implementation can significantly impact the level of sales and revenue at any given time.

Gross Profit and Cost of Revenues

	Year ended December 31,		
(dollars in thousands)	**2004**	**2003**	**2,002**
Gross profit on products	$ 21,027	$ 22,364	$ 15,770
Gross profit margin on products	92%	91%	88%
Gross profit on service and support	3,193	1,553	2,456
Gross profit margin on services and support	39%	29%	62%
Total gross profit	$ 24,220	$ 23,917	$ 18,226
Total gross profit margin	78%	80%	83%

The overall gross profit margin declined in 2004 compared to 2003, as margin improvements in both products and services and support were more than offset by revenue mix changes. Service and support, which have a lower margin than products, increased to 26% of revenue in 2004 compared to 18% in 2003.Product margins increased due to lower effective royalty rates and lower amortization of capitalized software. Product costs consist of manufacturing, packaging and fulfillment costs, amortization of capitalized software and royalties.

Our margins in service and support increased from 2003 levels as higher revenue provided better fixed cost coverage. In the first quarter of 2003, we reorganized our service and support business to increase the number of employees available to provide service and support to our customers. In addition, products tend to be more challenging to implement when they are first introduced. We incurred additional service costs in the second half of 2003 and the first quarter of 2004 associated with our new Gateway Edition. Service and support costs consist primarily of the cost of personnel, materials and travel. We do not expect to incur further expenses associated with Gateway Edition's initial technical problems.*

In 2003, overall gross margin declined compared to 2002, due in large part to the reorganization of our service and support business in the first quarter of 2003 to increase the number of employees available to provide service and support to our customers. In 2002, we primarily used per diem consultants rather than full time employees to provide training services. In 2003, the gross margin on products increased due to slightly lower materials costs and amortization of capitalized software cost.

We expect that product margins will improve in 2005 due to lower amortization of capitalized software and a lower average royalty rate.* We also expect that service and support margins will improve due to better fixed cost coverage.* Consequently we expect overall gross margins to improve in 2005.*

Operating Expenses

(dollars in thousands)	Year ended December 31, 2,004	Change	2,003	Change	2,002
Sales and marketing	$ 16,087	*24%*	$ 12,961	*-11%*	$ 14,554
Research and development	3,555	*2%*	3,500	*17%*	2,985
General and administrative	5,313	*17%*	4,529	*-5%*	4,776
Restructuring, lease and asset impairment write-down	-	*n/a*	(7)	*n/a*	3,365
Total operating expenses	$ 24,955	*19%*	$ 20,983	*-18%*	$ 25,680

Sales and Marketing Expenses: In 2004, our sales and marketing expenses increased primarily due to increased sales and marketing staff, more marketing activities and higher commissions reflecting higher sales. Sales and marketing expenses consist principally of salaries and incentive compensation paid to employees engaged in sales and marketing activities, travel costs, tradeshows, conferences, and marketing and promotional materials. At December 31, 2004, we had 32 quota-bearing sales personnel selling to public schools. In 2003 sales and marketing expenses decreased compared to 2002, primarily due to the reclassification of some personnel from sales to our expanded service and support team as well as lower spending on conferences, trade shows and marketing materials. During 2005, we expect to increase our investment in sales and marketing as we focus on increasing sales in the K-12 market.*

Research and Development Expenses: Research and development expenses increased 2% in 2004 compared to 2003, but were lower as a percentage of revenue. The increase in research and development spending in 2003 compared to 2002 was primarily related to the introduction of Gateway Edition. Some of these costs did not recur in 2004. Research and development expenses principally consist of compensation paid to employees and consultants engaged in research and product development activities and product testing, together with software and equipment costs.

We expect research and development expenses to increase in 2005 as we continue to invest in improving our current product suite, demonstrating product efficacy and introducing new products.* Two new products in our Fast ForWord to Reading series and one new product in our Language series are scheduled for launch in 2005.*

General and Administrative Expenses: General and administrative expenses increased in 2004 primarily due to the expenses associated with the restatement of our financial results and to the addition of staff. Accounting and legal fees associated with the restatement totaled approximately $515,000. General and administrative expenses principally consist of salaries and compensation paid to our executives, accounting staff and other support personnel, as well as travel expenses for these employees, and outside legal and accounting fees. General and administrative expenses decreased in 2003 compared to 2002, primarily because of decreases in personnel and legal costs.

Stock-based Compensation Expense: We are required to implement SFAS 123R beginning January 1, 2006. This will require us to record compensation expense for employee stock awards. We expect that the implementation of SFAS 123R will significantly increase our operating expenses in the next few years.*

Restructuring, Lease and Asset Impairment Write Downs: In October 2003 we entered into a lease termination agreement with our landlord to terminate the lease on our Oakland headquarters and entered into a new lease agreement for a reduced amount of space in the same building. Compared to the prior lease, the reduction in space is expected to reduce future lease payments by $6.5 million (net of lease termination fees described below) through 2008.* Under the lease termination agreement we paid an increased security deposit of $550,000 and lease termination fees totaling $490,000 in 2003. The balance of the lease termination fees of $1.8 million was paid in 2004 and all restructuring expenses have been paid as of December 31, 2004.

During 2002, we recorded restructuring charges totaling $3.4 million, reflecting employee severance benefits and rent for excess office space. The restructuring resulted in a workforce reduction of approximately 30 employees and a total charge to operations for severance benefits of $1.1 million. Most of the employees affected by the workforce reduction were located in our Oakland office in the marketing and customer service departments. Due to continued weakness in the commercial real estate market in 2002 we recorded an additional charge for excess office space at our Oakland headquarters of $2.3 million. This charge reflected adjustments to the assumptions on which the 2001 write down for excess office space had been made, including our assumptions about the time period that the excess office space would be vacant and potential sublease terms. We calculated the estimated costs for the additional facilities restructuring charge based on current market information provided by a commercial real estate broker.

The following table sets forth the restructuring activity for the years ended December 31, 2004, 2003 and 2002.

(dollars in thousands)	Lease obligation	Asset write-downs	Severance benefits	Total
Accrued restructuring costs, December 31, 2001	$ 1,458	$ -	$ 82	$ 1,540
Restructuring Charges in 2002	2,306	-	1,059	3,365
Cash paid in 2002	(759)	-	(632)	(1,391)
Accrued restructuring costs, December 31, 2002	$ 3,005	$ -	$ 509	$ 3,514
Restructuring Charges in 2003	154	196	-	350
Cash paid in 2003	(1,386)	-	(509)	(1,895)
Asset write-downs	-	(196)	-	(196)
Accrued restructuring costs, December 31, 2003	$ 1,773	$ -	$ -	$ 1,773
Cash paid in 2004	(1,773)	-	-	(1,773)
Accrued restructuring costs, December 31, 2004	$ -	$ -	$ -	$ -

Other Income from Related Party

During 2004 we recorded $99,000 as other income for royalties and services provided to Posit Science Corporation (PSC), formerly Neuroscience Solutions Corporation. During 2003, we recorded $448,000 from the sale and licensing of certain intellectual property, patents and software to Posit Science Corporation. One of our co-founders, substantial shareholders, and board members is also a co-founder, officer, director and substantial shareholder of PSC. See "Transaction with Posit Science" below. Amounts received to date and any future receipts are being reported as other income as we do not consider the sale of these rights to be part of recurring operations. There was no comparable transaction for the same period of 2002.

Interest Expense, net

	Year ended December 31,				
(dollars in thousands)	2004	*Change*	2003	*Change*	2002
Interest expense, net	$ (100)	*-92%*	$ (1,209)	*-9%*	$ (1,332)

Interest expense, net decreased in 2004, compared to 2003, and decreased in 2003 compared to 2002. The decreases in both years are due to progressively lower borrowing and, in 2004, from lower amortization of deferred financing costs. Deferred financing costs were fully amortized in the quarter ended September 30, 2004. In 2005 we do not expect to pay any interest, as we do not anticipate borrowing during 2005.* This will require us to achieve sales targets, which is uncertain, however.* Deferred financing expense was $232,000 in 2004 compared to $1.2 million in 2003. In 2004, interest expense, net included $155,000 in interest income primarily from loans to current and former officers.

Provision for Income Taxes

The Company recorded a tax benefit of $43,000 for the year ended December 31, 2004 relating to the reversal of a provision for U.S. federal alternative minimum tax for the year ended December 31, 2003. The Company has made no provision for U.S. federal, U.S. state or foreign income taxes for the years ended December 31, 2004, 2003 and

2002 as the Company has incurred tax losses in all periods and for all jurisdictions. At December 31, 2004, we had net operating loss carryforwards for federal income tax purposes of approximately $77 million. Unutilized net operating loss carryforwards will expire in years 2011 through 2024. Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations.* Previous or future equity transactions may result in such an ownership change.* The annual limitation may result in the expiration of net operating losses before they become available to reduce future tax liabilities.* At December 31, 2004, we had approximately $31.0 million of deferred tax assets, comprised primarily of net operating loss carryforwards. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.* Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

Liquidity and Capital Resources

Our cash and cash equivalents were $10.3 million at December 31, 2004 compared to $3.6 million at December 31, 2003 and $4.6 million at December 31, 2002. During 2004, 2003 and 2002 we generated cash flow from operations. At December 31, 2004 there were no borrowings outstanding under our credit line. We expect that our cash flow from operations and our current cash balances will be the primary source of the funds for our operations and capital expenditures during 2005.* During 2005, we plan to continue to generate positive cash flow from operations and to generate a profit.* However, accomplishing these objectives will require us to achieve specific sales targets in the K-12 market.* We cannot assure you that we will meet our targets with respect to sales, revenues or operating results.

Net cash provided by operating activities in 2004 was $6.7 million, compared to $4.6 million in 2003. Net cash provided by operating activities increased in 2004 and 2003 primarily because booked sales increased at a faster rate than spending and our collection experience was good. A $6.3 million increase in deferred revenue with an offsetting accounts receivable increase of only $0.6 million was a key driver in 2004 operating cash flow. Accounts receivable at year end was $5.7 million in 2004 compared to $5.1 million in 2003.

Net cash used in investing activities in 2004 was $1.0 million, consisting primarily of computer hardware and software acquisition costs. In 2003, net cash used by investing activities was $1.0 million, consisting primarily of an increase in non-current assets for the deposit of $550,000 for our lease restructuring. In 2002, net cash of $849,000 was provided by investing activities, primarily from the sale of the $1.2 million balance of our portfolio of government securities. Our 2004 capital expenditures of $646,000 were higher than in 2003 and 2002, approximately $256,000 and $124,000, respectively. In 2005, we expect that our capital spending will be higher than in 2004 as we continue to upgrade computer equipment and purchase new software to improve operations.*

Financing activities generated $0.9 million in 2004, from the sale of stock upon option exercises and the employee stock purchase plan. Financing activities used $4.6 million in cash in both 2003 and 2002, primarily to pay down $5 million, net, on our line of credit in both years, partially offset by cash raised from the sale of stock upon option exercises and through our employee stock purchase plan.

Because our sales tend to be seasonal, we may have negative cash flows in particular quarters, particularly the first quarter, when sales tend to be substantially lower than in other quarters. We borrowed money for working capital purposes in the first quarter of 2004 and may borrow again from time to time.*

We have a line of credit with Comerica Bank totaling $5.0 million, which expires on July 14, 2005. The facility initially totaled $7.0 million and was partially secured by a letter of credit provided by WPV, Inc., an affiliate of Warburg, Pincus Ventures, our largest stockholder. The letter of credit was for $4.0 million through May 30, 2004 and $3.0 million from May 31, 2004 to July 30, 2004. The WPV letter of credit expired on July 30, 2004. The line is subject to limitations based on our accounts receivable balance. Borrowings under the line are subject to various covenants, which may limit our financial and operating flexibility. There is no borrowing currently outstanding under the line.

After 2005, we expect that cash flow from operations will continue to be our primary source of funds for the next several years.* Again, this will require us to achieve certain levels of sales. If the Company is unable to achieve sufficient levels of cash flow from operations, the Company may seek other sources of debt or equity financing, or may be required to reduce expenses. Reducing the Company's expenses could adversely affect its operations by reducing the resources available for sales, marketing, research or development efforts. We cannot assure you that we will be able to secure additional debt or equity financing on acceptable terms.

Form 10-K

Contractual Obligations and Commitments

We have a non-cancelable lease agreement for our corporate office facilities. In 2003, we renegotiated the lease, terminating the prior agreement and entering into a new lease agreement for a reduced amount of space in the same location. The minimum lease payment under the new agreement on our office facility (excluding lease termination charges) is approximately $78,000 per month through 2008. After 2008 the base lease payment increases at a compound annual rate of approximately 5%. The lease terminates in December 2013.

The following table summarizes our outstanding contractual obligations at December 31, 2004 and the effects such obligations are expected to have on our liquidity and cash flow in future periods.

(dollars in thousands)	Total	1 year	2 - 3 years	4 - 5 years	Thereafter [1]
Non-cancelable operating leases	$ 9,167	$ 940	$ 1,880	$ 1,924	$ 4,423
Minimum royalty payments	1,500	150	300	300	750
Total	$ 10,667	$ 1,090	$ 2,180	$ 2,224	$ 5,173

1. Non-cancelable operating leases expires December 31, 2013. Minimum royalty payments expire in 2014.

Our purchase order commitments at December 31, 2004 are not material.

Loans to Current and Former Officers

In March 2001 we made full recourse loans to certain of our officers, in amounts totaling $3.1 million. The total receivable including accrued interest at December 31, 2004 and 2003 was $3.7 million and $3.5 million, respectively, and is reflected in Notes and interest receivable from current and former officers. Principal and interest are due December 31, 2005. This receivable was reclassified from a non-current asset to a current asset as of December 31, 2004. In 2002 some of these officers left our Company. The Notes are full recourse loans secured by shares of our common stock owned by the current and former officers. The loans bear interest at 4.94% per annum.

Transaction with Posit Science Corporation, formerly Neuroscience Solutions Corporation

In September 2003, we signed an agreement with Posit Science Corporation ("PSC"), transferring technology to PSC for use in the health field. The transaction includes a license of the patents we own, a sublicense of the patents we license from others, the license of certain software we developed, and the transfer of assets related to certain research projects. All of the rights licensed to PSC are limited to the health field and most are exclusive in that field. We will continue to use the licensed patents and technology in the fields of education and speech and language therapy, and retain all rights to our technology outside of the health field.

We also agreed with PSC that we would license one another certain patents that may be issued in the future, on which royalties would be paid, and that we would provide PSC certain technology transfer, hosting and support services.

PSC is a start-up company located in San Francisco that plans to develop, market, and sell a series of software-based products for healthcare markets based on neuroplasticity research. PSC's first products are expected to focus on addressing issues that commonly arise as a result of aging. Dr. Michael M. Merzenich, who is a founder, director, significant stockholder and former officer of our company, is also a founder, director, significant shareholder and officer of PSC.

The terms of the transaction were determined through arms' length negotiations between PSC and us, in which Dr. Merzenich did not participate. We received an initial payment of $500,000 and will be entitled to a 2% to 4% royalty on future products of PSC that use the licensed technology. We were also issued 1,772,727 shares of Series A Preferred Stock in PSC. Because PSC is a start-up venture, the shares of which are not actively traded, in our financial statements we have assigned a value of zero to the PSC shares we received.

Application of Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, assumptions and judgments. We believe that the estimates, assumptions and judgments upon which we rely are reasonable based upon information available to us at the time. The estimates, assumptions and judgments that we make can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates and actual results, our financial statements would be affected.

We believe that the estimates, assumptions and judgments pertaining to revenue recognition, allowance for doubtful accounts, software development costs and long lived assets are the most critical assumptions to understand in order to evaluate our reported financial results. A detailed discussion of our use of estimates, assumptions and judgments as they relate to these polices is presented below. We have discussed the application of these critical accounting policies with the Audit Committee of the Board of Directors.

Revenue Recognition

We derive revenue from the sale of licenses to our software and from service and support fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 (SOP 97-2). SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement; 2) delivery of the product; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected.

Sales to our school customers typically include multiple elements (e.g. Fast ForWord software licenses, Progress Tracker, our Internet-based participant tracking service, support, training, implementation management, and other services). The Company allocates revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence" ("VSOE"). VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is also measured by the renewal price.

The value of software licenses, services and support invoiced during a particular period is recorded as deferred revenue until recognized. Deferred revenue is recognized as revenue as discussed below.

License revenue.
Revenue from the licensing of software is recognized as follows:

Perpetual licenses – software licensed on a perpetual basis. Revenue is recognized at the later of product delivery date or contract start date using the residual method. If VSOE does not exist for all the undelivered elements, all revenue is deferred and recognized ratably over the service period if the undelivered element is services or when all elements have been delivered.

Term licenses – software licensed for a specific time period, generally three to twelve months. Revenue is recognized ratably over the license term.

Individual participant licenses – software licensed for a single participant. Revenue is recognized over the average period of use, typically six weeks.

Service and support revenue.
Service and support revenue is derived from a combination of training, implementation, technical and professional services, online services and customer support. Training, technical and other professional services are typically sold on a per day basis. If VSOE exists for all elements of an arrangement or all elements except software licenses, services revenue is recognized as performed. If VSOE does not exist for all the elements in an arrangement except software licenses, service revenue is recognized over the longest contractual period in an arrangement. Revenue from services sold alone or with support is recognized as performed.

Form 10-K

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses due to the inability of customers to make payments. These estimates are based on historical experience. In early 2002 our experience was that bad debt expense was about 2% of revenue. In the later half of 2002 and 2003 our bad debt experience improved significantly to less than 1% of revenue and in the 4th quarter of 2003 we adjusted our bad debt allowance to reflect the improvement in our experience. Our 2004 experience was consistent with the late 2002 and 2003 experience and we did not adjust our reserve policy in 2004. To the extent experience requires it, we may in the future again adjust this reserve. Cancellations and refunds are allowed in limited circumstances, and such amounts have not been significant.

Software Development Costs

We capitalize software development costs in accordance with Financial Accounting Standards Board (FASB) No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," under which software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated life of the related product.

Prior to the establishment of technological feasibility we expense all software development cost associated with a product. Technological feasibility is deemed established upon completion of a working version. We estimate the useful life of our developed products to be three years.

On an ongoing basis, we evaluate the net realizable value of the capitalized software development cost by estimating the future revenue to be generated from the product and compare this estimate to the unamortized cost of the product. At December 31, 2004 future revenues from sale of products for which development costs remain on the balance sheet are anticipated to exceed the $392,000 of unamortized development costs.*

Impairment of Long-Lived Assets

We regularly review the carrying value of capitalized software development costs and property and equipment. We continually make estimates regarding future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

See the Notes to our Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by GAAP.

Recent Accounting Pronouncements

SFAS 123(R), *"Share-Based Payment"*

On December 16, 2004 the FASB issued SFAS 123 (revised 2004), *"Share-Based Payment,"* which is a revision of SFAS 123, *"Accounting for Stock-Based Compensation."* Statement 123(R) supercedes APB 25, *"Accounting for Stock Issued to Employees,"* and amends SFAS 95, *"Statement of Cash Flows."* Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

SFAS 123(R) is effective for public companies for annual periods beginning after June 15, 2005, with earlier adoption permitted. We are required to adopt this new standard in our fiscal year beginning January 1, 2006. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We have not yet chosen a method of adoption for SFAS 123(R).

As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25’s intrinsic value method. As a consequence, we generally recognize no compensation cost for employee stock options and purchases under our Employee Stock Purchase Plan. Although the adoption of SFAS 123(R)’s fair value method will have no adverse impact on our balance sheet or net cash flows, it will have a significant adverse impact on our net income and net income per share. The pro forma effects on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to share-based payments to employees in prior periods are disclosed in Note 1 under *“Stock-Based Incentive Programs.”* Although the pro forma effects of applying SFAS 123 may be indicative of the effects of applying SFAS 123(R), the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123(R) will depend on numerous factors including the valuation model we use to value future share-based payments to employees, estimated forfeiture rates and the accounting policies we adopt concerning the method of recognizing the fair value of awards over the requisite service period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the rate of interest we will pay on our revolving credit facility with Comerica Bank. Interest rates on loans extended under that facility are at the bank’s prime rate plus 0.5%. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at December 31, 2004 would not have a material affect on our results of operations.

Form 10-K

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Scientific Learning Corporation

We have audited the accompanying balance sheets of Scientific Learning Corporation as of December 31, 2004 and 2003 and the related statements of operations, stockholders deficit, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 15 (a). These financial statements and schedule are the responsibility of Scientific Learning Corporation's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scientific Learning Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Walnut Creek, California
April 11, 2005

Scientific Learning Corporation
Balance Sheet
(In thousands, except share and per share amounts)

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 10,281	$ 3,648
Accounts receivable, net of allowance for doubtful accounts $121 and $139 at December 31, 2004 and 2003, respectively	5,661	5,117
Notes and interest receivable from current and former officers	3,688	-
Prepaid expenses and other current assets	1,306	1,144
Total current assets	20,936	9,909
Property and equipment, net	755	537
Notes and interest receivable from current and former officers	-	3,533
Other assets	1,267	1,618
Total assets	$ 22,958	$ 15,597
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 603	$ 481
Accrued liabilities	4,338	3,875
Deferred revenue	15,079	16,884
Total current liabilities	20,020	21,240
Deferred revenue, long-term	10,705	2,616
Other liabilities	344	285
Total liabilities	31,069	24,141
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock, $0.001 par value; 1,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.001 par value; 40,000,000 shares authorized, 16,657,589 and 16,150,551 shares issued and outstanding at December 31, 2004 and 2003, respectively	75,586	74,460
Accumulated deficit	(83,697)	(83,004)
Stockholders' deficit:	(8,111)	(8,544)
Total liabilities and stockholders' deficit	$ 22,958	$ 15,597

See accompanying notes.

Form 10-K

Scientific Learning Corporation
Statement of Operations
(In thousands, except share and per share amounts)

	Year ended December 31, 2004	2003	2002
Revenues:			
Products	$ 22,802	$ 24,491	$ 17,879
Service and support	8,174	5,425	3,958
Total revenues	30,976	29,916	21,837
Cost of revenues:			
Cost of products	1,775	2,127	2,109
Cost of service and support	4,981	3,872	1,502
Total cost of revenues	6,756	5,999	3,611
Gross profit	24,220	23,917	18,226
Operating expenses:			
Sales and marketing	16,087	12,961	14,554
Research and development	3,555	3,500	2,985
General and administrative	5,313	4,529	4,776
Restructuring	-	(7)	3,365
Total operating expenses	24,955	20,983	25,680
Operating income (loss)	(735)	2,934	(7,454)
Other income from related party	99	448	-
Interest expense, net	(100)	(1,209)	(1,332)
Other income (expense), net	-	-	91
Net income (loss) before income tax	(736)	2,173	(8,695)
Income tax (benefit) provision	(43)	43	-
Net income (loss)	$ (693)	$ 2,130	$ (8,695)
Basic net income (loss) per share:	$ (0.04)	$ 0.13	$ (0.56)
Shares used in computing basic net income (loss)	16,408,039	16,006,565	15,641,849
Diluted net income (loss) per share:	$ (0.04)	$ 0.13	$ (0.56)
Shares used in computing diluted net income (loss)	16,408,039	16,908,361	15,641,849

See accompanying notes.

Scientific Learning Corporation

Statements of Stockholders' Deficit

(In thousands, except share amounts)

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Deficit
Balance December 31, 2001	15,475,619	$ 73,192	$ (76,439)	$ (3,247)
Issuance of common stock under stock option plan	274,471	318	–	318
Issuance of common stock under employee stock purchase plan	116,861	119	–	119
Compensation charge relating to granting of common stock options	–	122	–	122
Stock issued in exchange for services	12,132	20	–	20
Net loss and comprehensive loss	–	–	(8,695)	(8,695)
Balance December 31, 2002	15,879,083	73,771	(85,134)	(11,363)
Issuance of common stock under stock option plan	207,438	264	–	264
Issuance of common stock under employee stock purchase plan	52,912	180	–	180
Compensation charge relating to granting of common stock options	–	198	–	198
Stock issued in exchange for services	11,118	47	–	47
Net income and comprehensive income	–	–	2,130	2,130
Balance December 31, 2003	16,150,551	74,460	(83,004)	(8,544)
Issuance of common stock under stock option plan	417,773	645	–	645
Issuance of common stock under employee stock purchase plan	78,468	300	–	300
Compensation charge relating to granting of common stock options	–	110	–	110
Stock issued in exchange for services	10,797	71	–	71
Net loss and comprehensive loss	–	–	(693)	(693)
Balance December 31, 2004	16,657,589	$ 75,586	$ (83,697)	$ (8,111)

See accompanying notes

Scientific Learning Corporation
Statement of Cash Flows
(In thousands)

	Year ended December 31,		
	2004	2003	2002
Operating Activities:			
Net (loss) income	$ (693)	$ 2,130	$ (8,695)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation	428	721	1,082
Amortization of software development costs	351	617	718
Amortization of deferred financing costs	232	1,215	1,216
Stock based compensation	181	245	142
Asset impairment write downs	-	-	50
Changes in operating assets and liabilities:			
Accounts receivable	(544)	(250)	887
Prepaid expenses and other current assets	(162)	428	(52)
Accounts payable	122	194	(157)
Accrued liabilities	463	(1,339)	1,814
Deferred revenue	6,284	788	6,515
Other liabilities	59	(199)	197
Net cash provided by operating activities	6,721	4,550	3,717
Investing Activities:			
Sale of government securities	-	-	1,169
Purchases of property and equipment, net	(646)	(256)	(124)
Increase in capitalized software development costs	-	-	(116)
Increase in other non-current assets	(387)	(703)	(80)
Net cash (used in) provided by investing activities	(1,033)	(959)	849
Financing Activities:			
Proceeds from issuance of common stock, net	945	444	437
Borrowings under bank line of credit	3,000	2,000	4,000
Repayments of borrowings under bank line of credit	(3,000)	(7,000)	(9,000)
Net cash provided by (used in) financing activities	945	(4,556)	(4,563)
Increase (decrease) in cash and cash equivalents	6,633	(965)	3
Cash and cash equivalents at beginning of year	3,648	4,613	4,610
Cash and cash equivalents at end of year	$ 10,281	$ 3,648	$ 4,613
Supplemental disclosure			
Interest paid	$ 44	$ 134	$ 294

See accompanying notes.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

Scientific Learning Corporation (the "Company") provides neuroscience-based software products that develop underlying cognitive skills required for reading and learning. The Company's Fast ForWord® products are a series of reading intervention products for children, adolescents and adults. We sell primarily to K-12 schools through a direct sales force. The Company also sells to speech and language professionals. To support our products, we provide on-site and remote training and implementation services, as well as technical, professional and customer support and a wide variety of Web-based resources.

The Company was incorporated in 1995 in the State of California and was reincorporated in 1997 in the State of Delaware.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Actual results may differ from those estimated.

Revenue Recognition

We derive revenue from the sale of licenses to our software and from service and support fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 (SOP 97-2). SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement; 2) delivery of the product; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected.

Sales to our school customers typically include multiple elements (e.g. Fast ForWord software licenses, Progress Tracker, our Internet-based participant tracking service, support, training, implementation management, and other services). The Company allocates revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence" ("VSOE"). VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is also measured by the renewal price.

The value of software licenses, services and support invoiced during a particular period is recorded as deferred revenue until recognized. Deferred revenue is recognized as revenue as discussed below.

License revenue
Revenue from the licensing of software is recognized as follows:

Perpetual licenses – software licensed on a perpetual basis. Revenue is recognized at the later of product delivery date or contract start date using the residual method. If VSOE does not exist for all the undelivered elements, all revenue is deferred and recognized ratably over the service period if the undelivered element is services or when all elements have been delivered.

Term licenses – software licensed for a specific time period, generally three to twelve months. Revenue is recognized ratably over the license term.

Individual participant licenses – software licensed for a single participant. Revenue is recognized over the average period of use, typically six weeks.

Notes to Financial Statements
1. Summary of Significant Accounting Policies (continued)

Service and support revenue
Service and support revenue is derived from a combination of training, implementation, technical and professional services, online services and customer support. Training, technical and other professional services are typically sold on a per day basis. If VSOE exists for all elements of an arrangement or all elements except software licenses, services revenue is recognized as performed. If VSOE does not exist for all the elements in an arrangement except software licenses, service revenue is recognized over the longest contractual period in an arrangement. Revenue from services sold alone or with support is recognized as performed.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the time of purchase.

Accounts Receivable

The Company conducts business primarily with public school districts and speech and language professionals in the United States. Ongoing credit evaluations are performed on customers and collateral is generally not required. Allowances for uncollectible accounts are made for potential credit issues based on past experience and management assessment of current risks.

Inventories

Product inventories are stated at the lower of cost or market. Cost is determined using a weighted average approach, which approximates the first-in first-out method. If inventory costs exceed expected market value due to obsolescence or lack of demand, reserves are recorded for the difference between the cost and the market value.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, accounts receivable, notes receivable from current and former officers, and accounts payable approximate fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable.

Cash and cash equivalents are invested in major financial institutions in the United States. Such deposits may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The accounts receivable of the Company are derived from sales to customers located primarily in the United States. The Company performs ongoing credit evaluations of its customers. The Company does not require collateral.

An allowance for doubtful accounts is determined with respect to those accounts that the Company has determined to be doubtful of collection. At December 31, 2004 and 2003, no customer accounted for more than 10% of the Company's accounts receivable.

The company has no off-balance sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other hedging arrangements.

Notes to Financial Statements
1. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("FAS") No. 86, *"Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,"* under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. In 2003 and 2004, costs incurred subsequent to the establishment of technological feasibility were not significant, and were charged to research and development expense. The Company capitalized $116,000 of software development costs for the year ended December 31, 2002. Software costs are amortized to cost of product revenues over the estimated useful life of the software, which is three years. Amortization was $351,000, $617,000 and $718,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Long-Lived Assets

The Company regularly reviews the carrying value of long-lived assets. We continually make estimates regarding future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

Accounting for Stock-Based Compensation

The Company accounts for stock issued to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), *"Accounting for Stock Issued to Employees"* and complies with the disclosure provisions of SFAS No. 123 ("SFAS 123"), *"Accounting for Stock-Based Compensation"* and SFAS No. 148 ("SFAS 148"), *"Accounting for Stock-Based Compensation – Transition and Disclosure."* Under APB 25, compensation expense of fixed stock options is based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the exercise price of the option. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and EITF No. 96-18, *"Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."*

Notes to Financial Statements
1. Summary of Significant Accounting Policies (continued)

Pro Forma Disclosures of the Effect of Stock-Based Compensation

Pro forma information regarding the results of operations and net income (loss) per share is determined as if the Company had accounted for its employee stock options and employee stock purchase plan stock using the fair value method. The fair value of each option granted and employee stock purchase plan stock issued is estimated on the date of grant using the Black Scholes valuation model with the following assumptions:

	Year ended December 31,		
Employee & Director Stock Options	**2004**	**2003**	**2002**
Weighted average expected life of option (in years)	5	5	5
Risk-free interest rate	3.0%	3.0%	3.0%
Dividend yield	0.0%	0.0%	0.0%
Volatility	85%	85%	85%
Weighted average fair value	$4.00	$2.05	$0.90

Employee Stock Purchase Plan	Year ended December 31,		
	2004	**2003**	**2002**
Weighted average expected life (in years)	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0
Risk-free interest rate	3.0%	3.0%	3.0%
Dividend yield	0.0%	0.0%	0.0%
Volatility	85%	85%	85%
Weighted average fair value	$2.06	$1.56	$1.08

The Company has elected to use the intrinsic value method in accounting for its employee stock options because, as discussed below, the alternative fair value accounting requires the use of option valuation models that were not developed for use in valuing employee stock options. Under the intrinsic value method, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option.

Notes to Financial Statements
1. Summary of Significant Accounting Policies (continued)

Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the Black Scholes valuation model, the Company's pro forma net income (loss) and basic and diluted net income (loss) per share would have been as follows (in thousands, except per share amounts):

	Year Ended December 31, 2004	2003	2002
Net income (loss), as reported	$ (693)	$ 2,130	$ (8,695)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,668)	(1,465)	(2,472)
Pro forma net income (loss), per share	$ (2,361)	$ 665	$ (11,167)
Basic, as reported	$ (0.04)	$ 0.13	$ (0.56)
Diluted, as reported	$ (0.04)	$ 0.13	$ (0.56)
Basic, pro forma	$ (0.14)	$ 0.04	$ (0.71)
Diluted, pro forma	$ (0.14)	$ 0.04	$ (0.71)

The pro forma impact of options on the net income (loss) for the years ended December 31, 2004, 2003 and 2002, is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $13,000, $1,000 and $4,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "*Accounting for Income Taxes*," which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the net amount expected to be realized.

Net Income (Loss) per Share

Under the provisions of SFAS No. 128, *"Earnings per Share,"* basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution of securities by adding common stock equivalents (computed using the treasury stock method) to the weighted-average number of common shares outstanding during the period, if dilutive. Potentially dilutive securities have been excluded from the computation of diluted net loss per share as their inclusion is antidilutive.

Form 10-K

Notes to Financial Statements
1. Summary of Significant Accounting Policies (continued)

The following table sets forth the computation of net income (loss) per share (in thousands, except share and per share data):

	Year Ended December 31,		
	2004	2003	2002
Net income (loss)	$ (693)	$ 2,130	$ (8,695)
Weighted average shares used in calculation of basic net income (loss) per share	16,408,039	16,006,565	15,641,849
Effect of dilutive securities:			
Employee stock options		901,796	-
Weighted-average diluted common share	16,408,039	16,908,361	15,641,849
Net income (loss) per common share- basic :	$ (0.04)	$ 0.13	$ (0.56)
Net income (loss) per common share- diluted:	$ (0.04)	$ 0.13	$ (0.56)

If the Company had reported net income in 2004 or 2002, the calculation of diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as an additional 1,101,352 and 64,000 common equivalent shares (computed using the treasury stock method) related to outstanding stock options not included in the calculations above for the years ended December 31, 2004 and 2002, respectively.

Recent Accounting Pronouncements

SFAS 123(R), *"Share-Based Payment"*

On December 16, 2004 the FASB issued SFAS 123 (revised 2004), *"Share-Based Payment,"* which is a revision of SFAS 123, *"Accounting for Stock-Based Compensation."* Statement 123(R) supercedes APB 25, *"Accounting for Stock Issued to Employees,"* and amends SFAS 95, *"Statement of Cash Flows."* Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

SFAS 123(R) is effective for public companies for annual periods beginning after June 15, 2005, with earlier adoption permitted. We are required to adopt this new standard in our fiscal year beginning January 1, 2006. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We have not yet chosen a method of adoption for SFAS 123(R).

Notes to Financial Statements
1. Summary of Significant Accounting Policies (continued)

As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method. As a consequence, we generally recognize no compensation cost for employee stock options and purchases under our Employee Stock Purchase Plan. Although the adoption of SFAS 123(R)'s fair value method will have no adverse impact on our balance sheet or net cash flows, it will have a significant adverse impact on our net income and net income per share. The pro forma effects on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to share-based payments to employees in prior periods are disclosed in Note 1 under *"Stock-Based Incentive Programs."* Although the pro forma effects of applying SFAS 123 may be indicative of the effects of applying SFAS 123(R), the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123(R) will depend on numerous factors including the valuation model we use to value future share-based payments to employees, estimated forfeiture rates and the accounting policies we adopt concerning the method of recognizing the fair value of awards over the requisite service period.

Reclassifications

Certain other asset items from prior years have been reclassified to conform to the current presentation.

2. Restructuring, Lease and Asset Impairment Write Downs

In 2004, the Company completed lease termination payments of $1.8 million. There were no other restructuring activities during the year and no accrued restructuring costs as of December 31, 2004.

In October 2003 the Company entered into a lease termination agreement with its landlord to terminate the lease on its Oakland headquarters and entered into a new lease agreement for a reduced amount of space in the same building. The reduction in space is expected to reduce future lease payments by $6.5 million (net of lease termination fees described below) through 2008. Under the lease termination agreement the Company paid an increased security deposit of $550,000 and lease termination fees totaling $490,000 in 2003. A net credit adjustment of $7,000 was charged to operations. The adjustment represented an addition to the restructuring reserve of $350,000 for lease and asset impairment charges, offset by a reduction in deferred rent of $357,000 to account for the reduction in space under the new lease agreement.

In 2002 the Company recorded restructuring, lease and asset impairment charges of $3.4 million in operating expenses. The restructuring resulted in a workforce reduction of approximately 30 employees and a total charge to operations for severance benefits of $1.1 million. All affected employees had been terminated or notified of their severance benefits by December 31, 2002. Most of the employees affected by the workforce reduction were located in the Company's Oakland office in the marketing and customer service departments.

Due to continued weakness in the commercial real estate market in 2002 the Company recorded an additional charge for excess office space at the Company's Oakland headquarters of $2.3 million. This charge reflected adjustments to the assumptions on which the 2001 write down for excess office space had been made, including assumptions about the time period that the excess office space would be vacant and potential sublease terms. The Company calculated the estimated costs for the additional facilities restructuring charge based on current market information provided by a commercial real estate broker. We estimated the $3.0 million accrued at December 31, 2002 would be paid over the next two years.

Notes to Financial Statements

2. Restructuring, Lease and Asset Impairment Write Downs (continued)

The following table sets forth the restructuring activity during the three years ended December 31, 2004 (in thousands).

	Accrued restructuring costs, December 31, 2001	Restructuring Charges	Cash paid	Accrued restructuring costs, December 31, 2002	Restructuring Charges	Asset write-down	Cash paid	Accrued restructuring costs, December 31, 2003	Cash paid	Accrued restructuring costs, December 31, 2004
Lease obligation	$ 1,458	$ 2,306	$ (759)	$ 3,005	$ 154		$ (1,386)	$ 1,773	$ (1,773)	$ -
Asset write-down				-	196	(196)	-	-		
Severance benefits	82	1,059	(632)	509	-		(509)	-		
Total	$ 1,540	$ 3,365	$ (1,391)	$ 3,514	$ 350	$ (196)	$ (1,895)	$ 1,773	$ (1,773)	$ -

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31, 2004	2003
Prepaid expenses	$ 1,025	$ 791
Deferred financing	-	232
Product inventory	273	109
Other receivables	8	12
	$ 1,306	$ 1,144

4. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2004	2003
Computer equipment	$ 4,517	$ 3,978
Office furniture and equipment	1,489	1,403
Leasehold improvements	453	432
	6,459	5,813
Less accumulated depreciation	(5,704)	(5,276)
	$ 755	$ 537

5. Notes Receivable from Current and Former Officers

Notes receivable from current and former officers was $3.1 million of principal at December 31, 2004 and 2003. The Notes are full recourse loans secured by shares of the Company's common stock owned by the current and former officers and bear interest at 4.94%. Principal and interest are due December 31, 2005. Principal and accrued interest of $3.7 million and $3.5 million is recorded in Notes and Interest Receivable from Current and Former Officers as of December 31, 2004 and December 31, 2003 respectively.

6. Other Assets

Other Assets consist of the following (in thousands):

	December 31, 2,004	2,003
Software development cost	$ 3,089	$ 3,089
Less accumulated amortization	(2,697)	(2,346)
Software development costs, net	392	743
Other non current assets	875	875
	$ 1,267	$ 1,618

7. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2,004	2,003
Accrued restructuring costs	$ -	$ 1,773
Accrued vacation	1,036	831
Accrued commissions and bonus	2,093	930
Accounts payable accruals	671	196
Other accrued liabilities	538	145
	$ 4,338	$ 3,875

8. Bank Line of Credit

On January 30, 2004 the Company entered into a revolving line of credit agreement with Comerica Bank. The line totaled $7.0 million through July 22, 2004; after that date, the maximum that can be borrowed under the agreement is $5.0 million. The line expires on July 14, 2005. Borrowing under the line of credit bears interest at prime plus 0.5%, currently 5.75%. The facility was partially secured by a letter of credit provided by WPV, Inc., an affiliate of Warburg, Pincus Ventures, a significant stockholder of the Company. The letter of credit was for $4.0 million through May 30, 2004 and $3.0 million from May 31, 2004 to July 30, 2004. The non–guaranteed portion of the line is subject to limitations based on the Company's accounts receivable balance. To further secure the line the Company granted Comerica a security interest in all of our assets other than our intellectual property, and agreed not to restrict our ability to grant a security interest in our intellectual property. Borrowings under the line are subject to various covenants. There were no borrowings outstanding on the line of credit at December 31, 2004.

In consideration of the original guarantee the Company granted a security interest in substantially all of the Company's assets and issued WPV, Inc. a fully vested and non-forfeitable warrant to purchase 1,375,000 shares of common stock of the Company at an exercise price of $8.00. The warrant will expire if unexercised by March 9, 2008. The fair value of the warrant at the date of issuance was $3.6 million; this amount was amortized as deferred financing costs by a charge to interest expense through July 31, 2004.

9. Income Tax

The Company recorded a tax benefit of $43,000 for the year ended December 31, 2004 relating to the reversal of a provision for U.S. federal alternative minimum tax for the year ended December 31, 2003. The Company has made no provision for U.S. federal, U.S. state or foreign income taxes for the years ended December 31, 2004, 2003 and 2002 as the Company has incurred tax losses in all periods and for all jurisdictions.

Notes to Financial Statements
9. Income Tax (continued)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows, (in thousands):

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Net operating loss carryforwards	$ 27,637	$ 26,272
Restructuring reserve	-	710
Capitalized software and development costs	389	698
Deferred revenue	395	1,008
Research credit carryforwards	1,195	811
Other	1,360	941
Total deferred tax assets	30,976	30,440
Valuation allowance	(30,976)	(30,440)
Net deferred tax assets	$ -	$ -

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased from December 31, 2002 to December 31, 2003 in the amount of $357,000.

As of December 31, 2004, the Company had net operating loss carryforwards for federal income tax purposes of approximately $77,286,000, which expire in the years 2011 through 2024 and federal research tax credits of approximately $823,000, which expire in the years 2011 through 2024. The Company also had net operating loss carryfowards for state income tax purposes of approximately $30,315,000 expiring in the years 2006 through 2014 and state research tax credits of approximately $372,000 which carry forward indefinitely.

Utilization of the company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitation provided by the Internal Revenue Code and a similar state provision. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

10. Stockholders' Deficit

Common Stock

At December 31, 2004, the Company had reserved shares of common stock for future issuance as follows:

Stock Options outstanding	3,103,102
Stock Options available for future grants	1,026,439
Employee stock purchase plan	225,675
Common stock warrants	1,375,000
	5,730,216

Notes to Financial Statements
10. Stockholders' Deficit (continued)

Stock Options

The Company's employee stock option plans provide for the issuance of incentive stock options (ISO), nonstatutory stock options (NSO) and stock awards to eligible participants. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. Certain options previously granted can be exercised prior to vesting, but, if so exercised, these unvested shares are subject to repurchase by the Company. Options and unvested shares granted generally vest over a period of four years. Options under the employee plans have a maximum term of ten years. In the event option holders cease to be employed by the Company, all unvested options are forfeited and all vested options may be exercised within a 90-day period after termination. The 90-day exercise period is sometimes extended by agreement with the optionee, which could result in a modification charge to operations.

In May 1999, the Company's stockholders approved the 1999 Equity Incentive Plan, which amended and restated the Company's previous stock option plan. 3,292,666 shares of common stock were authorized for issuance under the plan, including shares originally authorized under predecessor plans and shares added to the plan in 2001. In May 2002, the Company's Board of Directors approved and in May 2003, the shareholders subsequently approved, adding 1,350,000 shares to the 1999 Equity Incentive Plan. In January 2004, the Company's Board of Directors approved and in June 2004, the shareholders subsequently approved, adding an additional 850,000 shares to the 1999 Equity Plan. The total number of shares authorized for issuance under the plan is now 5,492,666. The Board of Directors also approved the 2002 CEO Stock Option Plan in May 2002, which was subsequently approved by the shareholders in May 2003. This plan reserved an aggregate of 470,588 shares for grants of stock options under the plan.

In May 1999, the Company's stockholders approved the 1999 Non-Employee Directors' Stock Option Plan and reserved an aggregate of 75,000 shares of common stock for grants of stock options under the plan. In May 2003, the Company's stockholders approved an increase in the number of shares authorized for issue under the plan from 75,000 shares to a total of 150,000 shares.

The Company has, on occasion, granted stock options and stock to non-employees and directors. A compensation charge has been recorded in these instances. In 2004 10,797 shares were issued to directors as payment for their services; an expense of $71,000 was recorded for the year ended December 31, 2004.

A summary of the Company's stock option activity under the plans is as follows:

	Outstanding Options	
	Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2001	1,653,166	$9.47
Granted	2,239,290	1.36
Exercised	(274,471)	1.15
Canceled	(628,681)	9.35
Outstanding at December 31, 2002	2,989,304	4.20
Granted	501,834	3.08
Exercised	(207,445)	1.27
Canceled	(238,666)	9.85
Outstanding at December 31, 2003	3,045,027	3.76
Granted	552,497	5.71
Exercised	(417,773)	1.54
Canceled	(76,739)	7.88
Outstanding at December 31, 2004	3,103,012	$4.33
Vested and exercisable	1,407,373	

Notes to Financial Statements
10. Stockholders' Deficit (continued)

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2004:

Price Range	Outstanding			Vested and Exercisable	
	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price Per Share
$ 0.2600 – $ 1.3900	1,141,600	$ 1.37	7.35	185,349	$ 1.30
$ 1.4000 – $ 6.1250	1,539,098	$ 4.03	7.60	846,464	$ 3.70
$ 6.2500 – $ 39.8750	422,314	$ 13.42	5.58	375,560	$ 14.29
	3,103,012			1,407,373	

Common Stock Warrants

In 2001, the Company issued a fully vested non-forfeitable warrant to purchase 1,375,000 shares of common stock of the Company at an exercise price of $8.00 per share. The warrant was issued to WPV, Inc., an affiliate of a significant stockholder of the Company, in connection with the guarantee of a line of credit to the Company. The warrant is outstanding and will expire if unexercised by March 9, 2008. The fair value of the warrant at the date of issuance was $3.6 million. The value of the warrant was determined using the Black-Scholes model with the following assumptions: a share price of $3.88, volatility of .85, a risk-free interest rate of 4.94%, no dividend yield and an expected life of seven years.

1999 Employee Stock Purchase Plan

In May 1999 the stockholders approved the 1999 Employee Stock Purchase Plan, which became effective upon the completion of the initial public offering of the Company's common stock. The Company initially reserved a total of 350,000 shares of common stock for issuance under the plan. In May 2002 the Company's shareholders approved an additional 350,000 shares for a total of 700,000 shares. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable one-year offering period or the last day of the applicable six-month purchase period. The Company issued 78,468 and 52,912 shares of common stock under the plan during the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, 225,675 shares were available for issuance under the Plan.

Notes to Financial Statements (continued)

11. Commitments

Leases

The Company leases its corporate office facility under a non-cancelable operating lease with a term expiring in 2013. Future minimum payments under this lease as of December 31, 2004 are as follows (in thousands):

2005	$ 940
2006	940
2007	940
2008	940
2009	984
2010 and thereafter	4,423
	$ 9,167

Rent expense under all operating leases net of sublease income was $1 million, $1 million and $1.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

License Agreement

In September 1996, the Company entered into a license agreement with a university for the use of the intellectual property underlying its most significant current products. In exchange for the license, which expires in 2014, the Company issued stock and paid a license-issue fee. The agreement also provided for milestone payments, all of which have been made, and for royalties based on sales of products using the licensed technology. Royalty expenses were $830,000, $898,000 and $723,000 for the years ended December 31, 2004, 2003 and 2002, respectively, and are included in cost of revenues. Annual minimum guaranteed royalty payments are $150,000.

If the Company loses or is unable to maintain the license agreement during the term of the underlying patents, it would materially harm its business. The university may terminate the license agreement if the Company fails to perform or violates its terms without curing the violation within 60 days of receiving written notice of the violation.

12. Warranties; Indemnification

The Company generally provides a warranty that its software products substantially operate as described in the manuals and guides that accompany the software for a period of 90 days. The warranty does not apply in the event of misuse, accident, and certain other circumstances. To date, the Company has not incurred any material costs associated with these warranties and has no accrual for such items at December 31, 2004.

From time to time, the Company enters into contracts that require the Company, upon the occurrence of certain contingencies, to indemnify parties against third party claims. These contingent obligations primarily relate to (i) claims against the Company's customers for violation of third party intellectual property rights caused by the Company's products; (ii) claims resulting from personal injury or property damage resulting from the Company's activities or products; (iii) claims by the Company's office lessor arising out of the Company's use of the premises; and (iv) agreements with the Company's officers and directors under which the Company may be required to indemnify such persons for liabilities arising out of their activities on behalf of the Company. Because the obligated amounts for these types of agreements usually are not explicitly stated, the overall maximum amount of these obligations cannot be reasonably estimated. No liabilities have been recorded for these obligations on the Company's balance sheet as of December 31, 2004 or 2003.

13. Employee Retirement and Benefit Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The Company does not presently match contributions by plan participants.

Notes to Financial Statements (continued)

14. Related Party Transaction

On September 30, 2003 the Company entered into an agreement with Posit Science Corporation ("PSC"), formerly Neuroscience Solutions Corporation, to provide PSC with exclusive rights in the healthcare field to certain intellectual property, patents and software owned or licensed by the Company, along with transfer of certain healthcare research projects. A co-founder, substantial shareholder, and member of the Board of Directors of the Company is a co-founder, officer, director and substantial shareholder of PSC.

The rights were acquired by PSC for a combination of cash, stock and future royalties. PSC paid $500,000 cash, of which $448,000 was recognized at December 31, 2003. The balance will be recognized over the next nine months as services are provided to PSC. Amounts received to date and any future receipts are being reported as other income as the Company does not consider the sale of these rights to be part of its recurring operations. Under the agreement, the Company will receive net royalties between 2% to 4% on products sold by PSC that use the Company's patents or software. We did not record a value for the 1.8 million shares of PSC received in the transaction, because PSC was a private start-up venture, the shares of which had no determinable value.

15. Interim Financial Information (unaudited)

Quarterly financial data (in thousands, except per share amounts)

	2004				
	Quarter ended				
	March 31	June 30	September 30	December 31	Total
Total revenues	$7,036	$7,497	$8,290	$8,153	$30,976
Gross profit	5,477	5,803	6,512	6,428	24,220
Net income (loss)	(290)	(52)	667	(1,018)	(693)
Net income (loss) per share:					
Basic	(0.02)	0.00	0.04	(0.06)	(0.04)
Diluted	(0.02)	0.00	0.04	(0.06)	(0.04)

	2003				
	Quarter ended				
	March 31	June 30	September 30	December 31	Total
Total revenues	$6,583	$8,074	$8,293	$6,966	$29,916
Gross profit	5,158	6,630	6,724	5,405	23,917
Net income (loss)	(454)	745	1,678	161	2,130
Net income (loss) per share:					
Basic	(0.03)	0.05	0.10	0.01	0.13
Diluted	(0.03)	0.04	0.10	0.01	0.13

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the required time periods. These procedures are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In December 2004, the Company's management and the Audit Committee of the Company's Board of Directors concluded that the Company should change its revenue recognition method for most of the Company's K-12 school contracts. This issue surfaced in the course of the review of our financial statements for the third quarter of 2004. As a result, the Company has restated its historical financial statements for the period from 2000 through June 30, 2004.

This change in the Company's revenue recognition treatment reflects a correction in the Company's application of AICPA Statement of Position 97-2, "Software Revenue Recognition (as amended by Statement of Position 98-9) ("Statement 97-2") to these historical transactions. Controls over the application of accounting policies are within the scope of internal controls. Therefore, management has concluded that there was a material weakness in the Company's internal controls, as defined by the Public Company Accounting Oversight Board.

As required under Rule 13a-15(b) of the Exchange Act, the Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Solely because of the revenue recognition issue discussed above, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2004. We are committed to implementing changes in our internal controls over financial reporting with respect to revenue recognition and are in the process of evaluating what changes should be made in these controls. Except for these changes, during the year ended December 31, 2004, there were no changes in the Company's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

It should be noted that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. As a result, there can be no assurance that a control system will succeed in preventing all possible instances of error and fraud. The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the conclusions of our Chief Executive Officer and the Chief Financial Officer are made at the "reasonable assurance" level.

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item with respect to our executive officers is contained in Part I "Executive Officers" and such information is also incorporated by reference in this section.

Information required by this item respecting our directors, audit committee and code of ethics is set forth under the caption "Proposal 1: Election of Directors" in our Proxy Statement relating to our 2005 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated by reference into this Form 10-K Report. The Proxy Statement will be filed with the Securities and Exchange Commission in accordance with Rule 14a-6(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With the exception of the foregoing information and other information specifically incorporated by reference into this Form 10-K Report, the Proxy Statement is not being filed as a part hereof.

Information with respect to compliance with Section 16(a) of the Exchange Act is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item concerning compensation of executive officers and directors is set forth under the caption "Executive Compensation" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item concerning security ownership of certain beneficial owners and management is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

Information required by this item concerning shares authorized for issuance under equity compensation plans approved by stockholders and not approved by stockholders is set forth under the caption "Equity Compensation Plan Information" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item concerning certain relationships and related transactions is set forth under the captions "Employment Agreement" and "Certain Transactions" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item concerning the independent auditor's fees and services is set forth under the caption "Ratification of Selection of Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:

(1) Financial Statements

Independent Registered Public Accounting Firm's Report
Restated Balance Sheet – December 31, 2004 and 2003
Restated Statement of Operations – Years Ended December 31, 2004, 2003 and 2002
Restated Statements of Stockholders' (Deficit) Equity – Years Ended December 31, 2004, 2003 and 2002
Restated Statement of Cash Flows – Years Ended December 31, 2004, 2003 and 20021
Notes to the Financial Statements

(2) Financial Statement Schedules

As required under Item 8, Financial Statements and Supplementary Data, the financial statement schedule of the Company is provided in this separate section. The financial statement schedule included in this section is as follows:

Schedule II – Valuation and Qualifying Accounts
(in thousands)

Valuation and Qualifying Accounts which are deducted in the Balance Sheet from the assets to which they apply:

Allowance for Doubtful Accounts Years Ended December 31

	Opening Balance	Charges to Operating Expenses	Charges to Allowance	Additions (deductions) to Allowance	Closing Balance
2004	$ 139	$ (3)	$ (100)	$ 85	$ 121
2003	270	-	89	(220)	139
2002	248	19	309	(306)	270

(3) **Exhibits**

Exhibit No.	Description of Document
3.3(1)	Restated Certificate of Incorporation.
3.4 (20)	Amended and Restated Bylaws.
4.1(1)	Reference is made to Exhibits 3.3 and 3.4.
4.2(2)	Amended and Restated Registration Rights Agreement, dated as of December 31, 1998.
4.3(1)	Specimen Stock Certificate.
4.4(3)	Amendment No. 1 by and among Scientific Learning Corporation, Warburg, Pincus Ventures, L.P. and WPV, Inc., effective as of March 9, 2001 to Amended and Restated Registration Rights Agreement entered into as of December 30, 1998.
4.5(9)	Amendment No. 2 By and Among Scientific Learning Corporation, Warburg, Pincus Ventures, L.P. and WPV, Inc., Effective as of November 30, 2001 to Amended and Restated Registration Rights Agreement Entered Into as of December 30, 1998.
10.1(1)*	Form of Indemnity Agreement with each of our directors and executive officers.
10.2(13)*	1999 Equity Incentive Plan, as amended.
10.3(14)*	Forms of Stock Option Grant Notice, Stock Option Agreement and Stock Award Agreement under the Incentive Plan.
10.4*	1999 Non-Employee Directors' Stock Option Plan, as amended.
10.5(14)*	Forms of Nonstatutory Stock Option Agreements under the Non-Employee Directors' Stock Option Plan.
10.6(14)*	1999 Employee Stock Purchase Plan, as amended.
10.7 (25)*	Summary of base salary and bonuses payable to Named Executive Officers
10.8(14)*	Form of 1999 Employee Stock Purchase Plan Offering under the Employee Stock Purchase Plan.
10.9 (21)	Loan and Security Agreement dated as of January 15, 2004 by and between Scientific Learning Corporation and Comerica Bank.
10.10 (21)	Reimbursement and Security Agreement dated as of January 15, 2004 by and between Scientific Learning Corporation and WPV, Inc.
10.11 (21)	Intercreditor Agreement dated as of January 15, 2004 by and between Comerica Bank and WPV, Inc
10.13(1)†	Exclusive License Agreement, dated September 27, 1996, with the Regents of the University of California.
10.14 (22)	Amendment No. 3 to Exclusive License Agreement, dated September 27, 1996, with the Regents of the University of California, amending the agreement filed as Exhibit 10.13.
10.15(1)	Securities Purchase Agreement, dated September 24, 1996, with Warburg, Pincus Ventures, L.P.
10.16 (23)	Lease, dated as of October 1, 2003, with Rotunda Partners II.
10.17 (24)	Lease Termination Agreement, dated as of October 1, 2003, with Rotunda Partners II.
10.18(4)	Revolving Loan Agreement dated as of March 9, 2001 by and between Scientific Learning Corporation and Fleet National Bank.
10.19(5)	Agreement to Issue Warrant and Grant of Security Interest dated as of March 9, 2001 by and between Scientific Learning Corporation and WPV, Inc.
10.20(6)	Warrant to Purchase 1,375,000 Shares of Common Stock of Scientific Learning Corporation.
10.21(7)*	Loan agreements, promissory notes and pledge agreements with each of Sheryle Bolton, Frank Mattson, Steve Miller, and James Mills.
10.22(8)	Stock Purchase Agreement dated November 9, 2001 between Scientific Learning Corporation and Warburg Pincus Ventures, L.P.
10.23(10)*	Letter Agreement dated March 12, 2002 between the Company and Sheryle Bolton.
10.24(10)	First Amendment Agreement, dated March 26, 2002, between the Company and Fleet National Bank amending the agreement filed as Exhibit 10.18.
10.25(25)*	2005 Management Incentive Plan

10.26(11)*	Employment Agreement dated as of May 31, 2002 by and between Scientific Learning Corporation and Robert C. Bowen.
10.27(12)*	2002 CEO Option Plan.
10.28(13)*	Letter Agreement dated January 2004 by and between the Company and Robert C. Bowen amending the Employment Agreement listed as Exhibit 10.26.
10.29(13)*	Milestone Equity Incentive Plan.
10.30	First Amendment to Loan and Security Agreement, dated as of September 29, 2004, by and between Comerica Bank and the Company, amending the Loan and Security Agreement filed as Exhibit 10.9.
10.31 (15)	Second Amendment Agreement dated as of September 24, 2003, by and between Scientific Learning Corporation and Fleet National Bank, amending the agreement filed as Exhibit 10.18, which was previously amended by the First Amendment Agreement filed as Exhibit 10.24.
10.32(16)	Technology Transfer Agreement dated as of September 30, 2003 by and between the Company and Neuroscience Solutions Corporation (now renamed Posit Science Corporation) ("NSC").
10.33(17)	SLC License Agreement dated as of September 30, 2003 by and between the Company and NSC.
10.34(18)	NSC License Agreement dated as of September 30, 2003 by and between NSC and the Company.
10.35(19)	Services Agreement dated as of September 30, 2003 by and between the Company and NSC.
10.36(13)*	2004 Management Incentive Plan
10.37(26)*	Independent Contractor Agreement dated April 17, 2003 between the Company and Paula A. Tallal and Project Assignment thereunder dated December 17, 2004.
23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer (Section 302).
31.2	Certification of Chief Financial Officer (Section 302).
32.1	Certification of Chief Executive Officer (Section 906).
32.2	Certification of Chief Financial Officer (Section 906).

(1) Incorporated by reference to the same numbered exhibit previously filed with the Company's Registration Statement on Form S-1 (SEC File No. 333-77133).

(2) Incorporated by reference to the same numbered exhibit previously filed with the Company's Form 10-K for the year ended December 31, 1999 (SEC File No. 000-24547).

(3) Incorporated by reference to the same numbered exhibit previously filed with the Company's Form 8-K on March 12, 2001 (SEC File No. 000-24547).

(4) Incorporated by reference to Exhibit 99.1 previously filed with the Company's Form 8-K on March 12, 2001 (SEC File No. 000-24547).

(5) Incorporated by reference to Exhibit 99.2 previously filed with the Company's Form 8-K on March 12, 2001 (SEC File No. 000-24547).

(6) Incorporated by reference to Exhibit 99.3 previously filed with the Company's Form 8-K on March 12, 2001 (SEC File No. 000-24547).

(7) Incorporated by reference to Exhibit 10.20 previously filed with the Company's Form 10-Q for the quarter ended March 31, 2001 (SEC File No. 000-24547).

(8) Incorporated by reference to the same numbered exhibit previously filed with the Company's Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 000-24547).

(9) Incorporated by reference to Exhibit 4.4 previously filed with the Company's Form 8-K on December 7, 2001 (SEC File No. 000-24547).

(10) Incorporated by reference to the same numbered exhibit previously filed with the Company's Form 10-K for the year ended December 31, 2001 (SEC File No. 000-24547).

(11) Incorporated by reference to Exhibit 99.1 previously filed with the Company's Form 8-K on June 7, 2002 (SEC File No. 000-24547).

(12) Incorporated by reference to Exhibit 99.2 previously filed with the Company's Form 8-K on June 7, 2002 (SEC File No. 000-24547).

(13) Incorporated by reference to the same numbered exhibit previously filed with the Company's Form 10-Q for the quarter ended March 31, 2004 (SEC File No. 000-24547).

(14) Incorporated by reference to the same numbered exhibit previously filed with the Company's Form 10-Q for the quarter ended June 30, 2003 (SEC File No. 000-24547).

(15) Incorporated by reference to Exhibit 99.1 previously filed with the Company's Form 8-K on October 3, 2003 (SEC File No. 000-24547).

(16) Incorporated by reference to Exhibit 99.1 previously filed with the Company's Form 8-K on October 1, 2003 (SEC File No. 000-24547).

(17) Incorporated by reference to Exhibit 99.2 previously filed with the Company's Form 8-K on October 1, 2003 (SEC File No. 000-24547).

(18) Incorporated by reference to Exhibit 99.3 previously filed with the Company's Form 8-K on October 1, 2003 (SEC File No. 000-24547).

(19) Incorporated by reference to Exhibit 99.4 previously filed with the Company's Form 8-K on October 1, 2003 (SEC File No. 000-24547).

(20) Incorporated by reference to the same numbered exhibit previously filed with the Company's Form 10-Q for the quarter ended September 30, 2003 (SEC File No. 000-24547).

(21) Incorporated by reference to Exhibits previously filed with the Company's Form 8-K on February 5, 2004 (SEC File No. 000-24547).

(22) Incorporated by reference to Exhibit 10.36 previously filed with the Company's Form 10-Q for the quarter ended September 30, 2003 (SEC File No. 000-24547).

(23) Incorporated by reference to Exhibit 10.37 previously filed with the Company's Form 10-Q for the quarter ended September 30, 2003 (SEC File No. 000-24547).

(24) Incorporated by reference to Exhibit 10.38 previously filed with the Company's Form 10-Q for the quarter ended September 30, 2003 (SEC File No. 000-24547).

(25) Incorporated by reference to exhibits previously filed with the Company's Form 8-K filed on March 25, 2005.

(26) Incorporated by reference to Exhibit 99.1 previously filed with the Company's Form 8-K filed on December 20, 2004.

---

† Certain portions of this exhibit have been omitted based upon confidential treatment granted by the Securities and Exchange Commission for portions of the referenced exhibit.

* Management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K.

On October 25, 2004, the Company filed a Report on Form 8-K announcing that it had issued a press release announcing that it had delayed the release of its third quarter financial results and had conducted a publicly available conference call discussing the delay.

On November 17, 2004, the Company filed a Report on Form 8-K announcing that it had received a Staff Determination notice from the Nasdaq Stock Market stating that the Company was not in compliance with Nasdaq's rules because the Company had not then filed its 10-Q Report for the third quarter and that the Company's securities were therefore subject to delisting.

On December 20, 2004, the Company filed a Report on Form 8-K announcing its intention to restate certain of its historical financial statements to correct an error in the revenue recognition of certain transactions and that, accordingly, those financial statements should not be relied upon.

On December 20, 2004, the Company filed a Report on Form 8-K announcing that it had amended its Independent Contractor Agreement with one of its directors by entering into a new Project Assignment for work over the period from 2005 through 2009.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCIENTIFIC LEARNING CORPORATION

By /s/ Robert C. Bowen Robert C. Bowen Chief Executive Officer	April 13, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Robert C. Bowen Robert C. Bowen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	April 13, 2005
/s/ Jane A. Freeman Jane A. Freeman	Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)	April 13, 2005
/s/ Dr. Michael M. Merzenich Dr. Michael M. Merzenich	Director	April 13, 2005
/s/ Dr. Paula A. Tallal Dr. Paula A. Tallal	Director	April 13, 2005
/s/ Carleton A. Holstrom Carleton A. Holstrom	Director	April 13, 2005
/s/ Rodman W. Moorhead, III Rodman W. Moorhead, III	Director	April 13, 2005
/s/ Ajit Dalvi Ajit Dalvi	Director	April 13, 2005
/s/ Dr. Joseph Martin Dr. Joseph Martin	Director	April 13, 2005
/s/ Edward Vermont Blanchard, Jr. Edward Vermont Blanchard, Jr.	Director	April 13, 2005
/s/ David W. Smith David W. Smith	Director	April 13, 2005

SCIENTIFIC LEARNING CORPORATION
300 Frank H. Ogawa Plaza, Suite 600
Oakland, CA 94612-2040

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 7, 2005

TO THE STOCKHOLDERS OF SCIENTIFIC LEARNING CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of **SCIENTIFIC LEARNING CORPORATION**, a Delaware corporation (the "Company"), will be held on Tuesday, June 7, 2005, at 10:00 a.m. local time at the Company's principal executive office at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040 for the following purposes:

1. To elect three directors to hold office until the 2008 Annual Meeting of Stockholders.

2. To approve the Company's 1999 Non-Employee Directors' Stock Option Plan, as amended to increase the aggregate number of shares authorized for issuance thereunder by 100,000 shares.

3. To ratify the selection of Ernst & Young LLP as the independent registered public accounting firm for the Company for its fiscal year ending December 31, 2005.

4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 13, 2005, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

LINDA L. CARLONI
Vice President, General Counsel
and Secretary

Oakland, California
May 2, 2005

All stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

SCIENTIFIC LEARNING CORPORATION

300 Frank H. Ogawa Plaza, Suite 600
Oakland, CA 94612-2040

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
June 7, 2005

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of Scientific Learning Corporation (sometimes referred to as the "Company" or "Scientific Learning") is soliciting your proxy to vote at the 2005 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

The Company intends to mail this proxy statement and accompanying proxy card on or about May 2, 2005 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 13, 2005 will be entitled to vote at the annual meeting. On this record date, there were 16,684,105 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 13, 2005, your shares were registered directly in your name with Scientific Learning's transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 13, 2005, your shares were held not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of three directors;
- Approval of a proposed 100,000 share increase in the number of shares of common stock authorized for issuance under the Company's 1999 Non-Employee Directors' Stock Option Plan; and
- Ratification of the selection of Ernst & Young LLP as the independent registered public accounting firm for the Company for its fiscal year ending December 31, 2005.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote from any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Scientific Learning. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, if your broker or bank offers this, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 13, 2005.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all three nominees for director and "For" the other two proposals. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy. If you are not a stockholder of record, you should follow the instructions of your broker or bank. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the meeting in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to Scientific Learning's Secretary at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

When are stockholder proposals due for next year's annual meeting?

If you wish to suggest a candidate to be nominated by the Board of Directors at next year's annual meeting, you must contact the Board's Nominating and Corporate Governance Committee no later than December 7, 2005. If you wish to submit a proposal for the annual meeting, your proposal must be submitted in writing to Scientific Learning's Secretary at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040. To be considered for inclusion in next year's proxy materials, the proposal must be submitted by December 31, 2005. Nominations for directors and proposals not to be included in the proxy materials must be submitted between February 7 and March 9, 2006. You are also advised to review the Company's Bylaws and the Board's Director Nominations process, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For," "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. We believe that Proposals 1 and 3 will be considered discretionary items and that Proposal 2 will be considered a nondiscretionary item.

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposals No. 2 (to increase the number of shares under the Company's 1999 Non-Employee Directors' Stock Option Plan) and 3 (to ratify the selection of Ernst & Young as the Company's independent registered public accountants for 2005) must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 16,684,105 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy vote (or one is submitted for you) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2005.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's Restated Certificate of Incorporation and Bylaws provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified.

The Board is presently composed of nine members. There are three directors in the class whose term of office expires in 2005. Of the nominees for election to this class, all are currently directors of the Company. Dr. Merzenich and Mr. Moorhead were previously elected by the stockholders. Mr. Smith was elected to the Board in July 2004. Mr. Smith was recommended for election to the Board by Mr. Bowen, the Company's Chairman and Chief Executive Officer. If elected at the Annual Meeting, each of the nominees will serve until the 2008 annual meeting and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. The Company's policy is to invite all directors to attend the Annual Meetings of the Company's stockholders, but their attendance is not required. Mr. Bowen and Dr. Merzenich attended the 2004 Annual Meeting. Historically, few if any stockholders other than employees have attended the Annual Meeting in person.

Set forth below is biographical information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting, with ages shown as of March 31, 2005.

NOMINEES FOR ELECTION FOR A 3-YEAR TERM EXPIRING AT THE 2008 ANNUAL MEETING

Dr. Michael M. Merzenich, age 62, is one of our founders. He has been a director since inception and served as our Chief Scientific Officer from November 1996 to January 2003. During 1996, Dr. Merzenich served as the CEO and President of the Company. During 1997, Dr. Merzenich worked full-time with the Company during a sabbatical from his faculty position at the University of California, San Francisco ("UCSF"). Since 1971, Dr. Merzenich has been a member of the faculty, and since 1980 a full professor, in Neuroscience, Physiology, Biomedical Engineering and Otolaryngology at UCSF. He is currently the Francis A. Sooy Professor of Otolaryngology at UCSF. During 2004, Dr. Merzenich was on sabbatical from UCSF and worked full-time with Posit Science Corporation, which is developing neuroscience based products for health care applications. Dr. Merzenich has more than 25 years of experience in managing large, multidisciplinary brain science/behavior/engineering research projects that have led to commercial products and numerous publications and awards. In May 1999, Dr. Merzenich was elected a member of the National Academy of Sciences for distinguished and continuing achievements in original research. Dr. Merzenich holds a BS in General Science from the University of Portland and a PhD in Physiology from The Johns Hopkins University, with additional training from the University of Wisconsin.

Rodman W. Moorhead III, age 61, has been a director since June 1998. Mr. Moorhead has been employed since 1973 by Warburg Pincus, a global private equity firm (or its predecessors), where he currently serves as Managing Director and Senior Advisor. Mr. Moorhead was nominated to our Board in accordance with rights held by Warburg Pincus Ventures ("Ventures"), relating to an equity agreement. As long as Ventures owns a requisite percentage of outstanding shares of common stock, the Board must nominate Mr. Moorhead, or another individual designated by Ventures and reasonably acceptable to the Board, and use its best efforts to cause Mr. Moorhead or such other individual to be elected to the Board. See "Certain Transactions." Mr. Moorhead is a director of Coventry Health Care, Inc., 4GL School Solutions and Transkaryotic Therapies, Inc. He is a trustee of The Taft School and a member of the Overseers' Committee on University Resources at Harvard College. Mr. Moorhead holds an AB in Economics from Harvard College and an MBA from Harvard Business School.

David W. Smith, age 60, became a member of our Board of Directors in July 2004. Mr. Smith currently serves as Executive Chair at Plato Learning, Inc., a publicly held educational software company. Before being appointed Executive Chair, he served Plato as the Interim CEO from November 2004 to March 1, 2005, and before that, as a Business Consultant. From September 2000 to December 2002, Mr. Smith was Chief Executive Officer of NCS Pearson, a provider of products, services and technologies to customers in education, government, and business. He also served as President of the NCS Assessment and Testing Services from April 1988 to September 2000. Prior to NCS, Mr. Smith was a senior executive with McGraw Hill Corporation's Training Systems and College Divisions which publish professional, technical and scholarly books and materials. Mr. Smith serves on the Boards of Directors of Capella Education Company, Inscape Publishing, 4GLSchool Solutions and Plato Learning. Mr. Smith holds an MBA from the University of Iowa, as well as a BA and MA from Southern Illinois University.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2006 ANNUAL MEETING

Ajit M. Dalvi, age 62, has been a director since July 2000. He is a former senior media executive and recognized cable industry expert in business, marketing and branding strategy. Mr. Dalvi is currently a consultant for several media companies including Cox Communications Inc. He joined Cox Communications in 1982 as its first Marketing Director. He served for 17 years on Cox's senior management team and retired as the Senior Vice President for Strategy and Programming in June 1999. Mr. Dalvi is also a director of iVillage Inc. Mr. Dalvi holds a B.A from the University of Bombay and an MBA from the Indian Institute of Management.

Carleton A. Holstrom, age 69, is one of our founders and has been a director since February 1996. From February 1996 to January 1997, Mr. Holstrom also served as our Chief Financial Officer. Mr. Holstrom retired in 1987 as Senior Vice President-Finance of The Bear Stearns Companies. He is a director of Protalex, Inc., a development stage biopharmaceutical drug development company, and of the Custodial Trust Company, and a trustee, overseer or director of a number of non-profit organizations. Mr. Holstrom has served as a member of the Board of Trustees and Board of Governors of Rutgers, the State University of New Jersey, including as chairman and vice-chairman of both. He is currently a member of the Board of Overseers of the College of Letters and Sciences at the University of Wisconsin at Madison. Mr. Holstrom holds a BS in Economics from the University of Wisconsin at Madison and an MA in Economics from Rutgers.

Dr. Paula A. Tallal, age 57, is one of our founders. She has served as a director since inception. She also served as our Executive Vice President from January 1996 until December 2000 and as Chairman of the Board of Directors from January 1996 until November 2000. During 1997, Dr. Tallal worked full-time with us during a sabbatical from her faculty position at Rutgers; she continues to consult with us pursuant to a consulting agreement. Since 1988, Dr. Tallal has served as co-director of the Center for Molecular and Behavioral Neuroscience at Rutgers. In 2001, Dr. Tallal was named a Board of Governors Professor in Neuroscience by Rutgers University. Dr. Tallal is an active participant in many scientific advisory boards and governmental committees for both developmental language disorders and learning disabilities. Dr. Tallal has over 25 years experience managing multi-site, multi-disciplinary federally funded contracts and grants that have resulted in over 150 publications, as well as national and international honors. Dr. Tallal holds a BA in Art History from New York University and a PhD in Experimental Psychology from Cambridge University with additional training from The Johns Hopkins University.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2007 ANNUAL MEETING

Robert C. Bowen, age 63, joined us as Chairman and Chief Executive Officer in June 2002. From 1989 to 2001, he served as a senior executive at National Computer Systems. His last assignment there, from 1995 to 2001, was as President of NCS Education, a leading provider of enterprise software for K-12 school districts. NCS was acquired by Pearson, PLC in July 2000. After retiring from NCS in 2001, Mr. Bowen consulted for various businesses in education until joining us. Previously, Mr. Bowen held senior executive positions with other leading education and publishing companies, including seventeen years with McGraw-Hill. Early in his career, Mr. Bowen was a high school math teacher, a coach, and a school district administrator. Mr. Bowen received his bachelor's and master's degrees from the University of Tennessee, Chattanooga.

Joseph B. Martin, MD, PhD, age 66, became a member of our Board of Directors in July 2000. He has served as the Dean of the Faculty of Medicine and Caroline Shields Walker Professor of Neurobiology and Clinical Neuroscience at Harvard Medical School since 1997. From 1993 to 1997, Dr. Martin was the Chancellor of UCSF. Since 1997, he has served as trustee of the Massachusetts Biomedical Research Corporation. Dr. Martin is a member of the Institute of Medicine of the National Academy of Sciences. Dr. Martin also serves as a director of Cytyc Corporation and Baxter International Inc. He holds a BS from Eastern Mennonite College, an MD from the University of Alberta and a PhD in Anatomy from the University of Rochester.

Edward Vermont Blanchard, Jr., age 53, joined us as a director in November 2002. Mr. Blanchard is presently a Senior Advisor to Bear Stearns Merchant Manager II, the manager of the private equity arm of the Bear Stearns Companies Inc. From 1986 through 1999, Mr. Blanchard worked in investment banking for Merrill Lynch & Co., from 1990 through 1999 as a Managing Director specializing in mergers and acquisitions for financial institutions. After leaving Merrill Lynch, during 1999 and 2000, Mr. Blanchard served as Executive Vice President – Strategy & Acquisitions for Bankrate Inc., which provides an on-line service for comparing rate information from providers of financial services. During late 2000 and early 2001, Mr. Blanchard served as Director, Strategic Finance for IntelliTax, a web-based income tax preparation services company. Mr. Blanchard is a Trustee of The Chapin School, Ltd. and the Yorkville Common Pantry. In addition, he is a Trustee of the American Folk Art Museum and a member of its Executive Committee. Mr. Blanchard holds a BA from Harvard College and an MBA from the University of North Carolina at Chapel Hill

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under The Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. After review of all relevant transactions and relationships between each director, or certain of his or her family members, and the Company, its senior management and its independent auditors, the Board affirmatively has determined that Mr. Blanchard, Mr. Dalvi, Mr. Holstrom, Dr. Martin, Mr. Moorhead and Mr. Smith are independent directors within the meaning of the applicable Nasdaq listing standards.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met four times during the last fiscal year. All directors attended at least 75% of the aggregate of the meetings of the Board and of the committees on which he or she served, held during the period for which he or she was a director or committee member, respectively.

Our Board has four committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Science and Research Committee. The following table provides membership and meeting information for 2004 for each of the Board committees:

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Science and Research Committee
Robert C. Bowen			Ex-officio	
Edward Vermont Blanchard, Jr.	Chair			
Ajit Dalvi	Member			Member
Carleton A. Holstrom	Member	Member	Member	
Joseph B. Martin, MD, PhD				Chair
Michael M. Merzenich, PhD				Member
Rodman W. Moorhead III		Chair	Chair	
David W. Smith		Member	Member	
Paula A. Tallal, PhD			Member	Member
Total meetings in 2004	11	2	4	4

Below is a description of each committee of the Board of Directors. The charter of each committee can be found at our corporate website, on the World Wide Web, at scientificlearning.com/corporategovernance.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance and assesses the qualifications of the independent registered public accounting firm (the "Auditors"); determines and approves the engagement of the Auditors; determines whether to retain or terminate the existing Auditors or to appoint and engage new Auditors; reviews and approves the retention of the Auditors to perform any proposed permissible non-audit services; pre-approves all compensation to be paid to the Auditors; confers with management and the Auditors regarding the scope, quality and effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q; and discusses with management and the Auditors the results of the annual audit and the Company's quarterly financial statements. The Board has adopted a written Amended and Restated Audit Committee Charter, a copy of which is attached as Appendix 1 to these proxy materials.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards. The Board of Directors has determined that Mr. Blanchard and Mr. Holstrom each qualifies as an "audit committee financial expert," as defined in applicable SEC rules, based on a qualitative assessment of their knowledge and experience.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors oversees the Company's compensation policies, plans and programs. The Compensation Committee reviews and approves the Company's overall compensation strategy, including corporate performance goals and objectives relevant to the compensation of the Company's executive officers and other senior management; reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer; considers the recommendation of the Company's Chief Executive Officer and makes all determinations with respect to the compensation and other terms of employment of the other executive officers; makes recommendations to the full Board with respect to compensation of the members of the Board of Directors; and administers the Company's stock option and purchase plans and other similar programs. The Committee also has a One Person Stock Option Committee, which is composed of Mr. Bowen and may award stock options to employees who are not officers, subject to numerical limits and other parameters established by the Compensation Committee from time to time. The Board of Directors has determined that all members of the Company's Compensation Committee are independent, as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee of the Board of Directors oversees the director nomination process and the Company's corporate governance functions. The Committee has the primary responsibility for identifying, reviewing and evaluating candidates to serve as directors of the Company, consistent with criteria approved by the Board. The Committee recommends to the Board candidates for election to the Board of Directors, makes recommendations to the Board regarding the membership of the committees of the Board, and assesses the independence of directors. The Board has determined that Mr. Holstrom, Mr. Moorhead and Mr. Smith are independent, as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards; Dr. Tallal is not independent. Mr. Bowen serves on the Committee in an advisory, non-voting capacity.

The Board has established guidelines for evaluating nominees for director. The qualifications that the Board seeks include: the highest standards of personal and professional ethics and integrity; demonstrated excellence and leadership in the candidate's field of endeavor; commitment to, and experience and expertise in, strategic and independent thinking; and a demonstrated ability to ask critical questions and to exercise sound business judgment. The Board seeks to include a diverse spectrum of expertise and experience, with each director bringing to the Board experience or knowledge in one or more fields that contributes to the effectiveness of the Board. The Board also considers the candidate's commitment to staunchly representing the long-term interests of the Company's stockholders, as well as the candidate's willingness and ability to devote sufficient time to carrying out his or her duties and responsibilities and to serve on the Board for at least five years. The Board may modify these guidelines from time to time and will consider other factors as appropriate.

The Nominating and Corporate Governance Committee seeks nominees through a variety of sources, including suggestions by directors and management, business contacts of Committee members and other directors, and such other sources as the Committee believes appropriate. The Committee may also retain a search firm if the Committee believes that to be appropriate. The Committee will consider the general guidelines summarized above, the current composition of the Board, which areas of qualification and expertise would best enhance the composition of the Board, the experience, expertise and other qualifications of candidates, the number of other commitments of candidates, whether the candidate would qualify as independent under applicable rules, and such other considerations as the Committee believes to be appropriate. The Committee has the flexibility to determine the most appropriate interviewing and referencing process. The Committee recommends nominees to the independent members of the Board. A majority of the independent members of the Board select the nominees. These nominations are then submitted for ratification by the full Board.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. To date, the Committee has not received any director nominee from stockholders, other than from stockholders who are directors. The Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. The Committee will also evaluate whether candidates suggested by stockholders are identified with any particular issue to such an extent that their ability to effectively represent all of the stockholders on a broad variety of issues might be compromised. Stockholders who wish to recommend individuals for consideration by the Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Corporate Secretary at the Company's principal executive office at least six months before the next annual meeting. Submissions must include the candidate's name, contact information and biographical information; a description of any relationships between the stockholder making the suggestion and the candidate; any information that would be required to be disclosed about the candidate in the proxy statement if the candidate is nominated by the Board; the candidate's consent to a background review by the Committee and to being included in the proxy statement if nominated; and the name and contact information of the stockholders suggesting the nominee, and the number of shares of the Company's stock held by those stockholders.

SCIENCE AND RESEARCH COMMITTEE

The Science and Research Committee of the Board provides guidance and oversight with respect to the scientific and research activities of the Company and reviews and approves the Company's strategy and policy on scientific and research matters. The Committee reviews the Company's research plans, ongoing research projects, interactions with academic and independent research organizations, research resources, and presentation of the results of research. The Committee also provides input on emerging science that may impact the Company's products and market and reviews the Company's policies on research matters, including policies relating to ethics, research misconduct, and human subjects.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company's Board has adopted a formal process by which stockholders may communicate with the Board or any director. This information is available on the Company's website on the World Wide Web at scientificlearning.com/corporategovernance.

CODE OF ETHICS

The Company has adopted the Scientific Learning Corporation Policies on Business Ethics, which apply to all officers, directors and employees. The policies are available on our website at the address stated above. If the Company makes any substantive amendments to these Policies or grants any waiver from the Policies to any executive officer or director, the Company may disclose the nature of the amendment or waiver on its website.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

This Report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Audit Committee oversees the financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal and disclosure controls. In fulfilling its oversight responsibilities, the Audit Committee reviews the audited financial statements with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2004 with management. In addition, the Audit Committee discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees).

The Audit Committee has also received and reviewed the written disclosure letter from Ernst & Young LLP regarding the auditors' independence, as required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and has discussed the independence of Ernst & Young LLP with them.

Based upon this review and discussion, the Audit Committee has recommended to the Board of Directors that the Company's audited financial statements for the year ended December 31, 2004 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

From the members of the Audit Committee of Scientific Learning Corporation.

Edward Vermont Blanchard, Jr., Chair
Ajit M. Dalvi
Carleton A. Holstrom

PROPOSAL 2

APPROVAL OF 1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN, AS AMENDED

In May 1999, the Board adopted and the stockholders approved the Company's 1999 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). In October 2002, the Board amended the Directors' Plan, subject to stockholder approval, to comply with applicable California securities laws. In February 2003, the Board amended the Directors' Plan to (i) increase the number of shares of Common Stock authorized for issuance from 75,000 shares to a total of 150,000 shares; (ii) provide that the annual grant of an option to purchase 5,000 shares be provided to each non-employee director on the same date regardless of when such non-employee director joined the Board; and (iii) change the criteria for eligibility under the Directors' Plan so that additional directors were eligible to receive options. In May 2003, the shareholders approved these changes. In March 2005, the Board, subject to stockholder approval, amended the Directors' Plan to increase the number of shares of Common Stock authorized for issuance by 100,000 shares, from 150,000 shares to a total of 250,000 shares.

As of March 1, 2005, options (net of canceled or expired options) covering an aggregate of 125,000 shares of the Company's Common Stock had been granted and were outstanding under the Directors' Plan. If the share reserve had not been increased, only 25,000 shares of Common Stock (plus any shares that might in the future be returned to the Directors' Plan as a result of cancellations or expiration of options) would be available for future grant. Including the March 2005 increase in the share reserve, subject to stockholder approval, 125,000 shares of Common Stock will be available for future grant.

As of March 1, 2005, the exercise prices under the Directors' Plan ranged from $1.32 to $10.875, with an average exercise price of $4.88. The expiration dates of the options then outstanding ranged from July 11, 2005 through July 28, 2009. At March 1, 2005, the market value of the Company's common stock was $6.00 per share, measured by the closing sale price on the Nasdaq National Market on that date.

Stockholders are requested in this Proposal 2 to approve the Directors' Plan, as amended.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

THE ESSENTIAL FEATURES OF THE DIRECTORS' PLAN ARE OUTLINED BELOW:

General

The Directors' Plan provides for the automatic grant of nonstatutory stock options. Options granted under the Directors' Plan are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of nonstatutory stock options.

Purpose

The Board adopted the Directors' Plan to provide a means by which non-employee directors of the Company may be given an opportunity to purchase stock in the Company, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of the Company. Seven of the current members of the Board are eligible to participate in the Directors' Plan.

Administration

The Board administers the Directors' Plan. The Board has the power to construe and interpret the Directors' Plan but not to determine the persons to whom or the dates on which options will be granted, the number of shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price or the type of consideration that may be used to exercise options.

The Board has the power to delegate administration of the Directors' Plan to a committee composed of not fewer than two members of the Board, but the Board has not exercised that power. As used herein with respect to the Directors' Plan, the "Board" refers to any committee the Board appoints as well as to the Board itself.

Stock Subject to the Directors' Plan

Subject to stockholder approval of this Proposal, 250,000 shares of Common Stock are reserved for issuance under the Directors' Plan. If options granted under the Directors' Plan expire or otherwise terminate without being exercised, the shares of Common Stock not acquired pursuant to such options again become available for issuance under the Directors' Plan.

Eligibility

The Directors' Plan provides that options may be granted only to non-employee directors of the Company. A "non-employee director" is defined in the Directors' Plan as a director of the Company who is not otherwise an employee of the Company or any affiliate, or a holder or representative of the holder of 10% or more of the Company's capital stock.

Terms of Options

The following is a description of the terms of options under the Directors' Plan.

Automatic Grants. Upon first being elected or appointed to the Board, a new member of the Board who is a non-employee director is granted an option to purchase 5,000 shares of the Company's Common Stock. In addition, on each anniversary of the Company's initial public offering, each eligible non-employee director is granted an option to purchase 5,000 shares of the Company's Common Stock.

Exercise Price; Payment. The exercise price of options is 100% of the fair market value of the stock subject to the option on the date of the grant.

The exercise price of options granted under the Directors' Plan must be paid in cash at the time the option is exercised or (i) by delivery of other Common Stock of the Company, (ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board or (iii) by a combination of the preceding methods.

Option Exercise. Options granted under the Directors' Plan are fully vested and exercisable at the time of grant.

Term. The term of options under the Directors' Plan is five years. Options under the Directors' Plan terminate 12 months after termination of the optionholder's service unless the optionholder dies before the optionholder's service has terminated, in which case the option may be exercised within 18 months of the optionholder's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution. An optionholder may designate a beneficiary who may exercise the option following the optionholder's death.

Other Provisions. The option agreement may contain such other terms, provisions and conditions not inconsistent with the Directors' Plan as determined by the Board.

Restrictions on Transfer

During the lifetime of the optionholder, an option may be exercised only by the optionholder. The participant may not transfer options other than by will or by the laws of descent and distribution.

Adjustment Provisions

Transactions not involving receipt of consideration by the Company, such as a merger, consolidation, reorganization, stock dividend or stock split, may change the class and number of shares of Common Stock subject to the Directors' Plan and outstanding options. In that event, the Directors' Plan will be appropriately adjusted as to the class and the maximum number of shares of Common Stock subject to the Directors' Plan, and outstanding options will be adjusted as to the class, number of shares and price per share of Common Stock subject to such options.

Effect of Certain Corporate Events

In the event of a dissolution, liquidation, sale of all or substantially all of the assets of the Company, or specified type of merger of the Company, then, as determined by the Board in its sole discretion; (i) the surviving corporation may assume any options outstanding under the Directors' Plan or substitute similar options; or (ii) if the surviving corporation refuses to assume such options or substitute similar options, such options shall be terminated if not exercised prior to such event.

Duration, Amendment and Termination

The Board may suspend or terminate the Directors' Plan at any time. Unless sooner terminated, the Directors' Plan terminates May 16, 2009. The Board may amend the Directors' Plan at any time. Any amendment of the Directors' Plan must be approved by the stockholders if such approval is necessary for the Directors' Plan to satisfy applicable laws and regulations, including a change in who is eligible to participate in the Directors' Plan or an increase in the number of shares available for awards under the Directors' Plan. Rights granted before amendment or termination of the Directors' Plan will not be altered or impaired by any amendment, suspension or termination of such plan without consent of the person to whom such rights were granted.

Federal Income Tax Information

Options under the Directors' Plan are intended to be nonstatutory stock options, which generally have the following federal income tax consequences:

There are no tax consequences to the optionholder or the Company by reason of the grant of the option. Upon exercise of the option, the optionholder normally will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the exercise date over the option exercise price. Subject to the requirement of reasonableness, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionholder.

Upon disposition of the stock, the optionholder will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition of the stock. Such capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

STOCK AWARDS UNDER THE PLANS TO SPECIFIED PERSONS AND GROUPS:

The following table shows the number of shares to be subject to stock options to be granted to specified persons and groups under the Directors' Plan.

NEW PLAN BENEFITS

Name of Person or Group	No. of Shares to be subject to Stock Options to be granted under the Directors' Plan
Robert C. Bowen Chairman of the Board and Chief Executive Officer	-0-
Glenn G. Chapin Vice President, Education Sales	-0-
Jane A. Freeman Sr. Vice President, Chief Financial Officer and Treasurer	-0-
Linda L. Carloni Vice President, General Counsel and Secretary	-0-
William M. Jenkins Sr. Vice President, Product Development	-0-

All current executive officers as a group	-0-
All current directors who are not executive officers as a group	30,000 (1)
All employees other than executive officers, as a group	-0-

(1) Represents the number of shares granted to continuing eligible directors in one year. Each continuing non-employee director is eligible to receive an option to purchase 5,000 shares each year, on July 22. In addition, each new non-employee director receives a grant for an option to purchase 5,000 shares upon joining the Company, which is not included in this table.

The following table shows the number of shares subject to stock options previously granted (net of cancellations) to specified persons and groups under the Directors' Plan, at March 1, 2005.

Name of Person or Group (1)	No. of Shares Subject to Stock Options Already Granted under the Directors' Plan
Edward Vermont Blanchard, Jr. Director	15,000
Ajit M. Dalvi Director	30,000
Carleton A. Holstrom Director	25,000
Joseph B. Martin Director	30,000
Michael M. Merzenich Director	10,000
David W. Smith Director	5,000
Paula A. Tallal Director	10,000
All current directors who are not executive officers as a group	125,000

(1) No officers, employees or associates of directors or of nominees for director or officers of the Company have been granted any options under the Directors' Plan.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young, LLP ("Ernst & Young") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2005 and the Board of Directors has directed that management submit the selection of the firm for ratification by the stockholders at the Annual Meeting. Ernst & Young has audited the Company's financial statements since its inception in 1996. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young as the Company's independent registered public accounting firm is not required by the Company's Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain the firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accountants at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for the fiscal years ended December 31, 2004 and 2003 by Ernst & Young.

	Fiscal Year Ended	
	2004	2003
Audit Fees (annual audit, reviews of quarterly financial statements, reviews of SEC filings; for 2004, includes $387,000 for restatement)	$862,900	$140,000
Audit-related Fees (consultations on accounting matters, internal controls and compliance with accounting and reporting standards)	6,500	19,000
Tax Fees (preparation of federal, state and local returns, consultations with respect to tax planning and compliance issues)	1,800	29,000
All Other Fees (E&Y online services)	5,000	0
Total Fees	$876,230	$188,000

All fees described above were approved by the Audit Committee prior to engagement of the auditor to perform the service. None of the services provided above were pre-approved pursuant to the "de minimis exception" to the requirements of pre-approval for permitted non-audit services, set forth in Rule 2-01 of SEC Regulation S-X.

Pre-Approval Policies and Procedures

The Audit Committee or the Chair of the Committee, who has been delegated the authority to do so, pre-approves the audit and non-audit services rendered by Ernst & Young. If the Chair of the Committee pre-approves fees, that pre-approval is reported to the full Committee at its next meeting. Generally, the Committee pre-approves particular services in the defined categories of audit services, audit-related services, tax services and other non-audit services, specifying the maximum fee payable with respect to that service. Pre-approval may be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young is compatible with maintaining the auditor's independence.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's Common Stock as of March 1, 2005 by: (i) each director and nominee for director; (ii) each executive officer named in the Summary Compensation Table below ("Named Executive Officer"); (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

	Shares Beneficially Owned (1)	
Beneficial Owner	**Number**	**Percent**
Warburg, Pincus Ventures, LP (2) 466 Lexington Avenue New York, NY 10017	9,036,638	50.1%
Robert C. Bowen (3)	901,540	5.4%
Edward Vermont Blanchard, Jr. (4)	166,507	1.0%
Ajit M. Dalvi (5)	30,000	*
Carleton A. Holstrom (6)	303,771	1.8%
Dr. Joseph B. Martin (7)	42,882	*
Dr. Michael M. Merzenich (8)	520,215	3.1%
Rodman W. Moorhead III (2)(9)	9,036,638	50.1%
David W. Smith (10)	6,544	*
Dr. Paula A. Tallal (11)	596,320	3.6%
Glenn G. Chapin (12)	110,321	*
Jane A. Freeman (13)	186,774	1.1%
Linda L. Carloni (14)	99,037	*
Dr. William M. Jenkins (15)	332,906	2.0%
All directors and executive officers as a group (17 persons) (16)	12,834,836	68.2%

* Less than one percent

(1) This table is based upon information supplied by officers, directors and principal stockholders, and Schedules 13D and G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 16,663,481 shares outstanding on March 1, 2005, adjusted as required by rules promulgated by the SEC.

(2) Includes 7,661,638 shares owned and 1,375,000 shares issuable upon the exercise of immediately exercisable warrants issued in March 2001. The stockholder is Warburg, Pincus Ventures, L.P. ("WPV"). Warburg Pincus & Co. ("WP") is the sole general partner of WPV. WPV is managed by Warburg Pincus LLC ("WP LLC"). Mr. Moorhead, a director of the Company, is a managing director and member of WP LLC and a general partner of WP. Mr. Moorhead may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by WPV.

(3) Includes 807,790 shares owned by Mr. Bowen and 93,750 shares subject to stock options that are or will be exercisable by April 29, 2005. Certain of Mr. Bowen's options have vesting that accelerates on the achievement of certain stock price targets, none of which have yet been met. These options are not included in this table. See *Employment Agreement* below.

(4) Includes 133,507 shares held by Mr. Blanchard, 3,000 shares held by his children and 15,000 shares held by the Edward V. Blanchard Insurance Trust UAD 12/20/93, of which Mr. Blanchard's children are beneficiaries. Also includes 15,000 shares subject to exercisable stock options.

(5) Includes 30,000 shares subject to exercisable stock options.

(6) Includes 109,456 shares held directly by Mr. Holstrom and 154,315 shares held by the Holstrom Family Partnership. Also includes 15,000 shares held by the Edward V. Blanchard Insurance Trust UAD 12/20/93, of which Mr. Holstrom is a trustee. Mr. Holstrom disclaims beneficial ownership of the securities held in this trust. Includes 25,000 shares subject to exercisable stock options.

(7) Includes 10,882 shares held by the Martin Living Trust and 2000 shares held by the Martin Family Trust, Community Property. Dr. Martin is a trustee of both trusts. Also includes 30,000 shares subject to exercisable stock options.

(8) Includes 66,353 shares held directly, 91,313 shares held by the Merzenich Charitable Remainder Trust, 352,549 shares held by the Merzenich Family Trust and 10,000 shares subject to exercisable stock options.

(9) All shares indicated as owned by Mr. Moorhead are included because of his affiliation with the Warburg Pincus entities. Mr. Moorhead disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. See Note 2 above.

(10) Includes 5,000 shares subject to exercisable stock options.

(11) Includes 452,987 shares held directly by Dr. Tallal, 133,333 shares held by the Colleen Osburn Trust, for which Dr. Tallal serves as trustee, and 10,000 shares subject to exercisable stock options. Dr. Tallal disclaims beneficial ownership of the shares held by the trust within the meaning of Rule 13d-3 under the Exchange Act.

(12) Includes 20,530 shares held by Mr. Chapin and 89,791 shares subject to stock options that are or will be exercisable as of April 29, 2005.

(13) Includes 25,109 shares held by Ms. Freeman and 161,665 shares subject to exercisable stock options that are or will be exercisable as of April 29, 2005.

(14) Includes 6,747 shares held by Ms. Carloni and 92,290 shares subject to stock options that are or will be exercisable as of April 29, 2005.

(15) Includes 279,995 shares held by Dr. Jenkins, 620 shares held by Dr. Jenkins' minor child and 52,291 shares subject to stock options that are or will be exercisable as of April 29, 2005.

(16) Includes the information in notes (1) through (15), as applicable. Also includes for other executive officers included in the group: 360,597 shares held by such officers, 1600 shares held by an officer's minor children, and 154,184 shares subject to stock options that are or will be exercisable by April 29, 2005.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 2004, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that one report, covering a sale of 2,000 shares by Dr. Merzenich on May 26, 2004, was filed one day late.

EXECUTIVE COMPENSATION

Compensation of Directors

Each non-employee director of the Company who is not a representative of a major stockholder receives annual compensation plus meeting fees. The annual compensation is $10,000 paid, at the individual director's direction, either in cash or in shares of Common Stock of the Company issued pursuant to the Company's 1999 Equity Incentive Plan, as amended. If the director elects to receive stock, the number of shares is determined by dividing $10,000 by the fair market value of the Common Stock on the date of the award. Upon joining the Board, a new director receives a pro-rated portion of that year's annual compensation. The meeting fees are $1000 for each regular Board meeting attended in person and $500 for each regular Board meeting attended by telephone, for each special Board meeting attended, and for each committee meeting attended. These meeting fees may be paid, at the individual director's option, in cash or in shares of common stock. If meeting fees are paid in stock, they are paid in July for the preceding August through July period, and the number of shares is determined by dividing the cash amount of the meeting fees by the average Common Stock price at the regular meeting dates over that period. In the fiscal year ended December 31, 2004, fees paid to directors totaled $58,000 and 10,797 shares of Common Stock.

Members of the Board are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Company policy.

Each non-employee director who is not a representative of a major stockholder of the Company also receives nonstatutory stock option grants under the Directors' Plan. The terms of options granted under the Directors' Plan are described under Proposal 2 above.

During the last fiscal year, on July 22, 2004, the Company granted options under the Directors' Plan to directors Blanchard, Dalvi, Holstrom, Martin, Merzenich and Tallal for 5,000 shares each, at an exercise price per share of $6.77. Mr. Smith was granted his initial option under the Directors' Plan on July 29, 2004, for 5,000 shares at an exercise price of $6.35 per share. The exercise price of each option was equal to the fair market value of such Common Stock as of the date of grant (calculated under the plan as the closing sales price reported for the day prior to the date of grant). As of March 1, 2005, no options had been exercised under the Directors' Plan.

Dr. Tallal also serves as a consultant to the Company and was paid $72,000 in consulting fees for 2004.

EXECUTIVE OFFICERS

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2002, 2003 and 2004, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and the four other most highly paid executive officers of the Company at December 31, 2004 ("Named Executive Officers"):

	Annual Compensation (1)			Long-Term Compensation Awards	
Name and Principal Position	**Year**	**Salary($)**	**Bonus($)**	**Securities Underlying Options (2)(#)**	**All Other Compensation ($)**
Robert L. Bowen (3)	2004	$275,000	$137,500	—	—
Chairman of the Board and	2003	$275,000	$130,630	—	—
Chief Executive Officer	2002	158,477	80,000	1,773,190	—
Glenn G. Chapin	2004	200,000	104,333	20,000	—
Vice President, Education	2003	192,500	84,690	25,000	—
Sales	2002	170,000	93,870	20,000	—
Jane A. Freeman (4)	2004	208,564	87,640	50,000	—
Senior Vice President, Chief	2003	190,000	72,150	30,000	—
Financial Officer and Treasurer	2002	190,000	37,671	30,000	—
Linda L. Carloni	2004	185,994	58,844	20,000	—
Vice President, General	2003	180,000	57,380	25,000	—
Counsel and Secretary	2002	180,000	35,689	7,500	—
William M. Jenkins	2004	181,756	60,904	20,000	—
Sr. Vice President, Product	2003	175,000	49,880	25,000	—
Development	2002	175,000	34,679	7,500	—

(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers that are available generally to all salaried employees and various perquisites and other personal benefits received by the Named Executive Officers which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

(2) Except certain options granted to Mr. Bowen, all option grants in this table were under the 1999 Equity Incentive Plan and have a term of 10 years. The option grants listed in the table above for 2003 and 2004 vest as to 1/48th of the total shares on a monthly basis from the date of grant. The option grants listed in the table above for 2002 (other than to Mr. Bowen) vested 50% six months after grant and the other 50% in equal monthly installments over the next six months. The exercise price per share of each such option was equal to the fair market value of the Common Stock as determined by the board of directors on the date of grant. See "Employment Agreement" for a discussion of options granted to Mr. Bowen.

(3) Mr. Bowen joined the Company in June 2002 to serve as the Company's Chief Executive Officer and Chairman of the Board.

(4) Ms. Freeman was promoted to Senior Vice President in January 2004.

Stock Option Grants and Exercises

The Company has granted options to its executive officers under its 1999 Equity Incentive Plan (the "Incentive Plan") and under the 2002 CEO Plan (the "CEO Plan"). As of March 1, 2005, options to purchase a total of 2,965,539 shares were outstanding under the Incentive Plan and options to purchase 950,032 shares remained available for grant thereunder. As of March 1, 2005, there were no options outstanding under the CEO Plan and options to purchase 47,398 shares remained available for grant thereunder. In the event of specified changes in control, all outstanding options under these plans either will be assumed or substituted for by any surviving entity or, if the surviving entity determines not to assume or substitute for these awards, the vesting of these stock awards will be accelerated and these stock awards will be terminated upon the change in control if not previously exercised. In the event of an acquisition of securities representing at least 50% of our combined voting power, the vesting of stock awards will be accelerated immediately upon the occurrence of this event. The acceleration of purchase rights in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

The following tables show, for the fiscal year ended December 31, 2004, certain information regarding options granted to, exercised by, and held at year-end by, the Named Executive Officers:

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (4)	
Name	Number of Securities Underlying Options Granted (#) (1)	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise Or Base Price ($/Sh) (3)	Expira-tion Date	5% ($)	10% ($)
Mr. Bowen	—	—	—	—	—	—
Mr. Chapin	20,000	3.9	5.64	1/26/2014	$70,939	$179,774
Ms. Freeman	50,000	9.7	5.64	1/26/2014	$177,348	$449,435
Ms. Carloni	20,000	3.9	5.64	1/26/2014	$70,939	$179,774
Dr. Jenkins	20,000	3.9	5.64	1/26/2014	$70,939	$179,774

(1) The options described above were granted under our Incentive Plan and have a term of ten years, subject to earlier termination upon termination of employment. For the vesting of such options, see note 2 to the Summary Compensation Table.

(2) Based on an aggregate of 517,497 shares subject to options granted to our employees in 2004, including the Named Executive Officers.

(3) The exercise price per share of the options was equal to the fair market value of the common stock on the date of grant, determined under the Incentive Plan.

(4) The potential realizable value is based on the term of the option at its time of grant, in this case, ten years. The potential realizable value is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with SEC rules, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the

Company's common stock and no gain to the optionee is possible unless the stock price increases over the option term.

The following table sets forth for each of the Named Executive Officers the number of shares received upon exercise of options during 2004, the aggregate dollar value realized upon such exercise, and the number and value of securities underlying unexercised options held by such Named Executive Officer at December 31, 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND FY-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)(2)	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004 (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Mr. Bowen	350,000	$1,249,500	62,500	937,500	284,375	4,265,625
Mr. Chapin	—	—	83,957	31,043	251,380	64,420
Ms. Freeman	—	—	150,833	64,167	359,000	116,400
Ms. Carloni	—	—	88,541	28,959	80,215	59,335
Dr. Jenkins	—	—	48,541	28,959	80,215	59,335

(1) Based on the difference between the exercise price and the fair market value of the common stock at close of market on December 31, 2004, which was $5.94.

(2) In accordance with the rules of the SEC, the calculation is based on the difference between the exercise price and the fair market value of the common stock at exercise. Actual value realized, if any, is dependent on when the shares obtained on exercise of the option are sold.

Employment Agreement

On May 31, 2002, the Company entered into an Executive Employment Agreement with Mr. Bowen (the "Bowen Agreement") relating to his employment with the Company as its Chief Executive Officer. The key terms and conditions of this agreement are as follows:

Salary. The Bowen Agreement provides for payment of an annualized base salary of $275,000 (the "Base Salary"), subject to standard payroll and withholding deductions. Effective April 1, 2005, Mr. Bowen's salary has been increased to $300,000. See Report of the Compensation Committee, below.

Bonus. The Bowen Agreement originally provided that for each of 2002 and 2003, assuming Mr. Bowen was acting as CEO at the end of the applicable year, Mr. Bowen was eligible for a bonus as follows: (i) 25% of the Base Salary for meeting minimum goals as established in writing by the Board; (ii) an additional 25% of the Base Salary for exceeding those goals by an amount defined by the Compensation Committee ("the Business Plan"); and (iii) up to an additional 50% of the Base Salary, with no minimum, as determined by the Board. The Bowen Agreement originally provided further that for 2004 and thereafter, Mr. Bowen would be eligible for a bonus as follows: (x) 50% of the Base Salary for meeting the Business Plan, (y) an additional 25% of the Base Salary for exceeding, by an amount defined by the Compensation Committee, the Business Plan; and (z) up to an additional 25% of the Base Salary, with no minimum, as determined by the Board. For 2003 and future years, the Board and Mr. Bowen have amended the Bowen Agreement so that Mr. Bowen's bonus is not based on the Bowen Agreement, but is determined under the Management Incentive Plan for the applicable year that also covers a broad group of the Company's management.

Equity Compensation. Pursuant to the Bowen Agreement, the following options were granted to Mr. Bowen on June 4, 2002: (i) a nonstatutory stock option under the Incentive Plan to purchase 750,000 shares of the Company's Common Stock at $1.39 per share (the "Performance Option"). This option vests in full on June 4, 2008, subject to acceleration as to one-quarter of the shares if the Company's stock trades for 10 consecutive market trading days above $7.50. This option vests as to an additional one-quarter of the shares if the Company's stock

Proxy Statement

trades for 10 consecutive market trading days above each of $10.00, $15.00 and $20.00; (ii) a nonstatutory stock option under the Incentive Plan to purchase 100,000 shares of the Company's Common Stock at $1.39 per share, which was fully vested on the date of grant; (iii) a nonstatutory stock option under the CEO Plan to purchase 423,190 shares of the Company's Common Stock at $1.1815 per share, which was fully vested on the date of grant; and (iv) a nonstatutory stock option under the Incentive Plan to purchase 500,000 shares of the Company's Common Stock at $1.39 per share. One-quarter of the shares subject to this option vested on June 4, 2003 and the remaining shares vest monthly thereafter over the next 36 months.

Effect of a Change of Control. For purposes of the Bowen Agreement, a Change of Control is generally defined as (i) the approval of a plan of complete dissolution or liquidation, or (ii) subject to certain exclusions and limitations, any transaction as a result of which Warburg Pincus L.P., together with its affiliates, holds a smaller percentage of the outstanding voting power of the Company than any other investor. Upon a Change of Control, assuming Mr. Bowen's employment with the Company has not earlier terminated, all shares underlying options granted to Mr. Bowen shall be exercisable in full, with the exception of unvested shares underlying the Performance Option; *provided, however*, that in connection with a Change of Control in which the consideration per share paid to holders of the Company's Common Stock exceeds one or more of the vesting price targets, shares underlying the Performance Option will be exercisable as if such vesting price targets were met, without regard to the consecutive market trading day requirement. The acceleration of purchase rights in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Termination. If Mr. Bowen is terminated without cause (as defined in the Bowen Agreement) prior to May 31, 2008, Mr. Bowen shall receive severance benefits in the amount of the lesser of (i) two times Mr. Bowen's annual base salary or (ii) the base salary Mr. Bowen would have earned had he continued his employment until May 31, 2008. If Mr. Bowen is terminated for cause (as defined in the Bowen Agreement), Mr. Bowen will be entitled to no severance benefits under the Bowen Agreement.

Non-interference. While employed by the Company and for two years thereafter, Mr. Bowen agrees not to (i) solicit or otherwise cause any employee of the Company to terminate employment with the Company in order to become affiliated with a competitor of the Company or (ii) solicit the business of any customer of the Company that was, within a year of Mr. Bowen's termination, listed on the Company's customer list.

Equity Compensation Plan Information

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	3,098,012	$4.31	1,020,642

(1) All of the Company's equity compensation plans have been approved by the stockholders.
(2) This figure does not include the proposed 100,000 share reserve increase under the Directors' Plan, which is the subject of Proposal 2 and was approved by the Board of Directors in March 2005. If the stockholders approve Proposal 2 and the share reserve increases were included in this figure, the number of securities remaining available for issuance under equity compensation plans would increase to 1,120,642.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

This Report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Compensation Committee is responsible for overseeing the Company's overall compensation policies and programs on behalf of the Board. As part of its duties, the Compensation Committee is responsible for determining the compensation of the Company's executive officers. The Compensation Committee also administers and grants awards under the Company's 1999 Equity Incentive Plan and makes recommendations to the Board with respect to modifications in the Company's equity plans, compensation of the Board of Directors, and other compensation matters.

Compensation Philosophy and General Principles

The goals of the Company's executive compensation program are to structure compensation to focus executives on the Company' s most important strategic and operating objectives; to align compensation with personal and corporate performance; and to provide appropriate levels of risk and reward. The Committee seeks to link rewards to measurable corporate performance and to objective and subjective measures of individual performance. The Committee's performance measures are designed to further the Company's annual operating and long-term strategic plans and to incent management to build long-term stockholder value, while avoiding undue emphasis on short-term market value. Key elements of this philosophy are as follows:

- To ascertain that it is paying its executives competitively, the Company compares its executive compensation to software companies with comparable revenue as well as with other educational technology companies. We use a national geography for comparison, with an emphasis on the San Francisco Bay Area. The Company compares its compensation with other software as well as educational technology companies (some of which are included in the Company's stock price performance peer group), because the Company competes with both for talent and in order to include a comparison group with companies of similar size. (Most public educational technology companies are considerably larger than the Company.) The Committee also evaluates executive compensation for internal pay equity.

- The Committee periodically retains independent consultants, engaged by and reporting directly to the Committee, to evaluate its compensation practices, and also uses commercially available independent compensation surveys.

- The Committee believes that perquisites should not be a significant component of compensation, and as result, the Company's executive perquisites are minimal.

- The Company's executives are eligible for the same retirement plan as is offered to all employees, which is a 401(k) plan that presently does not include a Company match. The Company does not provide any other retirement or deferred compensation arrangements for its executives.

- The Company provides short-term incentives to its executive officers and other management employees through the use of annual cash bonuses. Cash bonuses are awarded based on the achievement of Company financial objectives, individual performance objectives structured to further the Company's strategic and operating goals, and the individual's overall contribution to the business.

- The Company's executive base salaries are generally slightly lower than median levels of its comparative group. The Company's performance-based cash incentives are generally at or slightly above the median levels of its comparative group, with the result that total cash compensation is positioned at approximately median levels for its comparative group, for performance that achieves the Board's expectations. Officers have the potential for higher than median cash compensation when performance exceeds targeted levels.

- The Company provides long-term incentives through the use of equity awards targeted at the median comparative levels to motivate executives over the long term to respond to the Company's business challenges and opportunities as owners and not just as employees and to reward them for building shareholder value. Historically, the Company has used stock options as its primary long-term equity vehicle, but intends to explore alternatives during 2005.

- To further align the executive officers' interests with those of the Company's stockholders, the Committee structured the equity arrangements for the Company's CEO to encourage him to hold a meaningful position in the Company's stock and is exploring methods to encourage greater stock ownership by the other executive officers.

- When evaluating any particular element of compensation, the Committee does not consider that element in isolation but rather takes into account all components of compensation to arrive at an appropriate total package.

Executive Compensation – 2004 and Decisions for 2005

Process. The Committee's current practice is to conduct a comprehensive review of officer compensation at its first regular meeting of each year, in conjunction with the full Board's evaluation of the CEO's performance for the year. As part of the process, the CEO provides the Committee with his evaluations of and compensation recommendations for the other executive officers.

In 2005, the Committee retained an independent consulting firm, Compensia, to assist it in evaluating officer compensation. The primary purposes of Compensia's engagement were to confirm that the Company's executive compensation practices were reasonable generally and relative to those of appropriate comparative peer groups and were properly structured to implement the Company's compensation philosophy. In the course of its review for 2005, among other things, the Committee analyzed, for each executive, the total compensation and benefits provided to that executive (or that could become payable under various hypothetical scenarios, such as significant stock price increases and termination of employment), compensation data provided by the Committee's consultant for comparative peer groups identified by the consultant, and an analysis of internal pay equity, which compared the Chief Executive Officer's total cash compensation to that of the other members of the executive leadership team and the Company's employees.

Base Salary. The Committee annually reviews the executive officers' base salaries. When reviewing base salaries, the Committee considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge, and competitive pay practices. In 2005, the Company's consultant assisted in this review.

In 2004, the Committee raised the base salaries of most of its executive officers by an average of 4%, effective April 1, 2004. Prior to this increase, continuing officer base salaries had not changed since January 2001, other than individual increases to two officers, one in mid-2001 and one in 2003. In 2005, the Committee increased the base salaries of its executive officers in amounts ranging from 4% to 9%. The larger percentage adjustments reflected both merit increases recognizing individual performance and market adjustment increases to bring the salaries into better alignment with competitive salary levels.

Cash Incentive Compensation. In January 2004, the Committee approved the 2004 Management Incentive Plan. The Plan provided for cash bonuses upon the achievement of specified Company and individual goals. Individual goals were generally both qualitative and quantitative, so that the Committee's determination of individual goal achievement generally involves both subjective judgment and objective measurements. For 2004, the Company goals were booked sales and operating profit. Bonus potential was allocated 40% to the booked sales goal, 30% to the operating profit goal and 30% to individual performance. At 100% goal achievement, officers were eligible to receive a bonus of between 30% and 50% of base salary. If the hurdle level for a given goal was reached, 50% of the target bonus for that goal was earned and if the maximum over-achievement level for the goal was reached, 200% of that goal's target bonus became payable. The hurdle, target and maximum overachievement levels for the Company goals were:

	Hurdle Level (Minimum for Payment of Bonus)	Target Level (100% Goal Achievement)	Max. Overachievement Level
Operating income	$2.4 million	$3.4 million	$5.0 million
Booked sales	$37 million	$40 million	$43 million
Individual performance	80%	100%	200%

In December 2004, after extensive discussions with its registered independent public accounting firm, the Company determined to change its method of revenue recognition for certain historical transactions and as a result restated its financial statements for the period from 2000 through June 30, 2004. This change in revenue recognition method and the costs of the restatement significantly decreased the Company's income from the levels that would have been achieved absent this change. As reported, the Company achieved $37.3 million in booked sales and had an operating loss of $700,000. With no adjustment, this would have resulted in a bonus payout of 52% of bonus potential, assuming 100% individual goal achievement.

The Committee has discretion under the Plan to pay awards to reflect achievement even if specific goals are not met. The Committee viewed the Company's overall results for 2004 as very positive, and determined that measuring against the goals set at the beginning of the year did not adequately reflect the Company's performance during the year. Using the discretion authorized by the Plan and exercising its business judgment, the Committee determined to take into account additional factors in determining bonuses. These additional factors included:

- Cash flow from operating activities less investing activities of $5.7 million, a 58% improvement over 2003;
- Booked sales over $37 million, more than 20% higher than 2003;
- The $10 million contract with the School District of Philadelphia (of which, under generally accepted accounting principles, because of certain rights of cancellation, only $6.0 million was booked as sales for 2004);
- The Company's sales growth compared to growth in the education industry generally, which was 4% to 5%;
- The impact of the restatement in requiring a longer revenue recognition period, which resulted in 2004 revenue and operating profit being significantly lower than they would have been under the previous revenue recognition practices; and
- Unusual expenses associated with the restatement.

In light of all of these factors, the Committee determined that bonuses should be paid at approximately the target level with respect to the corporate performance factors.

To implement this judgment, the Committee determined that, for purposes of the bonus payments, booked sales achievement would include the full value (including the un-booked portion) of the Philadelphia contract. This resulted in a payment of approximately 160% of the booked sales bonus potential. No bonus based on operating income was paid. The Committee assessed individual performance separately for each officer. The total bonus payment to executive officers averaged 102% of bonus potential at target. The payment under the 2004 Management Incentive Plan to each Named Executive Officer is included in the Summary Compensation Table below.

The Committee approved a similar Management Incentive Plan for 2005. The bonus potential percentages remain the same as in 2004. The Company goals for 2005 are booked sales and adjusted cash flow, with the following hurdle, target and maximum levels:

	Hurdle Level (Minimum for Payment of Bonus)	**Target Level (100% Goal Achievement)**	**Max. Overachievement Level**
Adjusted cash flow	$5.4 million	$7.4 million	$8.5 million
Booked sales	$45.0 million	$48.7 million	$52.5 million

Long-Term Equity Incentives. The Company has historically granted stock options to executive officers when the executive first joins the Company, on a periodic basis to provide additional long-term incentives, and in connection with a significant change in responsibilities. The number of shares covered by each stock option is based upon anticipated future contributions, past performance, levels of responsibility, prior experience, breadth of knowledge and competitive option practices, as well as the current equity position of the executive.

In January 2004 and March 2005, the Committee evaluated the level of outstanding equity incentives for its executive officers. The March 2005 review included competitive data and recommendations provided by its consultant. The Committee determined that it was appropriate to grant additional stock options to its officers. In 2004, the Committee granted options for a total of 195,000 shares to all officers (except Mr. Bowen, who was not granted an option in 2004). In 2005, the Committee granted options for a total of 280,000 shares to all officers (including Mr. Bowen). All of these options vest in monthly installments over four years. Because the options were granted at the fair market value of the underlying stock on the date of grant, the options only have value for the executives if the stock price appreciates after the grant. In both 2004 and 2005, options granted to executive officers equaled approximately 1% of then-outstanding shares.

Chief Executive Officer Compensation

In March 2005, the Committee reviewed all forms of Mr. Bowen's compensation, including base salary, cash bonus potential, stock ownership, stock options and the potential change of control and severance benefits under Mr. Bowen's Employment Agreement, which is discussed in detailed under the heading *Employment Agreement* above. This review took into account the performance of the Company under Mr. Bowen's leadership; Mr. Bowen's individual performance, experience and expertise; and pay practices in the Company's comparative groups.

Base Salary. Mr. Bowen's 2004 base salary was the salary originally set when Mr. Bowen joined the Company as its Chief Executive Officer in June 2002 and as a result, Mr. Bowen's base salary was significantly below the median comparative level. In light of the Company's significant growth, particularly in booked sales and cash flow, since Mr. Bowen joined the Company, the pay practices in the Company's comparative groups, Mr. Bowen's level of responsibility, his extensive prior experience in K-12 education and his breadth of knowledge, the Committee determined that Mr. Bowen's salary should be increased by 9%. The Committee set Mr. Bowen's base salary at $300,000, effective April 1, 2005.

Cash Incentive Compensation. Mr. Bowen's cash incentive compensation was paid under the 2004 Management Incentive Plan discussed above. Because of his level of responsibility, a greater proportion of Mr. Bowen's total potential cash compensation is incentive-based than is the case for most of the other executive officers. The assessment of Company performance was made as described above. The Committee determined that overall Mr. Bowen should be paid 100% of his target bonus, which equals 50% of his 2004 base salary, or $137,500.

Long-Term Equity Incentives. In 2002 when he joined the Company, Mr. Bowen and the Committee agreed that equity incentives would constitute a significant part of his compensation package. At that time, Mr. Bowen was granted options to purchase a total of 1,773,190 shares. Of these options, 423,190 shares, approximately 24%, were granted in a fully vested option with an exercise price at a 15% discount to then-current market and an exercise term of only one year. The Committee intended this option to encourage Mr. Bowen to promptly acquire a substantial ownership stake in the Company. Mr. Bowen was also granted an option to purchase 100,000 shares in a fully vested option and 500,000 shares in an option that vests over four years, both with an exercise price at then-current market and the Company's standard ten-year exercise term. Of these options, Mr. Bowen has exercised and holds 773,190 shares. Options for an additional 750,000 shares, 42% of the total options then granted, were granted with a vesting schedule that accelerates upon the achievement of certain target levels of market price for the Company's common stock. These target levels range from $7.50 to $20.00 per share, significantly in excess of the Company's per share price at the time Mr. Bowen was hired and still in excess of the Company's per share price on March 31, 2005, so that none of these options have yet vested. This option is intended to provide additional motivation for Mr. Bowen to substantially increase stockholder value and to make significant compensation conditioned on achieving such an increase. If the stock price targets are not met, the option will vest after seven years, if Mr. Bowen still then remains employed by the Company.

In the January 2005 comprehensive compensation review, the Committee granted Mr. Bowen an additional option for 50,000 shares. Like the options granted to the other executive officers at the time, this option vests in monthly installments over four years. Because it was granted at the fair market value of the underlying stock on the date of grant, the option only has value for Mr. Bowen if the stock price appreciates after the grant. The Committee granted this option after evaluating the Company's significant growth, particularly in booked sales and cash flow, since Mr. Bowen joined the Company, the pay practices in the Company's comparative groups, and the advice of its consultant.

Limitation on Deduction of Compensation Paid to Certain Executive Officers

Section 162(m) of the Code limits the Company to a deduction for federal income tax purposes of no more than $1.0 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1.0 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

The Compensation Committee believes that stock options granted under the Company's 1999 Equity Incentive Plan and Milestone Equity Incentive Plan with an exercise price at least equal to the fair market value of the Company's common stock on the date of grant shall be treated as "performance-based compensation." Provisions contained in these Plans, allow any compensation recognized by a Named Executive Officer as a result of the grant of such a stock option to be deductible by the Company.

From the members of the Compensation Committee of Scientific Learning Corporation.

Rodman W. Moorhead, III, Chair
Carleton A. Holstrom
David W. Smith

PERFORMANCE MEASUREMENT COMPARISON

The following chart compares the cumulative total stockholder return of Scientific Learning Common Stock for the five years ended December 31, 2004 with the cumulative total return during the same period of (i) the NASDAQ Composite Market Index and (ii) a Scientific Learning constructed peer group index. The companies in the peer group index were selected on the basis of similarity in nature of their business. At December 31, 2004, the peer group included Renaissance Learning Inc., Plato Learning, Inc., Princeton Review, Inc., Excelligence Learning and Scholastic Corporation, the same as at December 31, 2003.

Over the last five years, the peer group has changed from time to time because of acquisitions, changes in business, and other changes affecting peer group companies. This table shows these changes:

Members of Peer Group	Tenure in Peer Group
National Computer Systems, Inc.	Removed from peer group during 2000 upon its acquisition
Lightspan, Inc.	Added to peer group during 2000 upon its public offering, removed in 2003 upon its acquisition
Riverdeep	Added to peer group during 2000 upon its public offering, removed in 2002 because its stock was moved from the Nasdaq to the Irish Stock Exchange
Princeton Review	Added to peer group during 2001 upon its public offering
Excelligence	Added to peer group during 2001 upon its public offering
Harcourt General, Inc.	Removed from peer group during 2001 upon its acquisition
Student Advantage	Removed from peer group during 2002 when in the process of negotiating its sale
Smart Force	Removed from peer group during 2002 upon its acquisition
Sylvan Learning Systems, Inc.	Removed from the index during 2003 because it changed the nature of its business.

The comparison assumes $100 was invested on December 31, 1999 in Scientific Learning Common Stock and in each of the foregoing indices. It also assumes reinvestment of dividends. The stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.



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COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, the Company's Compensation Committee consists of Mr. Holstrom, Mr. Moorhead and Mr. Smith. None of the members of the Compensation Committee has been an officer or employee of the Company, except that Mr. Holstrom served as the Company's Chief Financial Officer from February 1996 to March 1997. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board of Directors or Compensation Committee. Mr. Moorhead is affiliated with Warburg Pincus and its related entities, which have engaged in a number of transactions with the Company. These transactions are described below, under "Certain Transactions."

CERTAIN TRANSACTIONS

Loan Guaranty Transactions Involving Warburg Pincus

In March 2001, the Company entered into a $15 million unsecured revolving line of credit with Fleet National Bank. WPV, Inc., an affiliate of Warburg, Pincus Ventures, the Company's largest stockholder, provided an unlimited guaranty for the facility. In consideration of the guaranty, the Company issued WPV a warrant to purchase 1,375,000 shares of the Company's common stock with an exercise price of $8.00, expiring March 9, 2008. The Company also agreed to reimburse WPV for any amounts it might be required to pay in satisfaction of the loan, granted WPV a security interest in substantially all of its assets, and amended the Company's Registration Rights Agreement to include shares issuable on exercise of the warrant as Registrable Securities. The estimated value of the warrants was $3.6 million as of the date of issuance. In March 2002, the Company agreed with the Bank and the Warburg affiliate to extend the term of the line of credit from October 2002 to June 2004.

In September 2003, the Company agreed to reduce the amount available under the Fleet line of credit because the Company did not believe that it had need of the full amount of the line during its limited remaining term. As a result of the reduction in the credit facility, WPV's guarantee obligation and its obligation to provide a standby letter of credit was reduced to $10,000,000. In January 2004, the Company terminated the Fleet line of credit and established a new line of credit with Comerica Bank.

The Comerica revolving credit facility was originally in the principal amount of $7,000,000 and is presently for $5,000,000 (subject to borrowing base limitations) for the remainder of the term, which has been extended through July 14, 2005. Until July 30, 2004, the line was partially secured by a letter of credit of $3 million to $4 million provided by WPV. The Company again agreed to reimburse WPV for any amounts drawn or other payments made by WPV under the letter of credit. The Company granted a security interest in all of its assets other than intellectual property, both to Comerica and to WPV; the security interest granted to WPV has terminated. The Company also agreed not to restrict its ability to grant a security interest on intellectual property.

Posit Science Corporation

In September 2003, we signed an agreement with Neuroscience Solutions Corporation, which has been re-named Posit Science Corporation ("PSC"), transferring technology to PSC for use in the health field. The transaction includes a license of the patents we own, a sublicense of the patents we license from others, the license of certain software we developed, and the transfer of assets related to certain research projects. All of the rights licensed to PSC are limited to the health field and most are exclusive in that field. We continue to use the licensed patents and technology in the fields of education and speech and language therapy, and retain all rights to our technology outside of the health field. We also agreed with PSC that we would license one another certain patents that may be issued in the future, on which royalties would be paid, and that we would provide PSC certain technology transfer, hosting and support services.

PSC is a start-up company located in San Francisco that plans to develop, market, and sell a series of software-based products for healthcare markets based on neuroplasticity research. PSC's first products are expected to focus on addressing issues that commonly arise as a result of aging. Dr. Michael M. Merzenich, who is a founder, director, significant stockholder and former officer of our company, is also a founder, director, significant shareholder and officer of PSC.

The terms of the transaction were determined through arms' length negotiations between PSC and us, in which Dr. Merzenich did not participate. We received an initial payment of $500,000 and will be entitled to a 2% to 4% royalty on future products of PSC that use the licensed technology. We were also issued 1,772,727 shares of Series A Preferred Stock in PSC. In 2004, we received $50,000 from PSC in payment of the minimum annual royalty. Because PSC is a start-up venture the shares of which are not actively traded, in our financial statements we have assigned a value of zero to the NSC shares we received.

University Licensing

Under our license with The Regents of the University of California, we are obligated to make payments to The Regents in exchange for a license to commercially develop and sell products that make use of rights under patent applications filed by Drs. Tallal, Merzenich, Jenkins and Miller, among others, and subsequently assigned to The Regents and Rutgers, the State University of New Jersey. Eleven US and three foreign patents issuing from these applications have been granted by the United States Patent and Trademark Office and additional foreign applications are pending. Drs. Tallal and Merzenich are members of our Board, and Drs. Jenkins and Miller are senior vice presidents with us. During 2004, we expensed an aggregate of approximately $830,000 for royalty payments under the license. In 2005, and for each year thereafter during the term of the license, the minimum royalty payment will be $150,000. Pursuant to the patent policies of The Regents and Rutgers, as well as understandings between inventors affiliated with each university, each university distributes to those inventors affiliated with the university, on an annual basis, a portion of the payments received from us. In 2004, the inventors received these payments from their universities in the following approximate amounts: Dr. Tallal, $78,590; Dr. Merzenich, $76,390; Dr. Jenkins, $54,499; and Dr. Miller, $26,197. The amount of any future university distributions to the inventors are indeterminable at this time because these figures are tied to our future performance;

however, we estimate that less than 1% of product sales during the term of the license will be payable by the universities to each inventor. We negotiated the license on an arm's length basis, without involvement by the inventors.

Officer Loans

In April 2001, the Company made loans in an aggregate principal amount of $3,114,383 to Dr. Miller and to Ms. Bolton, Mr. Mattson, and Mr. Mills, three former officers of the Company, for the purpose of assisting them in paying substantial income tax liabilities resulting from alternative minimum tax imposed on their exercise of Company stock options in 2000. At March 31, 2005 the aggregate amounts of such indebtedness for principal and accrued interest were: Dr. Miller: $1,734,481; Ms. Bolton: $1,674,671; Mr. Mattson: $282,302; and Mr. Mills: $33,964. Each loan is a full recourse loan, initially secured by a number of shares of the Company's stock held by the officer equal to the lesser of (1) the principal amount of the loan divided by the average closing price of the Company's stock for the 30 trading days preceding January 3, 2001, which was $4.4875, or (2) the total amount of Company stock held by the borrowing officer on the date of the note evidencing the loan. Each officer has the right to withdraw shares from the security interest to the extent that the fair market value of the collateral pledged exceeds 120% of the principal, but no officer has the obligation to pledge additional shares or to return withdrawn shares if the value of the collateral pledged falls below the loan amount. The number of shares initially and currently pledged by each officer is: Dr. Miller, 323,120 shares; Ms. Bolton, 260,785 shares; Mr. Mattson, 52,591 shares, and Mr. Mills, 6,325 shares. The loans bear interest at a rate of 4.94%. All principal and accrued interest are due December 31, 2005. The Company's obligation to make these loans was conditioned on the initial closing of the Fleet line described above.

Stock Transactions Involving Warburg Pincus

In November 2001, the Company completed the sale of 4,000,000 shares of our common stock to Warburg, Pincus Ventures at a purchase price of $1.25 per share, and an aggregate purchase price of $5,000,000. The transaction was completed as a private placement. In connection with the sale, the Company's Registration Rights Agreement was further amended to include the shares sold in the transaction as Registrable Securities under that Agreement. Accordingly, the Company may be required to register such shares for resale in the future.

The former holders of our Series B, C and D preferred stock, which include Warburg, Pincus Ventures, our largest stockholder, are entitled to registration rights with respect to the common stock issued upon conversion of the Series B, C or D preferred stock.

In connection with the issuance of Series B preferred stock and warrants to purchase Series C preferred stock, we entered into an agreement that requires us, as long as Warburg, Pincus Ventures owns at least 10% or 20% of the outstanding common stock, to nominate and use our best efforts to elect one or two individuals, respectively, designated by Warburg, Pincus Ventures for election to the Board or Directors.

Please see the "Employment Agreement" section above for details of additional transactions with Mr. Bowen.

The Company has entered into indemnity agreements with each of its directors and executive officers. The Company's certificate of incorporation and bylaws also contain provisions relating to limitation of liability and indemnification of directors and officers.

The Company believes that the foregoing transactions were in its best interests. As a matter of policy these transactions were, and all future transactions between the Company and any of its officers, directors or principal stockholders will be, approved by a majority of the disinterested members of the Board. All 2004 transactions were, and we expect that all future related-party transactions will be, also approved by the Audit Committee of the Board.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (for example, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Scientific Learning stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Linda Carloni, Corporate Secretary, Scientific Learning Corporation, 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040, or contact Linda Carloni at 510-444-3500. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Linda L. Carloni

Linda L. Carloni
Secretary

May 2, 2005

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2004 is being provided to shareholders with this Proxy Statement.

CHARTER OF THE AUDIT COMMITTEE

As adopted by the Board of Directors on July 29, 2004

The charter of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Scientific Learning Corporation (the "Company") is as follows, subject to amendment by the Board from time to time:

Role

The role of the Committee is to act on behalf of the Board in fulfilling the Board's oversight responsibility to the stockholders relating to the Company's financial statements and accounting and financial reporting processes, and in particular the quality and integrity of those processes, the systems of internal control over financial reporting, the annual independent audit of the Company's financial statements, the quality and integrity of the Company's financial processes, statements and reports, and the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company's independent outside auditors (the "Auditors").

Membership:

The Committee will be composed of at least three members of the Board. The members of the Committee shall satisfy the independence and financial literacy requirements of The Nasdaq Stock Market ("Nasdaq"), when and as applicable to Committee members, as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial sophistication requirements as applicable and in effect from time to time. The members of the Committee and the Committee chair will be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee will be filled by the Board.

Primary Committee Responsibilities:

The Committee shall oversee the Company's financial reporting process on behalf of the Board and shall have direct responsibility for the appointment, compensation, evaluation, retention, termination, and oversight of the work of the Auditors, who shall report directly to and be accountable to the Committee. The Committee shall also report the results of its activities to the Board. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To fulfill the Committee's role, the Committee shall be charged with the following functions and processes, with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. To evaluate the performance of the Auditors, to assess their qualifications and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year.

2. To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, and the compensation to be paid by the Company to the Auditors, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

3. To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

4. At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company consistent with Independence Standards Board Standard No. 1, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

5. To assist and interact with the Auditors in order that they may carry out their duties in the most efficient and cost-effective manner.

6. To evaluate the cooperation received by the Auditors during their audit examination, including their access to all requested records, data and information, and elicit the comments of management regarding the responsiveness of the independent auditors to the Company's needs.

7. To review with the management of the Company and the Auditors, upon completion of their audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K, and to recommend whether or not such financial statements should be so included. In the course of that review, to discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and adjustments proposed but not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under the standards of the Public Company accounting Oversight Board (United States), as appropriate.

8. To review the interim financial statements with the management of the Company and the Auditors, as appropriate, prior to public disclosure of quarterly financial information, if practicable, and in any event, prior to the filing of the Company's Quarterly Reports on Form 10-Q. In this review, the Committee shall discuss the results of this quarterly review and any other matters required to be communicated to the Committee by the independent auditors under the standards of the Public Company Accounting Oversight Board (United States), as appropriate.

9. To review and discuss with management and the Auditors, as appropriate, earnings press releases, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for this purpose.

10. To review with management and the Auditors, as appropriate, significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under GAAP related to material items discussed with management and any other significant reporting issues and judgments.

11. To review with the Auditors and, if appropriate, management, any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

12. To review with the Auditors and management, as appropriate, any conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any such conflicts regarding financial reporting.

13. To review with management and the Auditors, as appropriate, the scope, quality and effectiveness of internal control over financial reporting.

14. Periodically, to meet in separate sessions with the Auditors and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

15. To establish procedures in compliance with applicable laws and rules and as determined to be appropriate by the Committee, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

16. To review and approve related-party transactions as required by Nasdaq rules, except to the extent that such matters are reviewed and approved by the Nominating and Corporate Governance Committee in accordance with its charter and Nasdaq rules.

17. To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

18. To prepare the Committee Report for inclusion in the Company's proxy statement for its annual meeting of stockholders.

19. To conduct such investigations as the Audit Committee deems to be appropriate, and to retain such accounting, legal and other independent experts in connection with such investigations or otherwise to advise the Committee as the Committee deems to be appropriate.

20. To periodically review and discuss with management and the Auditors, as appropriate, the Company's major risk exposures and the steps management has taken to monitor and control such exposures.

21. To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

22. To periodically conduct a self-evaluation of the Committee's performance.

23. To perform such other functions and have such power as may be necessary or convenient in the efficient and lawful discharge of the foregoing.

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

COMMITTEE PROCESSES

- *Meeting Frequency* – The Committee shall hold such regular or special meetings as the Committee or its chair deems necessary or appropriate and shall meet at least four times per year.

- *Resources and Authority* – The Committee shall have authority to appoint, determine funding for, at the expense of the Company, retain and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder and otherwise to fulfill its responsibilities under this charter. The Committee shall have the authority to obtain and determine compensation for, at the expense of the Company, advice and assistance from internal or external independent legal, accounting, or other advisors and consultants, as it determines necessary or appropriate to carry out its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.

- *Reporting to the Board of Directors* – The Committee, through the Committee chair, shall report to the Board of Directors with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the performance or independence of the Auditors or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

Corporate Information

Corporate Offices

Scientific Learning Corporation
300 Frank H. Ogawa Plaza
Suite 600
Oakland, CA 94612-2040
Telephone: 510-444-3500
www.scientificlearning.com
www.brainconnection.com

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
(212) 509-4000

Outside General Counsel

Cooley Godward LLP
San Francisco, CA

Independent Public Accountant

Ernst & Young LLP
Walnut Creek, CA

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, June 7, 2005 at Scientific Learning Corporation, 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA.

Stockholder Inquiries

Communications regarding transfer requirements, lost certificates and change of address should be directed to the transfer agent. General information regarding the Company may be obtained from the Company's web site or by contacting its Investor Relations Department at (510) 444-3500.

Stock Price and Stockholder Data

The Company's common stock is traded on the Nasdaq National Market under the symbol "SCIL." From December 31, 2003 until July 2004, our common stock was traded on the Nasdaq Small Cap Market. From January 1, 2003 until December 30, 2003, our common stock was traded on the OTC Bulletin Board. The following table sets forth, for the periods indicated, the closing high and low sales prices per share of our common stock as reported on the Nasdaq National Market, the OTC Bulletin Board or the Nasdaq Small Cap Market, as applicable.

2004	High	Low
First Quarter	$7.40	$5.00
Second Quarter	$6.49	$4.96
Third Quarter	$6.84	$5.18
Fourth Quarter	$6.00	$4.71

2003	High	Low
First Quarter	$3.10	$1.40
Second Quarter	$4.50	$2.30
Third Quarter	$5.15	$4.10
Fourth Quarter	$5.00	$4.15

On March 15, 2005, the closing price per share of the Company's Common Stock was $6.11. As of March 15, 2005, there were 132 holders of record of the Company's Common Stock, which excludes beneficial owners of Common Stock held in street name. We have never declared or paid cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future. Our current loan agreement provides that we may not pay any dividends other than stock dividends.

Board of Directors

Robert C. Bowen
Chairman and Chief Executive Officer

Edward Vermont Blanchard, Jr.
Private Investor

Ajit Dalvi
Business Consultant

Carleton A. Holstrom
Private Investor

Dr. Michael M. Merzenich
Francis A. Sooy Professor at
University of California, San Francisco

Rodman W. Moorhead, III
Senior Advisor and Managing Director
Warburg Pincus LLC

Dr. Paula A. Tallal
Co-Director of the Center for Molecular and
Behavioral Neuroscience, Rutgers University

Dr. Joseph Martin
Dean
Harvard Faculty of Medicine

David W. Smith
Executive Chairman
Plato Learning

Corporate Management

Robert C. Bowen
Chairman, Chief Executive Officer and Director

James R. Bray
Vice President, Business Development and Government Affairs

Linda L. Carloni
Vice President, General Counsel and Secretary

Glenn G. Chapin
Vice President, Education Sales

Jane A. Freeman
Sr. Vice President, Chief Financial Officer and Treasurer

Dr. William M. Jenkins
Sr. Vice President, Product Development

Dr. Steven L. Miller
Sr. Vice President, Research and Outcomes

Jill McCormack
Vice President, Operations

Sherrelle J. Walker
Chief Education Officer

Forward-Looking Statements

This annual report, including the Chairman's letter and the Report on Form 10-K, contains forward-looking statements that are subject to the safe harbor created by the federal securities law, including, among others, statements relating to trends and projected levels of sales, revenue, profits, financial resources and other financial parameters. Such statements are subject to substantial risks and uncertainties. Actual events or results may differ materially as a result of many factors, including but not limited to: the extent of acceptance and purchase of our products by target customers; seasonality and sales cycles; competition; availability of funding available to schools; schools' success in implementing our products; the Company's ability to continue to demonstrate the efficacy of its products, which depends on how the programs are implemented, the demography of participants and other factors; the Company's ability to retain key personnel; execution of new product development strategies; pricing pressures; expense levels at the Company; and other risks detailed in the Company's SEC reports, including the Company's Reports on Form 10K included herein.



Scientific Learning applies advances in neuroscience and cognitive research to increase human potential. We produce unique products, tools, and implementation strategies that build the fundamental cognitive skills required to read and learn.

Scientific Learning®

www.scientificlearning.com
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